Exhibit 2.1

ASSET PURCHASE AGREEMENT

between

TUI LEARNING, LLC and TRIDENT UNIVERSITY INTERNATIONAL, LLC,

as the Seller Parties,

and

ATHENA NEWCO, LLC

as Buyer

and

CAREER EDUCATION CORPORATION

as Buyer Parent

TABLE OF CONTENTS

ARTICLE 1: DEFINITIONS		2
1.1	Definitions	2
1.2	Rules of Construction	2

ARTICLE 2: PURCHASE AND SALE		2
2.1	Purchase and Sale of Assets	2
2.2	Excluded Assets	3
2.3	Assumption and Retention of Liabilities	3
2.4	Closing Date Purchase Price	4
2.5	Closing Payments	5
2.6	Purchase Price Adjustment	6
2.7	Allocation of Purchase Price	8
2.8	Deferred Consents	8

ARTICLE 3: REPRESENTATIONS AND WARRANTIES OF THE SELLER PARTIES		9
3.1	Organization and Standing	9
3.2	Authorization; Enforceability	9
3.3	No Conflicts; Consents	10
3.4	Subsidiaries	10
3.5	Sufficiency of, Title to and Condition of the Assets	10
3.6	Contracts	11
3.7	Intellectual Property	12
3.8	Real Property; Leases	13
3.9	Financial Statements	14
3.10	Events Subsequent to Most Recent Balance Sheet Date	14
3.11	Litigation	15
3.12	Compliance with Laws	16
3.13	Educational Approvals and Educational Requirements	16
3.14	Student Enrollment Levels	22
3.15	Taxes	22
3.16	Insurance	23
3.17	Powers of Attorney	23
3.18	Employees; Independent Contractors	24
3.19	Employee Benefit Plans	25
3.20	Environmental Compliance	27
3.21	Brokers	28
3.22	Intercompany Services; Affiliates Interests and Transactions	28
3.23	Suppliers	28
3.24	No Undisclosed Liabilities	29
3.25	Accounts Receivable	29
3.26	Disputed Accounts Payable	30
3.27	Business Continuity	30
3.28	Data Privacy	30

ARTICLE 4: REPRESENTATIONS AND WARRANTIES OF BUYER		30
4.1	Organization and Standing	30
4.2	Authorization; Enforceability	31

i

4.3	No Conflicts; Consents	31
4.4	Buyer’s Brokers	31
4.5	Actions	31
4.6	Capital Adequacy; Financing	31
4.7	Educational Regulatory Matters	32

ARTICLE 5: CERTAIN COVENANTS		33
5.1	Access; Consultation	33
5.2	Notice of Certain Events	33
5.3	Operations Pending Closing	34
5.4	Supplemental Financial Statements; Regulatory Filings	35
5.5	Cooperation; Consents	35
5.6	Public Announcements	37
5.7	Exclusivity	38
5.8	Letters of Credit and Surety Bonds	38
5.9	Representation and Warranty Insurance	38

ARTICLE 6: SPECIAL COVENANTS AND AGREEMENTS		39
6.1	Employee Matters	39
6.2	Further Assurances	41
6.3	Confidentiality	41
6.4	Noncompete; Non-Solicitation	43
6.5	Name Change	44
6.6	Access to Records	44

ARTICLE 7: CONDITIONS PRECEDENT OF BUYER		44
7.1	Representations, Warranties and Covenants	44
7.2	Consents	45
7.3	Absence of Proceedings or Litigation	45
7.4	No Material Adverse Effect	45
7.5	Pay Off Letters	45
7.6	Minimum Revenue and EBITDA	46
7.7	Deliveries at Closing	46

ARTICLE 8: CONDITIONS PRECEDENT OF THE SELLER PARTIES		46
8.1	Representations, Warranties and Covenants	46
8.2	Absence of Proceedings or Litigation	47
8.3	Deliveries at Closing	47

ARTICLE 9: CLOSING AND CLOSING DELIVERIES		47
9.1	Closing	47
9.2	Deliveries by the Seller Parties	47
9.3	Deliveries by Buyer	48

ARTICLE 10: SURVIVAL; INDEMNIFICATION		49
10.1	Survival	49
10.2	Indemnification by the Seller Parties	49
10.3	Indemnification by Buyer	50
10.4	Indemnification Procedures	50
10.5	Tax Treatment of Indemnity Payments	51

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10.6	Determination of Indemnification Matters	51
10.7	Limitations on Indemnification	52
10.8	Exclusive Remedies	53

ARTICLE 11: TERMINATION		53
11.1	Termination	53
11.2	Procedure and Effect of Termination	54
11.3	Specific Performance	55

ARTICLE 12: TRANSFER TAXES; FEES AND EXPENSES		55
12.1	Transfer Taxes	55
12.2	Governmental Filing Fees	55
12.3	Expenses	55

ARTICLE 13: MISCELLANEOUS		56
13.1	Entire Agreement, Amendment	56
13.2	Waivers; Consents	56
13.3	Benefit; Assignment	56
13.4	Notices	57
13.5	Counterparts	58
13.6	Headings	58
13.7	Severability	58
13.8	No Third Party Beneficiaries	58
13.9	Governing Law; Waiver of Jury Trial	58
13.10	Consent to Jurisdiction and Service of Process	59
13.11	No Strict Construction	59
13.12	Saturdays, Sundays and Legal Holidays	59
13.13	Incorporation of Exhibits, Annexes and Schedules	60
13.14	Governing Language	60
13.15	Withholding	60
13.16	Buyer Parent Guarantee	60
13.17	Non-Recourse	61
13.18	No Partnership Created	61
13.19	Bulk Sales	61

iii

ASSET PURCHASE AGREEMENT

THIS ASSET PURCHASE AGREEMENT is made and entered into this 8th day of March, 2019, between TRIDENT UNIVERSITY INTERNATIONAL, LLC, a California limited liability company (the “Company”) and TUI LEARNING, LLC, a Delaware limited liability company (“Holdings”) (collectively, the “Seller Parties”), on the one hand, and ATHENA NEWCO, LLC, a Delaware limited liability company (“Buyer”), on the other hand along with CAREER EDUCATION CORPORATION, a Delaware corporation (“Buyer Parent”) and indirect owner of Buyer joining solely for purposes of the guaranty set forth in Section 13.16 hereto.

WITNESSETH:

WHEREAS, the Company is engaged in the Business (as defined herein) and owns and operates the University (as defined herein);

WHEREAS, Holdings owns all of the outstanding limited liability interests of the Company;

WHEREAS, Buyer is a wholly-owned subsidiary of AIU Online, LLC, which is a wholly-owned subsidiary of American InterContinental University, Inc., which owns American InterContinental University (“AIU”), a post-secondary institution accredited by the Higher Learning Commission and which, for the avoidance of doubt, has been issued Identification Number 021136 by the Office of Postsecondary Education of USDE (“AIU OPEID”);

WHEREAS, the Company desires to sell, assign, and transfer, to Buyer, and Buyer desires to acquire and assume from the Company, substantially all of the assets used or held for use by the Company in the operation of the Business and certain liabilities, on the terms and subject to the conditions set forth herein;

WHEREAS, Buyer desires to merge and consolidate the University with and into American InterContinental University to create one singularly regulated entity post-Closing with combined educational offerings;

WHEREAS, the Seller Parties will benefit directly from the consummation of the transactions contemplated hereunder; and

WHEREAS, the respective Boards of Trustees of AIU and the University have determined that the sale by Company of certain of its assets relating to the Business to Buyer upon the terms and conditions of this Agreement is prudent and advisable and in the best interests of their respective institutions.

NOW, THEREFORE, in consideration of the above premises and of the mutual covenants, conditions and agreements set forth herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties, intending to be legally bound, hereby agree as follows:

ARTICLE 1: DEFINITIONS

1.1 Definitions. Unless the context shall otherwise require, terms used in this Agreement with initial capital letters shall have the meanings ascribed to them in Annex A, which is incorporated herein by reference into this Agreement and made a part hereof.

1.2 Rules of Construction. For purposes of this Agreement: (a) whenever the context requires, any pronoun shall include the corresponding masculine, feminine and neuter forms; (b) where the context so requires or permits, the use of the singular form includes the plural, and the use of the plural form includes the singular, and without limiting the generality of the foregoing, it is hereby acknowledged and agreed that the term “Seller Parties” shall include and mean, as applicable, any one or more of the Seller Parties singly or together and not just the Seller Parties collectively or as a group; (c) the words “include,” “includes” and “including” shall be deemed to be followed by the phrase “without limitation”; (d) all references to “party” and “parties” shall be deemed references to parties to this Agreement, unless the context shall otherwise require; (e) except as specifically otherwise provided in this Agreement, a reference to an Article, Annex, Section, Schedule or Exhibit is a reference to an Article or Section of this Agreement or an Annex, Schedule or Exhibit of or to this Agreement; (f) the term “any” shall be deemed to have the meaning “any and/or all”; (g) when used in this Agreement, words such as “herein”, “hereinafter”, “hereby”, “hereof,” “hereto”, “hereunder” and words of similar import shall refer to this Agreement as a whole, including Annexes, Schedules and Exhibits hereto, and not to any particular provision of this Agreement, unless the context clearly requires otherwise; (h) any reference to any Contract or other document or instrument or to any Law is to it as amended and supplemented from time to time (and in the case of any Law, to any successor provisions, and to any rules and regulations promulgated thereunder), unless the context requires otherwise; (i) any reference to a Person shall include the successors and assigns of such Person; and (j) any reference to any materials, including any document, report, record, file or other data, shall, in each case, include any form or medium of such materials (including electronic form).

ARTICLE 2: PURCHASE AND SALE

2.1 Purchase and Sale of Assets. Upon all of the terms and subject to all of the conditions of this Agreement, at the Closing, the Company shall transfer, convey, assign and deliver to Buyer, and Buyer shall acquire, all of the Company’s rights, title and interest in and to all of the assets, properties, privileges, rights, benefits, interests and claims of the Business, whether real or personal or mixed, tangible or intangible, of every type and description that are owned, leased, licensed, or otherwise used or held for use by the Company (collectively, the “Assets”), free and clear of all Liens other than Permitted Liens; provided, however, that the Assets shall not include the Excluded Assets. The Assets shall include all of Seller Parties’ respective rights, title and interest in and to the following: (a) the University as a going concern; (b) the Tangible Personal Property (including without limitation all inventory); (c) the Leased Real Property; (d) the Assumed Contracts; (e) the Company Intellectual Property, including the Registered Owned Intellectual Property set forth on Schedule 3.7(a); (f) the Company IT Assets; (g) the Permits and Educational Approvals; (h) the Records; (i) the Accounts Receivable; (j) all goodwill associated with the Business and the University; (k) all prepaid expenses and other current assets of the Business; (l) all security and other deposits; (m) all other tangible and intangible assets of the

Business, including all sales and promotional literature, prospective student lists, lead generation addresses, ad words, internet, broadcast and print media content, marketing data, promotional materials, other marketing, sales-related and promotion-related materials owned or held for use relating to the University, products and services currently in development, as well as any plans for new services, classes or programs; (n) all Actions, causes of action, refunds, rights of recovery, rights of set-off and rights of recoupment relating to or arising out of the Assets or offsetting any of the Assumed Liabilities, whether known or unknown; (o) all telephone numbers, email addresses, internet websites and addresses, post office boxes and other numbers or addressed used by the Company in connection with the University, including the right to receive mail and other communications addressed to the Company and pertaining to the University; and (p) all rights and interests in and to the names “Trident University” or “Trident University International” and any variations thereof, except, in each case, for any Excluded Assets.

2.2 Excluded Assets. Notwithstanding anything to the contrary, the Assets shall not include any rights, title or interest in and to the following (collectively, the “Excluded Assets”): (a) all Contracts other than the Assumed Contracts (collectively, the “Excluded Contracts”); (b) each Seller Party’s corporate charter, tax identification number, minute book, and other documents relating to the organization and existence of any Seller Parties; (c) all rights of the Seller Parties to enforce (i) the obligations of Buyer to pay, perform or discharge the Assumed Liabilities and (ii) all other obligations of Buyer under or in connection with, as well as all other rights of Seller Parties under or in connection with, this Agreement or any of the Buyer’s Ancillary Documents; (d) any Benefit Plans; (e) the Privileged Communications; (f) all Cash Equivalents; (g) any Tax prepayments of the Company or refunds or credits of Taxes paid by the Company; (h) the Identification Number 04127900 by the Office of Postsecondary Education of USDE and related PPPA; and (i) the assets identified on Schedule 2.2.

2.3 Assumption and Retention of Liabilities.

(a) Notwithstanding any other provision herein to the contrary, Buyer is not assuming, and shall have no obligation to pay, perform or discharge, any Liabilities of the Seller Parties or otherwise relating to the Assets or the Business of any kind or nature whatsoever, whether known or unknown, fixed or contingent, arising or accruing prior to the Closing, other than Liabilities of the Company arising out of or related to: (i) the Assumed Contracts or the conduct of the Business or operation of or the ownership of any or all of the Assets after the Closing (excluding Liabilities arising by reason of any breach by the Seller Parties to the extent based on events, occurrences or circumstances occurring prior to the Closing, regardless of when any such Liabilities are asserted); (ii) unearned, prepaid tuition or obligations to provide educational services to students who are enrolled in and attending the University at the time of the Closing; (iii) the accounts payable and accrued expenses, student deposits, student refunds owed by Law as of the Closing and other current liabilities of the Company relating to the University to the extent such accounts payable or accrued expenses, student deposits, student refunds owed by Law as of the Closing or other current liabilities are included as current liabilities in the calculation of the Actual Net Working Capital, which, for the sake of clarity, shall exclude amounts for which the Seller Parties are responsible under Article 12, Transaction Expenses, accrued payroll and related benefits, any current portion of Indebtedness and any other Retained Liabilities; or (iv) any Transferred Employee for any period (or portion thereof) after the time such Transferred Employee becomes employed by Buyer (such liabilities of the Company under clauses (i) – (iv), collectively, the “Assumed Liabilities”). At the Closing the Buyer shall acquire and assume the Assumed Liabilities.

(b) The Seller Parties shall retain and remain responsible for all Liabilities of the Seller Parties, any Affiliate thereof or any predecessor owner of all or part of the Business or the Assets other than the Assumed Liabilities (the “Retained Liabilities”). Without limiting the generality of the foregoing, the Retained Liabilities shall include: (i) any and all Liabilities related to or arising in connection with the conduct of the Business or operation of or the ownership of any or all of the Assets prior to the Closing (other than the Assumed Liabilities); (ii) all Indebtedness of the Seller Parties and interest accrued thereon; (iii) all Liabilities of the Seller Parties to the extent not arising out of or relating to the Business or the Assets, including those arising out of or relating to the operation or ownership by the Seller Parties of the Excluded Assets or the conduct of any businesses other than that of the Business; (iv) all Liabilities and obligations due from or owed by the Seller Parties to any Seller Related Party; (v) all Liabilities of the Seller Parties under this Agreement or the Seller Parties’ Ancillary Documents; (vi) subject to Section 6.1(g), all Liabilities relating to (A) former employees of the Seller Parties or employees of the Seller Parties who are not Employees; (B) Employees who do not become Transferred Employees; (C) any Transferred Employee for any period (or portion thereof) prior to the time such Transferred Employee becomes employed by Buyer, including all employee wages, benefits (including payments for or obligations with respect to earned or accrued vacation or sick pay, paid time off or paid days off, unemployment compensation, employment taxes, medical claims or similar payments), contributions under any benefit program or agreement, severance pay obligations and all other employee related costs arising as a result of any events, acts (or failures to act) prior to the Employment Time or as a result of his or her termination of employment with the Seller Parties; (vii) all Liabilities for any retention or severance payments pursuant to any retention and/or severance agreements or arrangements, whether or not listed on Schedules 3.18(a) or 3.19(a) owed to any Employee (including Employees who do not become Transferred Employees); (viii) other than the COBRA Obligations, all Liabilities related to or under the Benefit Plans or any other employee plans or arrangements maintained by the Seller Parties or their Affiliates; (ix) all Liabilities for Transaction Expenses; (x) all Liabilities related to the Excluded Assets; (xi) all Liabilities related to closing, relinquishing or terminating the University’s Educational Approvals; and (xii) (A) all Tax Liabilities of the Seller Parties (and any equity owner or Affiliate of Seller Parties), whether incurred prior to, on or after the Closing; (B) all Tax Liabilities relating to the Business, the Assets or the Assumed Liabilities for any Pre-Closing Tax Period; (C) all Taxes that arise out of the consummation of the transactions contemplated hereby (other than Transfer Taxes for which Buyer is responsible pursuant to Section 12.1); and (D) all other Taxes of Seller Parties (or any equity owner or Affiliate of Seller Parties) of any kind or description (including any Liability for Taxes of Seller Parties (or any equity owner or Affiliate of Seller Parties) that becomes a Liability of Buyer under any common law doctrine of de facto merger or transferee or successor liability or otherwise by operation of contract or Law).

2.4 Closing Date Purchase Price. The purchase price for the sale of the Assets to Buyer pursuant to the terms and subject to the conditions of this Agreement to be paid at Closing shall be an amount equal to the net of:

(a) Thirty Seven Million Dollars ($37,000,000) (the “Initial Cash Purchase Price”), subject to adjustment pursuant to Section 7.6;

(b) plus the amount, if any, of the Closing Severance Payments paid by the Company to the Terminated Employees;

(c) plus the accrued or earned vacation paid by the Company to the employees of the Business upon their termination in accordance with Section 6.1(a), which amount the Seller Parties shall calculate, and provide such calculation to Buyer, at least two (2) Business Days prior to the Closing Date;

(d) plus the amount, if any, by which the Estimated Net Working Capital exceeds the Target Net Working Capital; and

(e) less the amount, if any, by which the Target Net Working Capital exceeds the Estimated Net Working Capital;

(such net amount, the “Closing Date Purchase Price”). The Closing Date Purchase Price shall be payable at the Closing by Buyer in accordance with Section 2.5 and shall be subject to adjustment after the Closing pursuant to Section 2.6.

2.5 Closing Payments. Subject to the terms and conditions set forth in this Agreement, the Closing Date Purchase Price shall be payable at the Closing by Buyer to or for the benefit of the Company as follows:

(a) Buyer will pay or cause to be paid to (i) the holders of Indebtedness of the Company, on behalf of the Company, in accordance with the pay-off letters delivered in accordance with Section 7.5, the aggregate amount of such Indebtedness, payable to such Persons by wire transfer of immediately available funds in accordance with such pay-off or pay-down letters; (ii) to Summit Subordinated Debt Fund III-A, L.P., a Delaware limited partnership, Summit Subordinated Debt Fund III-B, L.P., a Delaware limited partnership, and Summit Investors VI, L.P., a Delaware limited partnership (the “Second Lien Lenders”), on behalf of the Company, in accordance with the consent attached hereto as Exhibit E (the “Lender Consent”), the aggregate amount of Indebtedness calculated in accordance with the Lender Consent; and (iii) for any holders of Specified Remaining Indebtedness, such amounts in accordance with the Specified Remaining Indebtedness Instructions.

(b) Buyer will pay, or cause to be paid, the Escrow Amount (such amount, including any interest or other amounts earned thereon and less any disbursements therefrom in accordance with the Escrow Agreement, the “Escrow Fund”) to the Escrow Agent by wire transfer of immediately available funds to accounts designated by the Escrow Agent at least two (2) days prior to the Closing to be held for the purpose of securing a purchase price adjustment under Section 2.6(e) and the indemnification obligations of Seller Parties set forth in Article 10.

(c) Buyer will pay or cause to be paid to the payees of Transaction Expenses, on behalf of the Company, the aggregate amount of such Transaction Expenses payable to payees by wire transfer of immediately available funds in accordance with instructions delivered to Buyer by the Seller Parties at least two (2) days prior to the Closing.

(d) Buyer will pay or cause to be paid to the Company the Closing Date Purchase Price, less the amount of any Indebtedness paid by Buyer pursuant to Section 2.5(a), less the Escrow Amount, less the amount of any Transaction Expenses paid by Buyer pursuant to Section 2.5(c), such net amount (the “Closing Cash Payment”) to be paid by wire transfer of immediately available funds in accordance with instructions delivered to Buyer by the Seller Parties at least two (2) days prior to the Closing.

2.6 Purchase Price Adjustment.

(a) Working Capital Purchase Price Adjustment. At least two (2) Business Days prior to the Closing, the Seller Parties shall deliver to Buyer a good-faith estimated balance sheet of the Business (the “Estimated Closing Balance Sheet”) and good-faith calculations of the estimated Net Working Capital (“Estimated Net Working Capital”), each as of the close of business on the Business Day immediately preceding the Closing Date, and a certificate signed by the chief financial officer or controller of the Company certifying that the Estimated Closing Balance Sheet and calculations of Trailing EBITDA and Trailing Revenue were prepared in good faith from the books and records of the Seller Parties in accordance with GAAP, consistently applied in accordance with historical practices, and Estimated Net Working Capital was prepared in good faith from the books and records of the Seller Parties in accordance with the definition thereof. Prior to the Closing, the Seller Parties shall provide Buyer and its representatives copies of all records and work papers used in preparing the Estimated Closing Balance Sheet and the Estimated Net Working Capital, Trailing EBITDA and Trailing Revenue and the information and calculations contained therein and reasonable access to the Seller Parties, employees and advisors of the Company who prepared such information and calculations.

(b) Within ninety (90) days after the Closing Date, Buyer shall deliver to the Seller Parties the balance sheet of the Business as of the close of business on the Business Day immediately preceding the Closing Date (the “Closing Balance Sheet”), along with calculations of Net Working Capital as of such time, the calculation of the Trailing EBITDA, and the calculation of the 2019 Excess EBITDA Adjustment Amount, and a schedule (the “Adjustments Schedule”) setting forth Buyer’s calculation of any adjustments to Estimated Net Working Capital (the “Net Working Capital Adjustments”) based on the Closing Balance Sheet and calculation of Net Working Capital and any adjustment to the Trailing EBITDA provided by the Seller Parties (the “Trailing EBITDA Adjustment”) based on Buyer’s calculation of the Trailing EBITDA, and a certificate signed by the chief financial officer or controller of Buyer certifying that the Closing Balance Sheet, 2019 Excess EBITDA Adjustment Amount, and Trailing EBITDA were prepared in good faith in accordance with GAAP, consistently applied in accordance with historical practices, and the Net Working Capital and the Adjustments Schedule were calculated in accordance with the definition of “Net Working Capital”. Buyer shall provide the Seller Parties and their representatives with copies of all records and work papers used in preparing the Closing Balance Sheet, the Net Working Capital, the Net Working Capital Adjustments, the Trailing EBITDA, the Trailing EBITDA Adjustment and the 2019 Excess EBITDA Adjustment Amount, and the information and calculations contained therein and reasonable access to the employees and advisors of the Company who prepared such information and calculations. If the Seller Parties disagree with any item of the Closing Balance Sheet, the Adjustments Schedule, the Net Working Capital Adjustments, the Trailing EBITDA Adjustment or the 2019 Excess EBITDA Adjustment Amount, the Seller Parties shall deliver a notice (the “Objection Notice”) to Buyer within thirty (30) days of their receipt of the Closing Balance Sheet and Adjustments Schedule setting forth in reasonable detail the basis for the Seller Parties’ disagreement with the Closing Balance Sheet, the Net Working Capital Adjustments, the Trailing EBITDA Adjustment and the 2019 Excess EBITDA Adjustment Amount, along with the Seller Parties’ calculations of such amounts. Buyer and the Seller Parties will use reasonable efforts to resolve any disagreements as to the computation of the Net Working Capital Adjustments, the Trailing EBITDA Adjustment and the 2019 Excess EBITDA Adjustment Amount, but if they do not obtain a final resolution within twenty (20) days after Buyer has received the Objection Notice, Buyer and the Seller Parties will jointly retain an independent accounting firm of nationally recognized standing that is mutually and reasonably acceptable to them (the “Independent Accounting Firm”) for review and resolution of only such items then in dispute with instructions to complete the review within thirty (30) Business Days after submission, and the parties will use good faith efforts to cause the Independent Accounting Firm to resolve the dispute within such time period. The resolution of the Independent Accounting Firm shall be conclusive and binding on the parties hereto. Buyer and the Seller Parties shall furnish or cause to be furnished to the Independent Accounting Firm such work papers and other documents and information reasonably related to the disputed issues as the Independent Accounting Firm may reasonably request and as are reasonably available to that party or its agents and will be afforded the opportunity to present to the Independent Accounting Firm any material relating to the disputed issues and to discuss the disputed issues with the Independent Accounting Firm. The Independent Accounting Firm shall be authorized to resolve only those items identified in the Objection Notice remaining in dispute between the parties in accordance with this Section 2.6(b), within the range of differences between Buyer’s position and the Seller Parties’ position. The fees and expenses of the Independent Accounting Firm and of any enforcement of the determination thereof, shall be borne by Buyer and the Seller Parties in inverse proportion as they may prevail on the matters resolved by the Independent Accounting Firm, which proportionate allocation shall be calculated on an aggregate basis based on the relative dollar values of the amounts in dispute and shall be determined by the Independent Accounting Firm at the time the determination of such firm is rendered on the merits of the matters submitted.

(c) The Closing Balance Sheet, the Adjustments Schedule, the Net Working Capital Adjustments, the Trailing EBITDA Adjustment and the 2019 Excess EBITDA Adjustment Amount shall be deemed final for the purposes of this Section 2.6 upon the earlier of: (i) the failure of the Seller Parties to deliver an Objection Notice within thirty (30) days of their receipt of the Closing Balance Sheet, the Adjustments Schedule, the Net Working Capital Adjustments, the Trailing EBITDA Adjustment and the 2019 Excess EBITDA Adjustment Amount; or (ii) the final resolution of all disputes pursuant to Section 2.6(b), by the Seller Parties and Buyer in writing or by the Independent Accounting Firm.

(d) Within three (3) Business Days after the Closing Balance Sheet, the Adjustments Schedule and the 2019 Excess EBITDA Adjustment Amount are final, the parties shall make a final settlement as follows: If the Net Working Capital as finally determined pursuant to this Section 2.6 (the “Actual Net Working Capital”) is less than the Estimated Net Working Capital, then the Closing Date Purchase Price shall be decreased dollar-for-dollar by the amount that the Actual Net Working Capital is less than the Estimated Net Working Capital. If the Actual

Net Working Capital is more than the Estimated Net Working Capital, then the Closing Date Purchase Price shall be increased dollar-for-dollar by the amount that the Actual Net Working Capital exceeds the Estimated Net Working Capital. If the Trailing EBITDA as finally determined pursuant to this Section 2.6 is less than $7,000,000 and no decrease to the Initial Cash Purchase Price was made in accordance with Section 7.6, then the Closing Date Purchase Price shall be decreased by $2,000,000. If the Trailing EBITDA as finally determined pursuant to this Section 2.6 is greater than or equal to $7,000,000 and a decrease to the Initial Cash Purchase Price was made in accordance with Section 7.6, then the Closing Date Purchase Price shall be increased by $2,000,000. The Closing Date Purchase Price shall be increased by the amount of the 2019 Excess EBITDA Adjustment Amount as finally determined pursuant to this Section 2.6, if any. The result of any adjustment to the Closing Date Purchase Price is referred to herein as the “Final Purchase Price”.

(e) If the Final Purchase Price, as determined in accordance with Section 2.6(d), is greater than the Closing Date Purchase Price, then Buyer shall pay to the Company such excess amount. If the Final Purchase Price, as determined in accordance with Section 2.6(d), is less than the Closing Date Purchase Price, then (i) the Escrow Agent shall pay the amount of such deficiency to, or as directed by, Buyer in accordance with the terms of the Escrow Agreement, and (ii) to the extent such deficiency exceeds the amount available in the Escrow Fund, then the Seller Parties jointly and severally agree to pay to, or as directed by, Buyer the amount of such excess deficiency. Any payment due as a result thereof shall be paid within five (5) Business Days of the determination of the Final Purchase Price, and if not paid in full by such time, then the unpaid amount thereof shall bear interest at a rate of ten percent (10%) per annum until paid in full.

2.7 Allocation of Purchase Price. The Seller Parties and Buyer each agree that the Final Purchase Price (including for purposes of this Section 2.7 the Assumed Liabilities) shall be allocated among the Assets purchased pursuant to this Agreement in accordance with Section 1060 of the Code and Schedule 2.7. Within 60 days after the determination of the Final Purchase Price, the Buyer shall deliver to Seller Parties a draft schedule (the “Allocation Schedule”) allocating the Final Purchase Price in accordance with the foregoing. The Seller Parties and Buyer each agree to work in good faith to resolve any disagreement related to the draft Allocation Schedule and if they are not able to do so within a reasonable amount of time, the disagreement shall be referred to a nationally recognized accounting firm, mutually selected by the Buyer and the Seller Parties (the “Tax Referee”), which will promptly determine those matters in dispute (based on written presentations from the parties and not based on its independent review) and will render a written report as to the disputed matters. The costs and expenses of the Tax Referee will be split evenly by Buyer and the Seller Parties. The Buyer and the Seller Parties each agree to file IRS Form(s) 8594 and all federal, state and local income Tax Returns in accordance with the Allocation Schedule, as finally determined, and none of them shall thereafter take an income Tax Return position inconsistent with such allocation unless such inconsistent position shall arise out of or through an audit or other inquiry or examination by the IRS or other Tax authority. The Seller Parties and Buyer each agree to provide the other promptly with any other information required to complete the Allocation Schedule.

2.8 Deferred Consents. Anything in this Agreement to the contrary notwithstanding, this Agreement shall not constitute an agreement to assign or transfer any Assumed Contract or other Asset or any claim, right or benefit arising thereunder or resulting therefrom, if an assignment or transfer thereof, without the consent of a third party thereto, would constitute a breach thereof or a loss of material contractual benefits thereunder. If such consent has not been obtained prior to Closing (a “Deferred Consent”), then (a) the Seller Parties and Buyer will cooperate, in all reasonable respects, to obtain such Deferred Consents as soon as practicable following the Closing Date; provided that Seller Parties shall not have any obligation (i) to pay any fees or provide or deliver any other consideration to any Person in order to obtain any Deferred Consent other than fees or consideration otherwise owed under an Assumed Contract relating to periods prior to the Closing, or (ii) to agree to any adverse change in any Licensed Intellectual Property or Assumed Contract in order to obtain a Deferred Consent, and (b) until such Deferred Consent is obtained, the Seller Parties and Buyer will cooperate in all reasonable respects to provide to Buyer the benefits under the Assumed Contract to which such Deferred Consent. In particular, in the event that any Deferred Consent has not been obtained, then Buyer and the Seller Parties shall use commercially reasonable efforts to enter into such arrangements (including subleasing or subcontracting if permitted) to provide to the parties the economic and operational equivalent of obtaining such Deferred Consent and assigning or transferring such Assumed Contract, including enforcement for the benefit of Buyer of all claims or rights arising thereunder, and the performance by Buyer of the obligations thereunder arising on or after the Closing Date on a prompt and punctual basis.

ARTICLE 3: REPRESENTATIONS AND WARRANTIES OF THE SELLER PARTIES

The Seller Parties, jointly and severally, represent and warrant to Buyer as of the date hereof and as of the Closing as set forth in this Article 3.

3.1 Organization and Standing. Each Seller Party is a limited liability company duly organized, validly existing and in good standing under the Laws of its jurisdiction of formation and is duly qualified or licensed to conduct business as a foreign limited liability company in each jurisdiction in which the character of its properties owned, operated or leased, or the nature of its properties owned, operated or leased, make such qualification necessary, except where the failure to be so qualified or licensed to conduct business as a foreign limited liability company would not be material to the Seller Parties, taken as a whole. The Company has the requisite limited liability company power and authority to own, lease, and operate its properties and to carry on the Business as now conducted.

3.2 Authorization; Enforceability. The execution, delivery and performance of this Agreement by the Seller Parties and the agreements, documents, certificates and instruments contemplated under this Agreement to which either Seller Party is or will be a party (collectively, the “Seller Parties’ Ancillary Documents”), and the consummation by the Seller Parties of the transactions contemplated hereby and thereby, are within the power of the Seller Parties and have been duly authorized by all necessary action by the Seller Parties, their boards of directors or managers and stockholders or members, as applicable, and no approval from or notice to any of the stockholders or members of the Seller Parties is required regarding the same that has not been obtained or given, as applicable. This Agreement is, and the Seller Parties’ Ancillary Documents will be, when executed and delivered by the Seller Parties, the valid, legal and binding obligations of the Seller Parties, enforceable against each of them in accordance with their respective terms, except as may be limited by (i) applicable bankruptcy, insolvency, reorganization, moratorium and other laws affecting enforcement of creditors’ rights generally, and (ii) laws relating to the availability of specific performance, injunctive relief or other equitable remedies.

3.3 No Conflicts; Consents. Neither the execution, delivery or performance by the Seller Parties of this Agreement and the Seller Parties’ Ancillary Documents, nor the consummation of the transactions contemplated hereby or thereby by the Seller Parties, does or will, after the giving of notice, or the lapse of time or both, or otherwise: (a) contravene, conflict with, result in a breach of, or constitute a default under, the certificate of incorporation, bylaws, certificate of formation or limited liability company agreement or other applicable organizational or governing instruments or documents of Seller Parties; (b) contravene, conflict with or violate any applicable Law to which the Seller Parties are subject or by which the Seller Parties, the Business or the Assets are bound; (c) except as set forth on Schedule 3.3, contravene, or constitute a default under, or give any Person the right to declare a default or exercise any remedy under, or to accelerate the maturity or performance of, or payment under, or to cancel, terminate or modify, or result in the creation of any Lien on any of the Assets pursuant to or under, any Contract or require the Consent of any Person under any Contract; or (d) except as set forth on Schedule 3.3, require the Consent of any Governmental Authority or Educational Consent of any Educational Agency, except in the case of clauses (b)-(c) as would not have a Material Adverse Effect.

3.4 Subsidiaries. Holdings owns and holds all of the outstanding membership interests of the Company. Except for the Company, Holdings does not now have, and has never had, any Subsidiaries and does not own or hold, and has never owned or held, directly or indirectly, any other capital stock, membership, ownership, equity, profits or voting interest in or with respect to any Entity, and there exists no agreement or commitment to acquire such capital stock or other interests. Except as set forth on Schedule 3.4, the Company does not now have, and has never had, any Subsidiaries and does not own or hold, and has never owned or held, directly or indirectly, any other capital stock, membership, ownership, equity, profits or voting interest in or with respect to any Entity, and there exists no agreement or commitment to acquire such capital stock or other interests.

3.5 Sufficiency of, Title to and Condition of the Assets.

(a) The Assets constitute all of the assets, tangible and intangible necessary to operate the Business as presently operated and conducted and are sufficient to permit Buyer to operate the Business immediately following the Closing in all material respects in the same manner and to the same extent as the Business is currently conducted by the Company. All tangible assets (real and personal, including the Tangible Personal Property, buildings, plants and other structures) constituting Assets, whether owned or leased by the Company, are in good operating condition and repair in all material respects (subject to normal wear and tear), in light of their respective ages and uses for which they are used in the Business. Schedule 3.5(a) sets forth a true, correct and complete list of all items or distinct groups of Tangible Personal Property having a book cost in excess of Fifty Thousand Dollars ($50,000).

(b) Except as set forth on Schedule 3.5(b), the Company owns good and marketable title in and to (or, in the case of leased Assets, a valid leasehold interest in) all of the Assets free and clear of all Liens other than Permitted Liens. Except as set forth on Schedule 3.5(b), neither Holdings nor any Second Lien Lender owns or has any interest in any of the Assets.

3.6 Contracts.

(a) Schedule 3.6(a) sets forth a correct and complete list of all of the following Contracts (collectively, the “Material Contracts”): (i) any (A) employment Contract that provides for annual compensation in excess of One Hundred Thousand Dollars ($100,000) and is not terminable upon notice and without any liability to the Company or (B) separate severance Contract with any current employee of the Business; (ii) any Contract (or group of related Contracts) related to the engagement of any consultant or other independent contractor that provides for payments or other consideration in excess of One Hundred Thousand Dollars ($100,000) over the next twelve (12) months; (iii) any Contract (or group of related Contracts) with a supplier of the Business having remaining obligations by any party thereto in excess of One Hundred Thousand Dollars ($100,000) or exclusivity or purchase requirement provisions; (iv) any note, bond, indenture and other instrument or Contract evidencing, creating or otherwise relating to Indebtedness; (v) any Contract with any Seller Related Party; (vi) any executory Contract or commitment (or group of related Contracts or commitments) for capital expenditures that has remaining obligations in excess of One Hundred Thousand Dollars ($100,000); (vii) any Contract for the acquisition of the equity, assets or business of any other Person; (viii) any Contract that limits or purports to limit the ability of the Company or the Business to compete in any line of business or with any Person or in any geographic area during any period of time; (ix) any Contract (or group of related Contracts) for the lease of personal property to or from any Person providing for lease payments in excess of One Hundred Thousand Dollars ($100,000) per year; (x) any Contract concerning a partnership, joint venture, sponsorship or other alliance or collaboration; and (xi) any collective bargaining agreement or other agreement with any labor union or other employee representative of a group of employees relating to wages, hours and other conditions of employment; (xii) any Contract concerning confidentiality, nonsolicitation or the assignment or use of Intellectual Property rights, including any agreements with employees, consultants, independent contractors, agents and representatives; (xiii) any Contract relating to the Company Intellectual Property, Company Software or the Company IT Assets; (xiv) all Contracts involving consideration in excess of $100,000 in any year and which, in each case, cannot be cancelled without penalty or without more than 60 days’ notice; (xv) all Contracts that relate to the acquisition or disposition of any business, a material amount of stock or assets of any other Person or any real property (whether by merger, sale of stock, sale of assets or otherwise); and (xvi) all Contracts for the sale of any of the Assets or for the grant to any Person of any option, right of first refusal or preferential or similar right to purchase any of the Assets.

(b) The Seller Parties have Made Available to Buyer true, correct and complete copies of all Material Contracts and Assumed Contracts, including all material amendments, modifications and changes thereto. Except as set forth on Schedule 3.6(b), since January 1, 2016 (i) the Company has performed, in all material respects, all terms, covenants, conditions and agreements of each of the Material Contracts and Assumed Contracts that are required to be performed by them; (ii) the Company is not, and to the Knowledge of the Seller Parties no other Person that is a party to any such Contract is, in default, in any material respect, under such Contract; (iii) no event has occurred that (before or after notice or lapse of time or both) would reasonably be expected to become a breach or default, in any material respect, under any such Contract; (iv) there are no material disputes pending or threatened under any such Contract; and (v) each of the Material Contracts and Assumed Contracts is valid, binding, enforceable and in full force and effect and constitutes the legal, valid and binding obligation of the Company and each other Person that is a party thereto in accordance with its terms except as may be limited by (A) applicable bankruptcy, insolvency, reorganization, moratorium and other laws affecting enforcement of creditors’ rights generally, and (B) laws relating to the availability of specific performance, injunctive relief or other equitable remedies. Except as set forth on Schedule 3.6(a), there is no contract, agreement or arrangement to which any Seller Related Party or either Seller Party is a party that is material to any of the Assets or the conduct of the Business.

3.7 Intellectual Property.

(a) Schedule 3.7(a) sets forth a true, correct and complete list of all (i) Registered Owned Intellectual Property, (ii) unregistered trademarks, services marks, and trade names, (iii) Company Software material to the operation of the Business, (iv) other Owned Intellectual Property material to the operation of the Business, (v) all of the domain names and web sites owned by the Company and used by the University, and (vi) all Licensed Intellectual Property.

(b) Except as set forth on Schedule 3.7(b), the Company Intellectual Property includes all Intellectual Property used or held for use in connection with the operation of the Business, and there are no other items of Intellectual Property that are material to or necessary for the operation of the Business or for the continued operation of the Business immediately after the Closing. The Company is the exclusive owner of all right, title and interest in and to each item of Owned Intellectual Property in each case free and clear of all Liens other than Permitted Liens. The Company has valid licenses to use the Licensed Intellectual Property in connection with the operation of the Business, subject only to the terms of the Company IP Agreements.

(c) To the Knowledge of the Seller Parties, each item of the Company Intellectual Property and each item of Company Software, is (i) valid, subsisting and enforceable, (ii) currently in compliance with any and all formal legal requirements necessary to maintain the validity and enforceability thereof, and (iii) not subject to any Governmental Order or agreement adversely affecting the Seller Parties’ use thereof or rights thereto, or that could impair the validity or enforceability thereof. There is no Action pending, asserted or, to the Knowledge of the Seller Parties, threatened (x) against the Seller Parties concerning the ownership, validity, registerability, enforceability or use of, or licensed right to use, any of the Company Intellectual Property or Company Software, or (y) contesting or challenging the ownership, validity, registerability or enforceability of, or the Seller Parties’ right to use, any Company Intellectual Property or Company Software. To the Knowledge of the Seller Parties, neither the Company’s operation of the Business nor its use of the Company Intellectual Property or Company Software infringes, misappropriates or otherwise violates or conflicts with, in any material respect, the Intellectual Property rights of any third Person.

(d) The Company IT Assets are adequate for, and operate and perform in all material respects in accordance with their documentation and functional specifications and otherwise as required in connection with, the operation of the Business. To the Knowledge of the Seller Parties, since January 1, 2016, no Person has gained unauthorized access to any Company IT Assets, which access has had a Material Adverse Effect.

(e) Except as set forth on Schedule 3.7(e), the Company owns outright, and has good and marketable title to, the Curricula, free and clear of all Liens other than Permitted Liens.

None of Holdings, any Seller Related Party or any other Person owns or has any interest, directly or indirectly, in any part of the Curricula. Except as set forth on Schedule 3.7(e), the Company does not use any part of the Curricula by consent or approval of any other Person and are not required to and do not make any payments to others with respect thereto. To the Knowledge of the Seller Parties, no component of the Curricula infringes or violates any Intellectual Property right of any other Person, and since January 1, 2016, the Company’s use of any part of the Curricula does not infringe upon or violate any such right.

(f) Except as set forth on Schedule 3.7(f), the Company Software includes all Software used or held for use in connection with the operation of the Business, and there are no other items of Intellectual Property that are material to or necessary for the operation of the Business or for the continued operation of the Business immediately after the Closing, other than license of off the shelf Software licensed pursuant to shrink wrap or click wrap agreements. The Company is the exclusive owner of all right, title and interest in and to each item of Owned Software in each case free and clear of all Liens other than Permitted Liens. The Company has valid licenses to use the Licensed Software in connection with the operation of the Business, subject only to the terms of the Company IP Agreements.

3.8 Real Property; Leases.

(a) Neither the Company nor to the Knowledge of Seller Parties, the Company’s immediate predecessor, owns or has owned any real property in connection with the Business (including buildings, fixtures, structures or improvements situated thereon or any easements, rights-of-way or other rights or privileges appurtenant thereto).

(b) The licenses, leases and subleases listed on Schedule 3.8(b) (collectively, the “Leases”) constitute all of the licenses, leases or subleases for the use or occupancy of real property by or from the Company in connection with the Business (the “Leased Real Property”). With respect to each such Lease: (i) neither the Company nor any other Person that is a party thereto is in breach or in default in any material respect thereof; (ii) each of the Leases is legal, valid, binding, enforceable and in full force and effect and constitutes the legal, valid and binding obligations of the Company and any other Person that is a party thereto in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or similar Laws, now or hereafter in effect, relating to or affecting the enforcement of creditors’ rights in general and by general principles of equity; (iii) the Company has not subleased, assigned, transferred, conveyed, mortgaged, deeded in trust or caused any Lien (other than any Permitted Lien) to exist with respect to any interest of the Company in such Lease; (iv) since January 1, 2016, the Company has not received written notice of any non-compliance with current zoning or land-use Laws or of any pending condemnation or similar proceeding affecting such Leased Real Property or any portion thereof, and, to the Knowledge of Seller Parties, no such action is presently threatened; (v) the Company is in peaceful and undisturbed possession of the Leased Real Property, and since January 1, 2016, the Company has not received written notice of any uncured violation of any contractual or legal restrictions that preclude or restrict the ability to use the Leased Real Property for the purposes for which it is currently being used by the Company; (vi) the Leased Real Property and any buildings, structures, improvements and fixtures thereon are in good operating condition and adequate repair (ordinary wear and tear excepted in light of their respective ages); (vii) all existing water, sewer, steam, gas, electricity, telephone, cable, fiber optic cable, Internet access and other utilities required for the use, occupancy, operation and maintenance of the Leased Real Property are adequate for the conduct of the Business as it currently is conducted by the Company; (viii) no landlord of any Leased Real Property has Lien rights under any Leases in any of the Assets; and (ix) with respect to any Lien of any mortgagee of Seller Parties encumbering any Leased Real Property, the Company has received a subordination, non-disturbance and attornment agreement that will inure to the benefit of the Buyer, as assignee. The Leased Real Property is accessible by public right-of-way or is otherwise reasonably accessible for purposes of conducting the use of such Leased Real Property as presently conducted by the Company in conjunction with the operation of the Business.

(c) There are no material limitations, exceptions or restrictions set forth in any Permits upon or affecting the Leased Real Property.

3.9 Financial Statements. The Company has Made Available copies of (a) the audited consolidating balance sheet of the Company as of June 30, 2018, and June 30, 2017, and the related consolidating statements of income, and cash flows for the fiscal years then ended (collectively, the “Annual Financial Statements”) and (b) the unaudited consolidating balance sheet (the “Most Recent Balance Sheet”) of the Company as of December 31, 2018 (the “Most Recent Balance Sheet Date”), and the related statements of income and cash flows for the six months then ended, (collectively, the “Interim Financial Statements” and, together with the Annual Financial Statements, the “Financial Statements”). Except as set forth on Schedule 3.9, all of the Financial Statements (i) have been prepared in accordance with GAAP and, with respect to the Annual Financial Statements, have been audited in accordance with GAGAS, in each case applied on a basis consistent throughout the periods covered thereby (subject, in the case of any unaudited Financial Statements, to year-end adjustments and the absence of footnotes thereto, the effect of which will not be materially adverse), (ii) present fairly, in all material respects, the financial condition of the Company as at the dates indicated and the results of its operations and cash flows for the periods indicated, and (iii) are consistent with the books and records of the Company. True, correct and complete copies of the Annual Financial Statements have been timely and properly filed with the USDE, and such Annual Financial Statements comply in form and substance with all USDE requirements. Except as set forth on Schedule 3.9, all internal financial records in respect of the Business (x) have been maintained in accordance with GAAP, and (y) are complete and correct in all material respects.

3.10 Events Subsequent to Most Recent Balance Sheet Date. Except as disclosed on Schedule 3.10, since the Most Recent Balance Sheet Date, the Company has conducted the Business in the ordinary course of business consistent with past practices; and, without limiting the generality of the foregoing, since such date, the Company has not: (a) entered into, accelerated, made any material adverse amendment to or terminated (or received notice of termination of) any Assumed Contract, Material Contract, Lease, or Company Intellectual Property, except in the ordinary course of business consistent with past practices; (b) merged with, entered into a consolidation with or acquired an interest of five percent (5%) or more in any Person or acquired a substantial portion of the assets or business of any Person or any division or line of business thereof, or acquired any other material assets; (c) other than in the ordinary course of business consistent with past practices, increased any compensation payable or to become payable to any of the Employees who have annual compensation in excess of Fifty Thousand Dollars ($50,000) or any other director or officer of the Company; (d) cancelled, compromised, waived, or released any right or claim (or series of rights or claims) relating to the Business either involving more than Fifty Thousand Dollars ($50,000) or outside the ordinary course of business consistent with past practices, excluding any write-off of bad debt from students in the ordinary course of business consistent with past practices; (e) written-down or written-up (or failed to write-down or write-up in accordance with GAAP consistent with past practice) the value of any Accounts Receivable or revalued any Assets other than in the ordinary course of business, consistent with past practice in accordance with GAAP; (f) changed, in any material respect, its cash management practices and policies, practices and procedures with respect to collection of Accounts Receivable, establishment of reserves for uncollectible Accounts Receivable, accrual of Accounts Receivable, inventory control, prepayment expenses, payment of trade accounts payable, accrual of other expenses, deferral of revenue and acceptance of student deposits; (g) made any capital expenditure or commitment for any capital expenditure in respect of the Business in excess of Twenty-Five Thousand Dollars ($25,000) individually or One Hundred Thousand Dollars ($100,000) in the aggregate, except as contemplated by the Company’s annual capital expenditure budget Made Available to Buyer; (h) incurred, assumed or guaranteed any Indebtedness in respect of the Business in excess of One Hundred Thousand Dollars ($100,000) individually or Five Hundred Thousand Dollars ($500,000) in the aggregate (other than surety bonds required by applicable Governmental Authorities in the ordinary course of business consistent with past practices); (i) experienced any casualty, loss or damage with respect to the Company’s assets or properties that in the aggregate have a replacement cost of more than One Hundred Thousand Dollars ($100,000), whether or not such loss or damage shall have been covered by insurance; (j) sold, transferred, assigned, leased, subleased, licensed or otherwise disposed of any properties or assets of the Company, except for inventory or supplies consumed or disposed of in the ordinary course of business consistent with past practice, or assets transferred or disposed of in connection with the acquisition of replacement property of substantially equivalent, or better, kind, value, and use; (k) made any material change in any method of accounting or accounting practice, including any methods of calculating any bad debt, contingency or other reserves; (l) suffered any Material Adverse Effect; (m) entered into, adopted, modified or terminated any: (A) other than offer letters entered into in the ordinary course of business consistent with past practices that do not deviate in any material respect from the standard form offer letter provided to Buyer, employment, severance, or retention agreements with any current or former employee, officer, director, independent contractor or consultant of the Business; (B) other than in the ordinary course of business consistent with past practices with respect to the annual renewal of group welfare benefits, Benefit Plans; or (C) collective bargaining or other agreement with a labor union, in each case whether written or oral; (n) received notice of any (A) probation Action, or (B) revocation, termination or denial of a Permit to operate; or (o) agreed, whether orally or in writing, to do any of the foregoing.

3.11 Litigation. Except as set forth on Schedule 3.11, (a) there is no Action pending or, to the Knowledge of the Seller Parties, Action threatened in writing against, by or with respect to the Company, the Business, the Assets or with respect to the transactions contemplated herein, (b) since January 1, 2015, there has been no material Action pending against, by or with respect to the Company, the Business or the Assets and (c) the Company is not a party to, and none of the Company, the Business or the Assets is subject to or bound by, any Governmental Order. No event has occurred or circumstances exist that may give rise to, or serve as a basis for, any such material Action.

3.12 Compliance with Laws. The Company and the Business are, and since January 1, 2015 have been, in compliance in all material respects with all Laws and Permits applicable to the Business or the Assets, and no event has occurred, and, to the Knowledge of Seller Parties, no condition or circumstance exists, that is reasonably likely (with or without notice or lapse of time) to constitute, or result directly or indirectly in, a default under, a breach or violation of, or a failure to comply, in any material respect, with any Laws or Permits. The Company currently maintains all material Permits necessary for the Company to conduct the Business as presently being conducted. Except as set forth in Schedule 3.12, since January 1, 2015, neither the Company nor any of the executive officers of the Company have received any written claim or other written communication from any Governmental Authority or any other Person that the Company is not in compliance in any material respect with any Law applicable to it or to the Business.

3.13 Educational Approvals and Educational Requirements.

(a) The Company and the University currently maintain and, since the Compliance Date have maintained, all material Educational Approvals necessary to the conduct of the business and operations of the University. The Company and the University represent that the University is, and has been since the Compliance Date, party to a valid and effective Program Participation Agreement with the USDE, and that the University has, since the Compliance Date, had an Eligibility and Certification Approval Report issued by the USDE that lists all locations of the University and all educational programs that are eligible to participate under the Title IV Programs. Schedule 3.13(a) contains a complete listing of all Educational Approvals as of the date hereof that are required to conduct the operations of the University, with their initial effective date, and each such Educational Approval is in full force and effect in accordance with its terms.

(b) Since the Compliance Date, there have been no proceedings to revoke, suspend, limit, condition, restrict or withdraw any Educational Approval, and, to the Knowledge of Seller Parties, there are no facts, circumstances or omissions concerning the Company or the University that could reasonably result in such a proceeding. Since the Compliance Date, neither the Company nor the University has received written notice that any of the Educational Approvals will not be renewed. Since the Compliance Date, other than as set forth on Schedule 3.13(b), neither the Company nor the University has received any written notice of any alleged material violation by the University of any Educational Requirement related to maintaining and retaining in full force and effect any material Educational Approvals necessary for the existing operation of the University. Since the Compliance Date, none of the Company or the University has received written notice that any Educational Approval will be revoked or suspended or will not be renewed, and to the Company’s Knowledge, there is no basis for any current Educational Approval to not be renewed.

(c) Except as set forth on Schedule 3.13(c), the Company and the University are and, since the Compliance Date, have been in compliance in all material respects with all Educational Requirements and with the terms and conditions of all Educational Approvals.

(d) In addition, and without limiting the foregoing:

(i) Schedule 3.13(d)(i) contains a complete listing of all Student Financial Assistance Programs by which the University is currently awarding or administering student financial assistance to or on behalf of its students as of the date hereof.

(ii) Except as set forth on Schedule 3.13(d)(ii), the Company and the University are, and since the Compliance Date have been, in compliance in all material respects with all applicable rules, regulations and requirements pertaining to the University’s participation in any Student Financial Assistance Programs identified on Schedule 3.13(d)(i).

(iii) Since the Compliance Date, each educational program offered by the University is and has been since inception an eligible program in compliance with the requirements of 34 C.F.R. § 668.8. Schedule 3.13(d)(iii) sets forth a correct and accurate list of each educational program for which Title IV Program funds are currently provided to University students as of the date hereof.

(iv) Since the Compliance Date, the Company and the University have complied with the requirements set forth at 20 U.S.C. § 1094(a)(20) and 34 C.F.R. § 668.14(b)(22) regarding the payment of commissions, bonuses, or other payments based directly or indirectly on success in securing enrollments or awarding Title IV Program funds to any Person responsible for any student recruiting or admission activities or engaged in or responsible for decisions regarding the awarding of Title IV Program funds for or on behalf of the Company or the University.

(v) Except as set forth on Schedule 3.13(d)(v), since the Compliance Date, the University has calculated and paid refunds and calculated dates of withdrawal and leaves of absence in material compliance with all applicable Educational Requirements applicable to the University prior to the Closing Date.

(vi) Except as set forth on Schedule 3.13(d)(vi), to the Knowledge of Seller Parties, since the Compliance Date, the University has not provided any portion of an educational program by correspondence, or admitted students who had neither a high school diploma nor the recognized equivalent of a high school diploma.

(vii) The Company and the University have complied in all material respects with federal and state laws regarding misrepresentation, including 34 C.F.R. § 668 Subpart F.

(viii) Schedule 3.13(d)(viii) sets forth the University’s calculation of its composite score of financial responsibility as calculated in accordance with 34 C.F.R. § 668.172 and 34 C.F.R. Part 668, Subpart L, Appendix A, for each fiscal year ended on or after the Compliance Date and prior to the date hereof based upon the University’s audited financial statements for such time periods. Since the Compliance Date, the University has complied in all material respects with the USDE’s requirements as set forth in 34 C.F.R. Part 668, Subpart L, including any requirements by the USDE to post a letter of credit.

(ix) Except as set forth on Schedule 3.13(d)(ix), since the Compliance Date, no Educational Agency has required the University to post a letter of credit or other form of surety for any reason, including any request for a letter of credit based on late refunds pursuant to 34 C.F.R. § 668.173, or required or requested that the University process its Title IV Program funding under the reimbursement or heightened cash monitoring level 2 procedures set forth at 34 C.F.R. § 668.162(d) or (e)(2).

(x) Since the Compliance Date, the University has disclosed and timely reported, in material compliance with the applicable provisions of 34 C.F.R. Part 600: (A) the addition of any new educational programs or locations; and (B) the ownership of the University, including any shifts in ownership or control, and changes in reported ownership levels or percentages.

(xi) With respect to any location or facility that has closed or at which the University ceased operating educational programs since the Compliance Date, or any program that it has ceased offering the University has materially complied with all Educational Requirements related to the closure or cessation of instruction at such location or facility, or with respect to any discontinued program, including without limitation requirements for teaching out students from such location, facility, or program.

(xii) Except as set forth on Schedule 3.13(d)(xii), no educational program presently listed on the University’s currently-effective Eligibility and Certification Approval Report for which Title IV Program funds are presently offered or administered has been, since the Compliance Date, determined to have a failing or “zone” debt-to-earnings performance under the Gainful Employment Rule at 34 C.F.R. 668 Subpart Q. Since the Compliance Date, the University has been in material compliance with the disclosure and reporting requirements set forth in 34 C.F.R. §§ 668.6(b) and 668.411, 668.412. Schedule 3.13(d)(xii) sets forth the University’s final published Gainful Employment rates, as calculated by USDE pursuant to 34 C.F.R. 668 Subpart Q, including the status and outcomes of any pending appeals, for all programs that, since the Compliance Date, have been or are being offered by the University.

(xiii) Except as set forth on Schedule 3.13(d)(xiii), since the Compliance Date, the Company and the University have been in material compliance with the consumer disclosure requirements in 34 C.F.R. Part 668 Subpart D, including 34 C.F.R. § 668.46 (Clery Act requirements).

(xiv) Since the Compliance Date, the University has been in material compliance with all Educational Requirements with respect to personally identifiable information, education records, and data confidentiality and privacy, including the Family Educational Rights and Privacy Act (“FERPA”) (20 U.S.C. § 1232g; 34 C.F.R. Part 99), and any Educational Requirements governing the protection of student information, and the Company and the University have not received any written notices alleging their failure to materially comply with the same.

(xv) Except as set forth on Schedule 3.13(d)(xv), since the Compliance Date, the University has maintained all state authorizations required of its physical locations and for delivery of online programs in all states where it has enrolled and has complied in all material respects with all requirements of 34 C.F.R. § 600.9.

(xvi) Since the Compliance Date, the University has materially complied with the applicable provisions of 20 U.S.C. § 1085(d)(19) and 34 C.F.R. § 682.212 regarding prohibited inducements in the Federal Family Education Loan Program.

(xvii) Since the Compliance Date, all employees of the University that have engaged in student recruiting activities have maintained in all material respects the necessary approvals to conduct such activities. The University has materially complied with all Laws applicable to the recruitment of students. Except as set forth on Schedule 3.13(d)(xvii), neither the Company nor the University contracts, or since the Compliance Date, has contracted, with any person or organization to provide student recruiting services. Copies of all contracts listed on Schedule 3.13(d)(xvii) have been Made Available to Buyer.

(xviii) Schedule 3.13(d)(xviii) contains a list of all compliance audits and any other compliance reviews by any Educational Agency, including any entity that administers any Student Financial Assistance Program, relating to the Company or the University since the Compliance Date prior to the date hereof (each, a “Compliance Review”). No such Compliance Reviews, individually or in the aggregate, have (A) adversely affected the University, or (B) except as set forth on Schedule 3.13(d)(xviii), resulted in the imposition of any material liability, financial or otherwise. Except as set forth on Schedule 3.13(d)(xviii), the University has complied with, and resolved, all of the findings and conditions arising from any Compliance Review.

(xix) Except as set forth on Schedule 3.13(d)(xix), none of the University, the Company, nor any educational program offered by the University is on probation, monitoring, show cause, warning status, or subject to any other negative action or additional reporting requirements, with any Educational Agency. None of the University, the Company, nor any educational program offered by the University is subject to any adverse action by any Educational Agency to revoke, withdraw, deny, suspend, condition or limit an Educational Approval (including being directed to show cause why an Educational Approval should not be revoked, withdrawn, conditioned, suspended or limited).

(xx) For the fiscal years ended June 30, 2018, June 30, 2017, and June 30, 2016, the University has not received greater than ninety percent (90%) of its revenues from Title IV Programs, as such percentage is required to be calculated under 34 C.F.R. § 668.28. Schedule 3.13(d)(xx) sets forth a correct and complete list of the percentages of revenue the University has received from Title IV Programs for each such fiscal year, as such percentage is required to be calculated under 34 C.F.R. § 668.28, and the University’s preliminary, unaudited estimate of the percentage of revenue the University received from Title IV Programs for the fiscal year ended June 30, 2019. The percentage of Title IV revenue received by the University, as so determined, for each fiscal year ended on or after the Compliance Date in which the Schools participated in the Title IV Program is set forth in Schedule 3.13(d)(xx) by complete and correct copies of relevant portions of the financial statement audits submitted by the University to USDE for each fiscal year since the Compliance Date.

(xxi) Except as set forth on Schedule 3.13(d)(xxi), since the Compliance Date, neither the Company nor the University has provided any educational instruction on behalf of any other institution or organization, and no other institution or organization has provided any educational instruction on behalf of the University.

(xxii) Schedule 3.13(d)(xxii) sets forth a correct and complete list of the University’s official cohort default rates for loans administered under the Federal Family Education Loan program or the Federal Direct Loan Program, as calculated by the USDE pursuant to 34 C.F.R. Part 668 Subparts M and N, for the three most recently completed federal fiscal years for which such official rates have been published.

(xxiii) Neither the Company nor any Person that exercises substantial control over the University (as the term “substantial control” is defined in 34 C.F.R. § 668.174(c)(3)), or member of such Person’s family (as the term “family” is defined in 34 C.F.R. § 668.174(c)(4)), alone or together, (A) exercises or since the Compliance Date has exercised substantial control over another school or third-party servicer (as that term is defined in 34 C.F.R. § 668.2) that owes a liability for a violation of a Title IV Program requirement or (ii) owes a liability for a Title IV Program violation.

(xxiv) Since the Compliance Date, neither the Seller Parties nor, to the Knowledge of Seller Parties, any of the Company’s or the Seller Parties’ employees have pled guilty to, pled nolo contendere to or been found guilty of, a crime involving the acquisition, use or expenditure of funds under the Title IV Programs or been judicially determined to have committed fraud involving funds under the Title IV Programs.

(xxv) Neither the Company nor the University has employed in a capacity involving administration of funds under the Title IV Programs or the receipt of funds under the Title IV Programs, any individual who has been convicted of, or has pled nolo contendere or guilty to, a crime involving the acquisition, use or expenditure of federal, state or local government funds, or has been administratively or judicially determined to have committed fraud or any other material violation of law involving federal, state or local government funds.

(xxvi) None of the Company, the University or any Person or entity that exercises substantial control over the University has filed for relief in bankruptcy or had entered against it an order for relief in bankruptcy.

(xxvii) The Company and the University have Made Available to Buyer true and complete copies of correspondence and documents currently in the Company’s or the University’s possession received from, or sent by or on behalf of the University to any Educational Agency, excluding general correspondence routinely received from or sent to any Educational Agency by institutions, to the extent that such correspondence and documents were (A) sent or received since the Compliance Date or relate to any issue which remains pending and (B) relate to (1) any written notice that any Educational Approval is not in full force and effect, (2) any written notice that the University has violated or is violating any legal requirement, regulation, rule, standard or requirement of any Educational Agency or any legal requirement, regulation, rule, standard or requirement related to maintaining and retaining in full force and effect any Educational Approval; (3) any audits, program review, investigations or site visits conducted by any Educational Agency; (4) any written notice of an intent to limit, show cause, suspend, terminate, revoke, cancel, not renew or condition (including any action placing the University on probation) the accreditation of the University; or (5) any written notice of an intent to condition the continued operation of the education programs offered by the University on the posting of a letter of credit or other surety in favor of any Educational Agency.

(xxviii) Except as set forth on Schedule 3.13(d)(xxviii), since the Compliance Date, the University (i) has met the qualifications to be licensed, authorized or exempt from such licensure or authorization by the applicable State Educational Agencies, (ii) has met the qualifications to be accredited by and have been accredited by the applicable Accrediting Body or Accrediting Bodies, (iii) has been eligible and certified by the USDE to participate in the Title IV Programs, (iv) has been certified by the applicable state authorizing agency for participation in veterans’ assistance education benefit programs; and (v) has been a party to a valid memorandum of understanding with the DOD for participation in DOD tuition assistance programs.

(xxix) Except as set forth on Schedule 3.13(d)(xxix), no institution (whether or not participating in the Title IV Program) or any third-party servicer (as the term “third party servicer” is defined at 34 C.F.R. § 668.2) is, or has since the Compliance Date been, administered commonly, jointly or in conjunction with the University. Except as set forth on Schedule 3.13(d)(xxix), the University does not contract with a third-party servicer to provide any services in connection with the processing or administration of the University’s Student Financial Assistance Programs. Since the Compliance Date, the University has been in material compliance with Educational Requirements governing contracts with third-party servicers. Except as set forth on Schedule 3.13(d)(xxix), since the Compliance Date, the University has not provided any educational instruction on behalf of any other institution or organization, and no other institution or organization has provided any educational instruction on behalf of the University.

(xxx) Except as set forth on Schedule 3.13(d)(xxx), since the Compliance Date, the University has been in material compliance with Educational Agency requirements concerning the proper and accurate calculation and timely reporting of student outcomes, including but not limited to retention, completion and placement rates, graduate examination and professional licensure pass rates, and the methodology for calculating such rates.

(xxxi) Except as set forth on Schedule 3.13(d)(xxxi), to the Company’s Knowledge: (i) since the Compliance Date, no borrower defense proceeding pursuant to 34 C.F.R. §§ 685.206 or 685.222 has been initiated by any current or former student at the University; and (ii) since July 1, 2017, no triggering event has occurred as described in 34 C.F.R. §§ 668.171(c)-(g).

(e) The Company and the University have since the Compliance Date been and are in compliance in all material respects with applicable Educational Requirements regarding institutional loans and Private Educational Loans, including applicable provisions of the Higher

Education Opportunity Act of 2008 (Public Law 110-315), the Truth in Lending Act (12 U.S.C. § 5301 et seq. and 12 C.F.R. Part 226) and the Dodd-Frank Wall Street Reform and Consumer Protection Act (15 U.S.C. § 1601 et seq.). Since the Compliance Date, no Entity that has a student lending relationship with the Company or the University and that provides or originates Private Educational Loans has provided notice to the Seller Parties or the University of any termination, significant modification or reduction in the availability of such loans to students enrolled in the University. The Company, the University, and the employees, agents and officers of the University are and have since the Compliance Date been in compliance in all material respects with applicable Educational Requirements relating to the acceptance of gifts, payments, inducements, benefits, staffing assistance, advisory board positions or other thing of value in exchange for directing Private Educational Loan applications to any lender. Neither the Seller Parties nor the University has received any written notice, or to the Knowledge of the Seller Parties oral notice, of any investigation by any Governmental Authority or Educational Agency regarding the University’s student lending practices.

3.14 Student Enrollment Levels. Set forth on Schedule 3.14 is a true, correct and complete list of the student enrollment levels for each educational program of the University for each fiscal year ended after June 30, 2016, with such enrollment levels (i) calculated on the basis of individual students, (ii) identifying the students as full time or part time, and (iii) counting all students who were enrolled in, and attended, the applicable educational program as of the start of the fall term.

3.15 Taxes.

(a) The Seller Parties have filed all Tax Returns required to be filed by them, and each such Tax Return is correct and complete in all material respects and has been prepared materially in compliance with all applicable Laws. All Taxes due and owing by the Seller Parties (whether or not shown on any Tax Return) have been paid. The Seller Parties have withheld and collected all Taxes required to have been collected and withheld by them and, to the extent required, have properly paid or deposited such Taxes as required by applicable Laws. All unpaid Taxes of the Seller Parties for periods (or portions thereof) ending on or prior to the date of the Most Recent Balance Sheet, whether or not yet due and payable and whether or not shown or required to be shown on a Tax Return, have been fully recorded as a Liability or otherwise reserved for on the Most Recent Balance Sheet. There are no Liens for Taxes (other than Permitted Liens) upon any of the Assets.

(b) Schedule 3.15 lists each jurisdiction in which the Seller Parties currently file Tax Returns or pay Taxes, as well as the type of returns filed.

(c) Since its formation, Holdings has been taxed as a partnership or disregarded entity for federal state and local income Tax purposes and is currently taxed as a partnership.

(d) Since its formation, the Company has been taxed as a disregarded entity for federal, state and local income Tax purposes.

(e) Neither the Company nor any predecessor in interest to the Company, has ever been an Entity organized under the laws of any jurisdiction outside of the United States. The Company is not or has not been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code. The Company is not a party to or bound by any Tax allocation or sharing agreement. The Company has not been a member of an Affiliated Group filing a consolidated federal income Tax Return (other than the group whose common parent is Holdings). The Company has no liability for the Taxes of any Person other than Holdings under Treasury Regulations Section 1.1502-6 (or any similar provision of Law), as a transferee or successor, by contract, or otherwise. The Company is not a party to any “listed transaction” within the meaning of Section 1.6011-4 of the Treasury Regulations or any reportable transaction within the meaning of Sections 6011, 6111, 6112 or 6707A of the Code.

(f) The Seller Parties have not waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency which waiver or agreement is still in effect. No written claim has ever been made and delivered to the Seller Parties by an authority in a jurisdiction where the Seller Parties do not file Tax Returns that the Company is or may be subject to taxation by that jurisdiction or that the Seller Parties must file Tax Returns.

(g) All deficiencies asserted, or assessments made, against Seller Parties as a result of any examinations by any taxing authority have been fully satisfied or otherwise resolved.

(h) None of the Seller Parties is a “foreign person” as that term is used in Treasury Regulations Section 1.1445-2.

(i) The Company is not a party to any agreement, contract, arrangement or plan (written or oral) that has resulted or could result, separately or in the aggregate, in the payment of any “excess parachute payment” within the meaning of Section 280G of the Code (or any similar provision of state, local, or foreign Law). The Company is not a party to any agreement, contract, arrangement or plan (written or oral) that provides, or has provided, for a “deferral of compensation” within the meaning of Section 409A of the Code (or would provide for the deferral of compensation except that the agreement, contract, arrangement or plan incorporates a substantial risk of forfeiture) subject to Section 409A of the Code (or any similar provision of state, local or foreign Law).

3.16 Insurance. Schedule 3.16 contains an accurate and complete list of all policies of educators’ legal liability, errors and omissions, workers’ compensation, property, liability and casualty and other forms of insurance maintained with respect to the Company or the Business. All such policies are in full force and effect, all premiums with respect thereto covering all periods up to and including the Closing Date will have been paid, and no written notice of cancellation, termination or reduction of coverage has been received by either Seller Party with respect to such policy. No claim currently is pending under any such policy involving an amount in excess of $50,000. Except as set forth on Schedule 3.16, no Seller Party has made any claim in excess of $50,000, under any such policy since January 1, 2015 to which an insurer has denied or disputed or otherwise reserved its rights with respect to coverage and no insurer has threatened in writing to cancel any such policy.

3.17 Powers of Attorney. There are no outstanding powers of attorney executed on behalf of the Company or the Business.

3.18 Employees; Independent Contractors.

(a) Schedule 3.18(a) contains a true, correct and complete list of (i) all current employees of the Business (collectively, the “Employees”), showing each of their names, titles, status (full-time or part-time, active or inactive, exempt or non-exempt), employment location and dates of hire, (ii) pay range by position, and (iii) payroll by department. Schedule 3.18(a) also contains a true, correct and complete list of all individuals who are presently engaged by the Company as independent contractors and compensated on an IRS form 1099 basis (collectively, “Independent Contractors”) and an indication of which, if any, of such Independent Contractors cannot be terminated by the Company or Buyer on thirty (30) days’ notice or less or at any time, without material Liability other than amounts due for services rendered through the applicable termination date. Except as set forth in Schedule 3.18(a), the employment of all Employees is terminable at will. To the Knowledge of the Seller Parties, since January 1, 2015 no Employee or Independent Contractor has been in violation in any material respect of any employment contract, non-disclosure agreement, noncompetition agreement or other similar agreement or contract between the Seller Parties, on one hand, and such Employee or Independent Contractor, on the other hand.

(b) Except as set forth on Schedule 3.18(a): (i) the Company is not bound by any collective bargaining agreement or other labor union contract covering any of the Employees, and to the Knowledge of the Seller Parties there exists no organizational effort presently being made or threatened by or on behalf of any labor union with respect to the Employees, and no such efforts have been made since January 1, 2015; (ii) since January 1, 2015, the Company has not engaged in any material unfair labor practice or other material unlawful wage and hour or employment practice, and there are no material charges of any unfair labor practice or other unlawful wage and hour or employment practice pending against the Company before the National Labor Relations Board, the Equal Opportunity Commission, the Occupational Safety and Health Review Commission, the Department of Labor or any other Governmental Authority or (iii) since January 1, 2015, the Company has not experienced any strikes, material grievances, unfair labor practice charges, or other material collective bargaining disputes or other material labor disputes or controversies and, to the Knowledge of Seller Parties, none of the foregoing are threatened. With respect to this transaction, any notice required under any Law or collective bargaining agreement has been given, and all bargaining obligations with any employee representative have been, or prior to the Closing Date will be, satisfied. Since January 1, 2015, the Company has not implemented any plant closing or layoff of employees that implicated the Worker Adjustment and Retraining Notification Act of 1988, as amended, or any similar Law (collectively, the “WARN Act”), and no such action will be implemented prior to the Closing.

(c) The Company is in compliance in all material respects, and since January 1, 2015 has complied in all material respects, with all Laws concerning the classification of employees and independent contractors, and, since January 1, 2015, the Company has properly classified all such persons for purposes of applicable Laws in all material respects. The Company (i) is in compliance in all material respects, and since January 1, 2015, has complied in all material respects, with all applicable Laws concerning employment, employment practices, terms and conditions of employment and wages and hours (including all Laws relating to overtime, employment discrimination and retaliation, workplace harassment, family and medical leave, civil rights, health and safety, workers’ compensation, pay equity); (ii) is not liable in any material respect for any Taxes or any penalty, in either case, for failure to comply with any of the foregoing; and (iii) is not liable in any material respect for any payment to any trust or other fund or to any Governmental Authority, with respect to unemployment compensation benefits, social security or other benefits for employees (other than routine payments to be made in the normal course of business and consistent with past practice).

(d) The Company is not a party to, and the Company is not otherwise bound by, any material consent decree with any Governmental Authority relating to Employees or employment practices. Since January 1, 2015, the Company has not received written notice of intent by any Governmental Authority to conduct an investigation relating to the Company’s employment practices.

(e) To the Knowledge of the Seller Parties, no current Employee or officer of the Company intends, or is expected, to terminate his employment relationship with the Business within the first six (6) months following the consummation of the transactions contemplated hereby.

(f) Except as set forth on Schedule 3.18(f), there are no Contracts between either Seller Party and any Person with respect to any severance, compensation, change in control benefits, commissions, bonuses, or similar payments or benefits that will become payable solely as result of the execution of this Agreement or the consummation of the transactions contemplated hereby.

(g) The Company has completed a Form I-9 (Employment Eligibility Verification) and obtained required supporting documentation for each of the Employees, and each such Form I-9 has since been updated as required by applicable Law.

(h) There is not pending with any Governmental Authority any claim with respect to payment of wages, salary or overtime pay with respect to any Employee. There is not pending before the United States Equal Employment Opportunity Commission, or any other Governmental Authority in any jurisdiction in which the Company employs any Person, any charge of discrimination in employment or employment practices, for any reason, including age, gender, race, religion or other legally protected category.

(i) Except as set forth on Schedule 3.18(g), since January 1, 2018 no officer, senior level managerial Employee or group of Employees of the Company has given notice of such Person’s intention to terminate his or her employment or relationship as an Employee.

3.19 Employee Benefit Plans.

(a) Schedule 3.19(a) lists all employee benefit plans (as defined in Section 3(3) of the ERISA) and each other bonus or other incentive compensation, change in control, deferred compensation, severance, retention, health, life or disability, vacation, restricted stock, stock option, profits interests, or other equity incentive compensation, or other material benefit plan, policy or arrangement (whether written or oral), that is maintained, operated, funded, sponsored by, contributed to or required to be contributed to by the Company for the benefit of any Employee or other Person (collectively, the “Benefit Plans”).

(b) For each Benefit Plan required to be disclosed on Schedule 3.19(a), the Seller Parties have Made Available to Buyer a copy of (i) each summary plan description, or other summary of the Benefit Plan, and (ii) the most recently received IRS determination letter or IRS notification letter for each such Benefit Plan that is an employee pension benefit plan (other than a plan that is unfunded and covers only employees who are among the select group of management or highly compensated employees of the Company) (“Qualified Plan”).

(c) Except as set forth on Schedule 3.19(c), neither the Company nor any Person that, together with the Company, would be treated as a single employer under Section 414 of the Code or under Section 4001(b) of ERISA has ever maintained, contributed to, been required to contribute to, or has or had any liability with respect to, any employee benefit plan (as defined in Section 3(3) of ERISA): (i) which is or has been subject to title IV of ERISA, Sections 412, 430, 431, 432, or 436 of the Code, Sections 302, 303, 304, or 305 of ERISA; (ii) which is or was a “multiemployer plan” (as defined under Section 3(37) of ERISA); (iii) which is or was a “multiple employer plan” within the meaning of Section 413(c) of the Code; or (iv) which is or was a “multiple employer welfare arrangement” within the meaning of Section 3(40) of ERISA.

(d) Except as set forth on Schedule 3.19(d), none of the Benefit Plans provides for or promises retiree or other post-termination medical or other welfare benefits to any Person, except to the extent required by state laws or Section 4980B of the Code or Section 601 et seq. of ERISA (“COBRA”).

(e) All Benefit Plans are and have since January 1, 2015, been established, maintained, funded and administered, in form and operation, in compliance in all material respects with ERISA, the Code, and other Laws, and there are no audits, investigations, inquiries or proceedings pending or, to the Knowledge of Seller Parties, threatened by the IRS, the U.S. Department of Labor, or any other Governmental Authority with respect to any Benefit Plan. Seller Parties have made all contributions, premiums or payments with respect to all Benefit Plans on or before their due dates. No Action is pending or threatened with respect to any Benefit Plan (other than claims for benefits in the ordinary course). No event has occurred regarding any Qualified Plan that is reasonably likely to result in the loss of the qualification of such plan under Section 401(a) of the Code or the exempt status of any trust under Section 501(a) of the Code.

(f) The Company has no commitment (i) to create, incur liability with respect to or cause to exist, any other employee benefit plan, program or arrangement, (ii) to enter into any contract or agreement to provide compensation or benefits to any individual or (iii) to modify, change or terminate any Benefit Plan, other than with respect to a modification, change or termination required by applicable Law or in the ordinary course of business with respect to annual renewal of group welfare benefits.

(g) Except as disclosed on Schedule 3.19(g), the execution of this Agreement and performance of the transactions contemplated hereby will not (i) constitute a triggering event under any Benefit Plan that will result in any additional payment or benefit or increase in any payment or benefit (whether of severance pay, bonus, job security or otherwise) becoming due from the Company, (ii) accelerate the time of payment or vesting or exercise or trigger any payment or funding (through a grantor trust or otherwise) of compensation or benefits under, or increase the amount payable or trigger any other material obligation pursuant to, any of the Benefit Plans, or

(iii) limit or restrict the right of the Company or Buyer to merge, amend or terminate any of the Benefit Plans.

(h) Neither the Company nor any Employee who serves as a Benefit Plan fiduciary has committed, and, to the Knowledge of the Seller Parties, no other Benefit Plan fiduciary has committed any non-exempt prohibited transaction, within the meaning of Section 406 of ERISA or Section 4975 of the Code. The Company has no liability with respect to any violation of Part 4 of Title I, Subtitle B of ERISA. No event has occurred that could oblige the Company to indemnify any Person against liability incurred under any statute, regulation or governmental order as it relates to a Benefit Plan.

3.20 Environmental Compliance.

(a) The Company is presently, and since January 1, 2015 has been, in compliance in all material respects with all Environmental Laws, and any past noncompliance by the Company with Environmental Laws has been resolved without any ongoing or future Liabilities. The Company possesses and is in compliance in all material respects with all Environmental Permits (each of which is disclosed in Schedule 3.20(a)) necessary to conduct the Business as currently conducted.

(b) The Company has not transported or arranged for the treatment, storage or disposal of any Hazardous Materials on the Leased Real Property or to any off-site location in connection with the Business that has resulted or would reasonably be expected to result in a material Liability to the Company or Buyer under Environmental Laws.

(c) The Seller Parties have not received any written notice of any Action, and, to the Knowledge of the Seller Parties, no such Action has been filed, commenced or threatened against the Company that: (i) asserts or alleges that the Company violated any Environmental Laws; (ii) asserts or alleges that the Company is required to conduct any Remedial Action at the Leased Real Property or in connection with the Business; (iii) asserts or alleges that the Company is required to pay all or a portion of the cost of any past, present or future Remedial Action at any of the Leased Real Property or in connection with the Business; or (iv) asserts or alleges that the Company is liable in connection with the exposure of any persons to Hazardous Materials (A) that are present at or Released at or from any Leased Real Property or (B) that relate to the Business. The Company has not caused, permitted or suffered Hazardous Materials to be stored, deposited, treated, recycled, disposed of, or Released at any Leased Real Property in violation of any applicable Environmental Laws, and, to the Knowledge of Seller Parties, there has been no Release at any of the Leased Real Property, that would subject any owner or operator of such Leased Real Property to liability for any Remedial Action under any Environmental Laws.

(d) The Company is not subject, as a result of its interests in the Leased Real Property or in connection with the Business, to any Governmental Order related to or arising out of any Environmental Laws, and, to the Knowledge of Seller Parties, the Company has not been named or listed as a potentially responsible party in a matter related to or arising out of any Environmental Laws. The Seller Parties are not conducting or funding any Remedial Action in connection with the Business or at any Leased Real Property.

(e) Except as set forth on Schedule 3.20(e) and there are no surface impoundments or aboveground or underground storage tanks located in, on or about the Leased Real Property.

(f) Neither the execution of this Agreement nor the consummation of the transactions contemplated hereby will require any material remediation action with respect to any Hazardous Materials or notice to or consent of any Governmental Authority pursuant to any applicable Environmental Law or Environmental Permit.

(g) The Seller Parties have Made Available to Buyer true, correct and complete copies of all environmental assessments, audits, studies or other analyses of any Leased Real Property in the possession, custody or control of the Seller Parties, any Seller Related Party or any of their agents or representatives.

3.21 Brokers. Except for Parchman Vaughan LLC, neither Seller Party nor any of its Affiliates has any Liability to pay any finders’, brokers’ or similar agents’ fees or commissions with respect to the transactions contemplated by this Agreement.

3.22 Intercompany Services; Affiliate Interests and Transactions.

(a) Schedule 3.22(a) contains a description of (i) all intercompany services provided to the University by Holdings or any Seller Related Party; (ii) the costs and expenses charged or allocated to the Company for such services and (iii) the outstanding accounts payable therefor.

(b) Except as set forth on Schedule 3.22(b), there are no Contracts by and between the Company, on the one hand, and Holdings or any Seller Related Party, on the other hand, pursuant to which Holdings or any Seller Related Party provides or receives any information, assets, properties, support or other services to or from the Company (including Contracts relating to billing, financial, participation in Title IV Programs, tax, accounting, marketing, data processing, human resources, administration, legal services, information technology and other corporate overhead matters).

(c) Except as set forth on Schedule 3.22(c), there are no outstanding notes payable to, accounts receivable from or advances, in each case or in the aggregate in excess of $50,000, between the Company and Holdings and any Seller Related Party, and the Company is not otherwise a debtor or creditor of, or has any liability or other obligation of any nature to, Holdings or any Seller Related Party.

3.23 Suppliers. Schedule 3.23 sets forth a true, correct and complete list of all suppliers who supplied products, materials or services to the Company in excess of One Hundred Thousand Dollars ($100,000) in the fiscal year ended June 30, 2018. To the Knowledge of the Seller Parties, no such supplier intends to stop, or decrease the rate of, supplying such products, material or services to the Business at any time after the Closing on terms and conditions similar in all material respects to those used in its current sales or services to the Business, subject only to general and customary price increases.

3.24 No Undisclosed Liabilities.

(a) Except as and to the extent adequately accrued or reserved against in the Most Recent Balance Sheet, the Company has no Liabilities, except (i) accounts payable and accrued expenses since the Most Recent Balance Sheet Date incurred in the ordinary course of business consistent with past practice, with the exception of Transaction Expenses, (ii) performance and payment liabilities arising in the ordinary course of business consistent with past practices under Material Contracts (other than liabilities arising out of, relating to, in the nature of, or caused by any breach of contract, breach of warranty, tort, infringement or violation of Law), (iii) any matter disclosed on any Schedule other than Schedule 3.24(a) to the extent that the disclosure references or otherwise indicates the existence of a liability, provided that the relevance of such disclosure to this Section 3.24 is readily apparent on its face, and (iv) any Liability disclosed on Schedule 3.24(a).

(b) As of the date hereof, none of the Seller Parties have any Indebtedness other than as set forth on Schedule 3.24(b). There are no Persons to whom Transaction Expenses are owed other than the Persons identified on Schedule 3.24(b). Except as set forth on Schedule 3.24(b), there are no outstanding stock options or stock appreciation rights or similar equity securities of the Seller Parties.

(c) None of the Seller Parties have committed an act of bankruptcy, proposed a compromise or arrangement to its creditors generally, taken any proceeding with respect to a compromise or arrangement, taken any proceeding to have itself declared bankrupt or wound-up, or taken any proceeding to have a receiver. To the Knowledge of the Seller Parties, none of the Seller Parties have had any petition for a receiving order in bankruptcy filed against it, had any encumbrancer take possession of its interest in the Assets, or had any execution or distress become enforceable or become levied upon its interest in the Assets. Neither the Company nor Holdings believes, nor does it have any reasonable cause to believe, that it cannot perform its covenants contained in this Agreement and the Seller Parties’ Ancillary Documents. The transactions contemplated by this Agreement and the Seller Parties’ Ancillary Documents are being consummated by each of the Seller Parties with no intent to hinder, delay or defraud any of its present or future creditors and with no view to preferring one creditor over another or to preventing the application of Seller Parties’ assets in the manner required by applicable law or regulations. To the Knowledge of Seller Parties, the consideration received by the Seller Parties as set forth in this Agreement is fair consideration having value reasonably equivalent to or in excess of the value of the Assets and the performance of the Seller Parties’ obligations hereunder. Assuming the Indebtedness held by the Second Lien Lenders did not exist, the execution and delivery of this Agreement and the Seller Parties’ Ancillary Documents and the consummation of the transactions contemplated hereby and thereby were not, and will not be, as of the date hereof and as of the Closing, made in contemplation of the insolvency of any of the Seller Parties or after the commission of any act of insolvency by any of the Seller Parties. Assuming the Indebtedness held by the Second Lien Lenders did not exist, none of the Seller Parties are, and immediately prior to and immediately following the consummation of the transactions contemplated by this Agreement or the Seller Parties’ Ancillary Documents, will be insolvent, as determined under any applicable bankruptcy, insolvency, fraudulent conveyance or similar Laws of any applicable jurisdiction.

3.25 Accounts Receivable. Schedule 3.25 contains a true, correct and complete aged list of all Accounts Receivable as of the date of this Agreement. All of the Accounts Receivable reflected on the Most Recent Balance Sheet and the Accounts Receivable arising after the date thereof (a) have arisen from bona fide transactions entered into by the Company; (b) constitute only valid, undisputed claims of the Company not subject to claims of set-off or other defenses or counterclaims; and (c) with respect to Accounts Receivable reflected on the Most Recent Balance Sheet, are properly reflected on the Most Recent Balance Sheet in accordance with GAAP, consistently applied in accordance with historical practices, and, with respect to Accounts Receivable arising after the Most Recent Balance Sheet Date, are properly reflected on the accounting records of the Business in accordance with GAAP, consistently applied in accordance with historical practices. The accounts receivable reserves shown on the Most Recent Balance Sheet or, with respect to Accounts Receivable arising after the Most Recent Balance Sheet Date, on the accounting records of the Business are reasonable and calculated in accordance with GAAP, consistently applied in accordance with historical practices.

3.26 Disputed Accounts Payable. Except as set forth in Schedule 3.26, there are no material (individually or in the aggregate) unpaid invoices or bills, representing amounts alleged to be owed by the Company, or other alleged obligations of the Company, that the Company has disputed or determined to dispute or refuse to pay.

3.27 Business Continuity. To the Knowledge of the Seller Parties, none of the material computer software, computer hardware (whether general or special purpose), telecommunications capabilities (including all voice, data and video networks) and other similar or related items of automated, computerized, and/or software systems and any other networks or systems and related services that are used by or relied on by the Company in the Business (collectively, the “Systems”) has experienced bugs, failures, breakdowns, or continued substandard performance in the past twelve (12) months that has caused any substantial disruption or interruption in or to the use of any such Systems by the Company.

3.28 Data Privacy. The Company is in material compliance, and since January 1, 2015 has complied in all material respects with all Data Laws. The Company is in compliance, and since January 1, 2015 has complied in all material respects with the Seller Parties’ privacy policies, including, without limitation, web site privacy policies and policies applicable to data privacy, data security, and/or personal information. Except as set forth in Schedule 3.28, to the Knowledge of the Seller Parties, the Company has not experienced any incident in which personal information or other sensitive data was or may have been stolen or improperly accessed, and the Seller Parties are not aware of any facts suggesting the likelihood of the foregoing, including any breach of security or receipt of any notices or complaints from any Person regarding personal information or other data.

ARTICLE 4: REPRESENTATIONS AND WARRANTIES OF BUYER

Buyer represents and warrants to the Seller Parties as of the date of this Agreement and as of the Closing as set forth in this Article 4.

4.1 Organization and Standing. Buyer is a limited liability company duly organized, validly existing and in good standing under the Laws of the State of Delaware and is duly qualified or licensed to do business and in good standing in each jurisdiction in which the character of its properties owned, operated, or leased or the nature of its properties owned, operated or leased make such qualification necessary except as would not materially and adversely affect the ability of Buyer to perform its obligations hereunder.

4.2 Authorization; Enforceability. The execution, delivery and performance of this Agreement and the agreements, documents, certificates and instruments contemplated under this Agreement to which Buyer is a party (“Buyer’s Ancillary Documents”) and the consummation by Buyer of the transactions contemplated hereby and thereby, are within the power of Buyer and have been duly authorized by all necessary limited liability company action by Buyer and its members and managers, if any, and no approval from or notice to any of the members or managers, if any, of Buyer is required regarding the same that has not been obtained or given, as applicable. This Agreement is, and Buyer’s Ancillary Documents will be, when executed and delivered by Buyer, the valid and binding obligations of Buyer, enforceable against it in accordance with their respective terms, except as may be limited by (a) applicable bankruptcy, insolvency, reorganization, moratorium and other laws affecting enforcement of creditors’ rights generally, and (b) laws relating to the availability of specific performance, injunctive relief or other equitable remedies.

4.3 No Conflicts; Consents. Neither the execution, delivery or performance of this Agreement and the Buyer’s Ancillary Documents, nor the consummation of the transactions contemplated hereby or thereby by Buyer does or will, after the giving of notice, or the lapse of time or both, or otherwise: (a) contravene, conflict with, result in a breach of, or constitute a default under, the certificate of formation, limited liability company agreement or other applicable organizational or governing instruments or documents of Buyer; (b) contravene, conflict with or violate any applicable Law by which Buyer or its assets are bound; (c) contravene, or constitute a default under, any material contract or agreement to which Buyer is a party or by which Buyer or its assets are bound; or (d) except as set forth on Schedule 4.3 or the Required Consents, require the Consent of any Governmental Authority or Educational Consent of any Educational Agency.

4.4 Buyer’s Brokers. None of Buyer or its Affiliates has any Liability to pay any finders’, brokers’ or similar agents’ fees or commissions with respect to the transactions contemplated by this Agreement.

4.5 Actions. No Action by or against Buyer or its Affiliates is pending or, to the knowledge of Buyer, threatened, that could affect the legality, validity or enforceability of this Agreement, or the consummation of the transactions contemplated hereby.

4.6 Capital Adequacy; Financing.

(a) Buyer represents that immediately after the purchase of the Assets pursuant to this Agreement and the consummation of the other transactions contemplated hereby, Buyer will have a positive net worth (calculated in accordance with GAAP) and will not be insolvent (as defined under the U.S. Bankruptcy Code and in equity) and that the purchase of the Assets pursuant to this Agreement and the consummation of the other transactions contemplated hereby and any borrowing by Buyer or any of its Affiliates will not have the effect of hindering, delaying or defrauding any creditors of Buyer or any of its Affiliates.

(b) As of date hereof and at all times through and including the Closing, Buyer and its sole member possess immediately available cash in an aggregate amount sufficient to pay all of the consideration payable to the Seller Parties as required by this Agreement and to make all other necessary payments in connection with the purchase of the Assets pursuant to this Agreement and to pay all related fees and expenses. The obligations of the Buyer under this Agreement are not subject to any conditions regarding the Buyer’s or its Affiliates or any other Person’s ability to obtain any financing for the consummation of the transactions contemplated hereby.

4.7 Educational Regulatory Matters.

(a) None of Buyer, any Subsidiary of Buyer, any Person that exercises Substantial Control over any of the foregoing, or any member of such Person’s family (as the term “family” is defined in 34 C.F.R. § 668.174(c)(4)), alone or together, (i) exercises or exercised Substantial Control over an institution or third-party servicer (as that term is defined in 34 C.F.R. § 668.2) that owes a Liability for a violation of a Title IV Program requirement or (ii) owes a Liability for a Title IV Program violation.

(b) None of Buyer, any Subsidiary of Buyer or any chief executive officer of any of the foregoing has pled guilty to, has pled nolo contendere to, or has been found guilty of a crime involving the acquisition, use or expenditure of funds under the Title IV Programs or has been judicially determined to have committed fraud involving funds under the Title IV Programs.

(c) To the knowledge of Buyer, none of Buyer nor any Subsidiary of Buyer employs any individual or entity in a capacity that involves the administration or receipt of funds under the Title IV Programs, or contracted with any institution or third-party servicer, which has been terminated under the Title IV Programs for a reason involving the acquisition, use or expenditure of funds of a Governmental Authority or Educational Agency, or has been convicted of, or has pled nolo contendere or guilty to, a crime involving the acquisition, use or expenditure of funds of a Governmental Authority or Educational Agency, or has been administratively or judicially determined to have committed fraud or any other material violation of Law or Educational Law involving, respectively, funds of any Governmental Authority or Educational Agency.

(d) None of Buyer or any Subsidiary of Buyer contracts with an institution or third-party servicer that has been terminated under Section 432 or 487 of the HEA for a reason involving the acquisition, use or expenditure of funds of a Governmental Authority or Educational Agency, or has been administratively or judicially determined to have committed fraud or any other violation of Law or Educational Law involving, respectively, funds of any Governmental Authority or Educational Agency.

(e) Neither Buyer, nor any Affiliate of Buyer that after the consummation of the transactions contemplated by this Agreement and the Transaction Documents will have the power, by contract or ownership interest, to direct or cause the direction of the management or policies of the Company and its Subsidiaries, has filed for relief in bankruptcy or had entered against it an order for relief in bankruptcy.

(f) None of Buyer or any Subsidiary of Buyer or any principal (as such term is defined in 2 C.F.R. Parts 180 and 3485) or affiliate (as such term is defined in 2 C.F.R. Part 180) of any of the foregoing, is debarred or suspended under 2 C.F.R. Part 180, 2 C.F.R. 3485, 48 C.F.R. Part 9, or 48 C.F.R. Part 3409.

ARTICLE 5: CERTAIN COVENANTS

5.1 Access; Consultation. From the date of this Agreement until the earlier of the Closing Date or the termination of this Agreement pursuant to Section 11.1, Buyer and its authorized agents, officers, advisors and representatives shall (i) have access upon reasonable advance notice, during normal business hours, to the offices, senior management employees, officers, properties, Assets, books and records of the Business that Buyer may reasonably request, (ii) be furnished by Seller Parties with true, correct and complete copies of such additional financial and operational data and other information regularly prepared or received by Seller Parties, including any performance reports for the Business, and (iii) be furnished by Seller Parties reasonable access to the employees of the Business. Buyer’s access under this Section 5.1 shall be exercised and provided in a manner as to not unreasonably interfere with the Business. Nothing herein shall require the Seller Parties to provide access to, or to disclose any materials or information to, Buyer or its representatives if such access or disclosure (y) would reasonably be expected to result in the loss or waiver of any legal privilege, or (z) would be in violation of any applicable Laws or Educational Requirements.

5.2 Notice of Certain Events.

(a) From the date of this Agreement until the earlier of the Closing Date or the termination of this Agreement pursuant to Section 11.1, Seller Parties shall give Buyer prompt written notice of the occurrence of any of the following: (i) a loss, taking, condemnation, damage or destruction of or to any of the Assets involving in excess of One Hundred Thousand Dollars ($100,000); (ii) any labor grievance, strike, or other material labor dispute; (iii) any violation, in any material respect, by the Company of any Law; (iv) any material breach, default, claimed breach, claimed default or termination of any Material Contract or Assumed Contract; (v) any loss or threatened adverse action or withdrawal of an Educational Approval; or (vi) a Material Adverse Effect. From the date of this Agreement until the earlier of the Closing Date or the termination of this Agreement pursuant to Section 11.1, the Seller Parties and Buyer shall promptly notify the other in writing upon becoming aware that it has breached its representations, warranties or covenants under this Agreement; provided, however, that failure to comply with the foregoing clause in this sentence will not, by itself, constitute a breach giving rise to the independent right of termination under Section 11.1(b) or 11.1(c), as applicable. No disclosure by the Seller Parties or Buyer pursuant to this Section 5.2(a), however, shall be deemed to amend or supplement any Schedule or to prevent or cure any misrepresentation, breach of warranty or breach of covenant, unless Buyer shall otherwise agree in writing.

(b) The Seller Parties and Buyer shall promptly notify the other in writing upon becoming aware of any order or decree or any complaint praying for an order or decree restraining, enjoining or challenging the consummation of this Agreement or the transactions contemplated hereunder, or upon receiving any notice from any Governmental Authority or Educational Agency of its intention to institute an Action to restrain or enjoin the consummation of this Agreement or the transactions contemplated hereby. The Seller Parties and Buyer will each use commercially reasonable efforts to contest, defend and resolve any such Action or injunction so as to permit the prompt consummation of the transactions contemplated hereby.

5.3 Operations Pending Closing.

(a) From the date of this Agreement until the earlier of the Closing Date or the termination of this Agreement pursuant to Section 11.1, except as otherwise required by this Agreement or as set forth on Schedule 5.3, the Company shall (except with the prior written consent of Buyer, such consent not to be unreasonably withheld, conditioned or delayed): (i) operate the Business in the ordinary course of business consistent with past practice; (ii) operate the Business in compliance in all material respects with all Laws; (iii) use commercially reasonable efforts to maintain the Assets in good operating condition and repair (subject to normal wear and tear in light of their respective ages); (iv) use commercially reasonable efforts to maintain policies of liability, casualty and property insurance of substantially similar coverage as the policies currently carried in respect of the Business; (v) use commercially reasonable efforts to preserve the goodwill, relationships and business of the officers, employees, faculty, consultants, students and suppliers of the Business and any Governmental Authority and Educational Agency; (vi) administer and operate the Business in accordance with all Permits and Educational Approvals in all material respects and use commercially reasonable efforts to maintain all such Permits and Educational Approvals; (vii) use commercially reasonable efforts to make expenditures, including capital expenditures and marketing and promotional expenditures consistent with past practices in all material respects; (viii) maintain the books of account and records in the ordinary course of business consistent with past practices in all material respects; (ix) make any required regulatory filings in all material respects with all applicable Laws and Permits; (x) use commercially reasonable efforts to (A) maintain, consistent with its past practices, all of its current credit, collections and payment policies, procedures and practices, (B) collect Accounts Receivable in the ordinary course of business consistent with the Company’s current collection policies, procedures and practices, and (C) except where subject to a good faith dispute, pay all accounts payable in the ordinary course of business consistent with past practice in all material respects; (xi) use commercially reasonable efforts to preserve intact the services of the faculty and employees of the Business; (xii) maintain, consistent with its past practices, all marketing and student enrollment efforts; and (xiii) with respect to each expense line item identified in the 2019 and 2020 budgets attached hereto as Exhibit F, spend at least 95% of the amount budgeted for such line item in the applicable time period.

(b) From the date of this Agreement until the earlier of the Closing Date or the termination of this Agreement pursuant to Section 11.1, except as otherwise required by this Agreement or as set forth on Schedule 5.3 or pursuant to any Law, the Seller Parties shall not in respect of the Business, without the prior written consent of Buyer, which consent shall not be unreasonably withheld, conditioned, or delayed: (i) sell, assign, lease, or otherwise dispose of any of the material Assets, except for in the ordinary course of business consistent with past practice, or assets transferred or disposed of in connection with the acquisition of replacement property of substantially equivalent, or better, kind, value, and use; (ii) materially increase the compensation (including wages, salaries and bonuses) that is paid or payable to any Employee except for increases in compensation in the ordinary course of business consistent with past practice; (iii) establish, adopt, enter into or materially amend or terminate any Benefit Plan; (iv) make (except in the ordinary course of business consistent with past practice), revoke or change any material Tax election or method of Tax accounting relating to the Business, settle or compromise any claim, Liability or assessment relating to Taxes payable with respect to the Business, consent to any claim, Liability or assessment relating to Taxes payable with respect to the Business or waive the statute of limitations for any such claim, Liability or assessment; (v) voluntarily agree to enter into any collective bargaining agreement applicable to any Employees or otherwise recognize any union as the bargaining representative of any such Employees; (vi) create, assume or permit to exist any Liens upon any of the Assets, except for Permitted Liens or Liens that will be discharged at Closing; (vii) except as otherwise permitted under this Agreement, voluntarily enter into, terminate (other than at the expiration of their respective terms), modify or amend in any material respect, or waive any material provision of, any Material Contract or Assumed Contract, other than in the ordinary course of business consistent with past practices; (viii) except for capital expenditures, which shall be governed by Section 5.3(a)(vii), acquire (by merger, consolidation, acquisition of stock or assets or otherwise), directly or indirectly, any assets other than in the ordinary course of business consistent with past practice; (ix) implement or adopt any change in their accounting principles, practices or methods with respect to the Business, other than as may be required by changes in Laws, GAAP or GAGAS; (x) incur or guarantee any Indebtedness in excess of Fifty Thousand Dollars ($50,000) individually or Two Hundred Fifty Thousand Dollars ($250,000) in the aggregate, or issue or sell any debt securities or guaranty any debt securities of others (other than surety bonds required by applicable Educational Agencies in the ordinary course of business consistent with past practices); (xi) voluntarily cancel or waive any material claims or rights relating to the Business constituting Assets outside of the ordinary course of business consistent with past practices (including cancellation of bad debt from students in the ordinary course of business consistent with past practices); (xii) demolish, damage or remove any of the existing improvements, or erect new material improvements on any of the Leased Real Property or any portion thereof; (xiii) relinquish, fail to renew or allow to lapse any Educational Approval or cancel or terminate any material academic program; or (xiv) agree to take any of the actions described in the foregoing.

5.4 Supplemental Financial Statements; Regulatory Filings. From the date of this Agreement until the earlier of the Closing Date or the termination of this Agreement pursuant to Section 11.1, the Seller Parties shall furnish Buyer with copies of monthly unaudited balance sheets for the Company and statements of income, consistent with past practices, promptly after such reports or data become available, and in the case of monthly balance sheets and statements of income, within thirty (30) days after the end of each month ending between the date of this Agreement and the Closing Date, and other such financial and operating data prepared in respect of the Business upon the request of Buyer. All such financial statements will comply with the provisions of Section 3.9 (as deemed revised to account for the different periods and dates covered by such supplemental financial statements). From the date of this Agreement until the earlier of the Closing Date or the termination of this Agreement pursuant to Section 11.1, the Seller Parties shall promptly furnish Buyer with complete copies of all material filings of the Company with any Educational Agency, or material correspondence received from any Educational Agency, in each case in respect of the University.

5.5 Cooperation; Consents.

(a) Generally. Buyer and the Seller Parties shall reasonably cooperate with each other and their respective counsel and accountants in connection with any actions reasonably required to be taken as part of their respective obligations under this Agreement, and Buyer and the Seller Parties shall execute such other documents as may be reasonably necessary or desirable to attempt in good faith to obtain any Consent or Educational Consent or to implement and consummate this Agreement, and otherwise use their commercially reasonable efforts to obtain any Consent or Educational Consent and to consummate the transactions contemplated by this Agreement, including satisfaction, but not waiver, of the closing conditions set forth in Article 7 and Article 8, and to fulfill their respective obligations under this Agreement. Without limiting the generality of the foregoing, the Seller Parties shall use commercially reasonable efforts to obtain landlord estoppel certificates and/or landlord waiver and collateral access agreements from the lessors under the Leases (in form and substance reasonably acceptable to Buyer).

(b) Educational Consents and Governmental Approvals. As the University’s operations will combine into AIU post-Closing and operate under the scope of AIU’s HLC accreditation and AIU’s PPA, and the University will cease to operate as an independent institution, necessary approvals, as further described on Schedule 5.5(b), of AIU’s and the University’s Educational Agencies will be sought pre-Closing to the extent necessary to confirm continuity of authorization upon and after the Closing for the University’s existing operations under AIU from any Educational Agency (collectively, the “Pre-Closing Educational Consents”) and sought post-Closing to the extent required by any Educational Agency (collectively, the “Post-Closing Educational Consents”). Without limiting the generality of Section 5.5(a), the Parties shall coordinate and cooperate regarding the submission to all applicable Educational Agencies of all letters, notices, applications or other documents required to make or obtain the Pre-Closing Educational Consents and Post-Closing Educational Consents (including the USDE Application, the required notice to California Bureau for Private Postsecondary Education in accordance with correspondence with such Bureau on behalf of Buyer dated September 14, 2018 and October 4, 2018, and pre-Closing courtesy notices to State Educational Agencies as identified at Schedule 5.5(b) item 9), and, subject to the terms of the following provisions of this Section 5.5 and the other terms of this Agreement, each Party shall, and shall cause their respective Affiliates to, take all commercially reasonable steps to make or obtain the Pre-Closing Educational Consents (including all such consents from the agencies in both Arizona and Illinois as set forth on Schedule 5.5(b), unless the Parties subsequently agree that any Arizona or Illinois agency is not required). Also without limiting the generality of Section 5.5(a), the Parties shall cooperate to make or obtain any other consents, approvals, waivers, orders, Permits and authorizations of, and make all other registrations, applications, qualifications, designations, declarations, filings and notifications with or to, each Governmental Authority necessary in connection with the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby and thereby as set forth on Schedule 5.5(b) (collectively the “Governmental Approvals”), and subject to the terms of the following provisions of this Section 5.5 and the other terms of this Agreement, each Party shall, and shall cause their respective Affiliates to, take all commercially reasonable steps to make or obtain any Governmental Approval.

(c) Cooperation regarding Educational Consents and Governmental Approvals. Seller Parties and Buyer shall (i) provide the other with reasonable advance review and consultation regarding any submissions, notices or applications to be filed with any Educational Agency or Governmental Authority, (ii) provide a copy of any notice or application as filed with, or any notice received from, any Educational Agency with respect to any Educational Consent and (iii) keep the other reasonably and promptly informed with respect to the status thereof. The Seller Parties and Buyer shall each provide the information concerning itself that is required to be included in the USDE Application and such other applications and notices as are required with respect to the Pre-Closing Educational Consents, and Buyer and the Seller Parties shall cooperate with one another and use their respective commercially reasonable efforts to obtain the approval of Educational Agencies and Governmental Authorities relating thereto. Seller Parties agree to provide in writing to the Buyer such information concerning Seller Parties necessary to prepare the applications, notices or consents referenced in this Section 5.5(c) and the Buyer agrees to provide such draft applications, notices and consents for review, comment and approval by Seller Parties prior to filing. No party shall attend, participate in or initiate any meetings, telephone calls or discussions with any Governmental Authority or Educational Agency concerning the transactions contemplated by this Agreement without the prior consent of the other parties; provided, however, that nothing in the preceding sentence prohibits any party or any of their respective representatives or advisors from responding to unsolicited telephone inquiries from representatives from any Educational Agency or Governmental Authority. Either party shall provide prompt notification and copies to the other party if it receives from any Educational Agency any Educational Consent necessary to consummate the acquisition of the University or any communications from any Educational Agency with respect thereto.

(d) Third Party Consents. As soon as practicable after the execution of this Agreement, the parties shall make appropriate requests and shall use commercially reasonable efforts to attempt in good faith, and on a joint basis, to obtain as expeditiously as possible any third party Consents required under any Assumed Contracts. The Seller Parties and Buyer shall cooperate in connection with the preparation of the forms of Consent and shall keep each other reasonably informed as to the status of obtaining any such Consents; provided, that such cooperation will not include any requirement of the Seller Parties or any of their Affiliates or representatives to (i) expend any money to obtain any consent other than reasonable out-of-pocket expenses preparing and negotiating any form of consent, (ii) commence or join any Action, (iii) waive or surrender any right, or (iv) offer or grant any other accommodation or concession (financial or otherwise) to any third party or otherwise suffer any detriment. Buyer and Seller Parties will not be required to accept or agree to or accede to any condition to transfer any Assumed Contract or obtain any Consent, or any modifications or amendments to any Assumed Contract that would make, or are reasonably likely to make, the underlying Assumed Contract more onerous or that would reduce, or are reasonably likely to reduce, the benefits available under the Assumed Contract in respect of which the Consent relates.

5.6 Public Announcements. Prior to the Closing, no party shall, and from and after the Closing, none of the Seller Parties shall, publish, issue or make any press release or make any other public announcement concerning this Agreement or the transactions contemplated by this Agreement without the prior written consent of the other parties; provided, however, that nothing contained in this Agreement shall prevent any party, after notification to the other party to the extent legally permissible, from making any announcement or publication required by applicable Law or stock exchange requirements or from making any filings with Governmental Authorities that, based on advice of legal counsel, may be required in connection with the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby; provided, further, that, after Buyer has filed a Form 8-K with respect to the transactions contemplated by this Agreement, the Seller Parties may make announcements from time to time to their respective employees, customers, suppliers, vendors, service providers and other business relations as they may reasonably determine is necessary or desirable to comply with the requirements of this Agreement and the Seller Parties’ Ancillary Documents or otherwise in connection with the operation of the Business, including in connection with Section 5.5 hereof. The parties agree to keep the terms of this Agreement confidential, except to the extent and to the Persons to whom disclosure is required by applicable Law or stock exchange requirements or for purposes of compliance with financial reporting obligations; provided that the parties may disclose such terms to their respective representatives and employees as necessary in connection with the ordinary conduct of their respective businesses (so long as such Persons agree to, or are bound by contract to, keep the terms of this Agreement confidential and so long as the disclosing party will be responsible to the other parties for breach of this Section 5.6 or such confidentiality obligations by the recipients of its disclosure). The parties further acknowledge and agree that the Seller Parties and their representatives may disclose such terms to their respective limited partners and prospective limited partners as necessary in connection with their fundraising and reporting activities (so long as such Persons agree to, or are bound by contract to, keep the terms of this Agreement confidential and so long as the disclosing party will be responsible to the other parties for breach of this Section 5.6 or such confidentiality obligations by the recipients of its disclosure).

5.7 Exclusivity. From the date of this Agreement until the earlier of the Closing Date or the termination of this Agreement pursuant to Section 11.1, the Seller Parties shall not, and shall not permit their representatives and agents to, (i) solicit, initiate, encourage or accept any proposal or offer from any Person relating to the acquisition of any capital stock, equity, limited liability company or membership interests or other voting securities of the Company or Holdings, or any substantial portion of the Assets (including any acquisition structured as a merger, consolidation, or share exchange) or (ii) participate in any discussions, conversations, negotiations or other communications regarding, furnish any information with respect to, assist or participate in or other way cooperate in any way with, or facilitate in any other manner, any effort or attempt by any Person to do or seek any of the foregoing.

5.8 Letters of Credit and Surety Bonds. The Company has informed Buyer that the letters of credit and surety bonds listed in Schedule 5.8 (the “Letters of Credit and Surety Bonds”) have been issued for the benefit of the Company. Except to the extent provided in the definition of USDE Application Notice, Buyer shall have no obligation to substitute replacement letters of credit or surety bonds for the Letters of Credit and Surety Bonds or arrange for return and cancellation of the Letters of Credit and Surety Bonds; provided that nothing in this section shall prevent the Seller Parties from communicating directly with Educational Agencies and surety companies, as applicable, to arrange for such returns or cancellations.

5.9 Representation and Warranty Insurance. Within thirty (30) days of the date hereof, the Buyer shall use commercially reasonable efforts to obtain a representation and warranty insurance policy (the “R&W Policy”) insuring the representations and warranties set forth in Section 3.5(b) (Sufficiency of, Title to and Condition of the Assets), which R&W Policy shall have a deductible of no more than $750,000 (and the Buyer shall use commercially reasonable efforts to obtain a lower deductible), a coverage amount not to exceed $37,500,000 and shall provide coverage as of the date of binding such R&W Policy and as of the Closing and such other terms reasonably satisfactory to the Buyer and Seller Parties (including no subrogation rights or other Liabilities of or against the Seller Parties or any of their Affiliates other than subrogation for Fraud). The Seller Parties shall reasonably cooperate in good faith with the Buyer in connection with obtaining the R&W Policy. Without limiting the foregoing, Buyer shall provide the Seller Parties with at least three (3) Business Days to review such R&W Policy, and shall consider comments to the R&W Policy from the Seller Parties in good faith, prior to the binding of the R&W Policy, and the Buyer shall provide evidence of binding of such policy within one (1) Business Day thereafter. The Seller Parties shall be responsible for, and shall reimburse Buyer no later than the Closing, one-half of the premium for such R&W Policy, up to a cap of $750,000.

ARTICLE 6: SPECIAL COVENANTS AND AGREEMENTS

6.1 Employee Matters.

(a) The Company shall terminate all employees of the Business effective as of and contingent upon the Closing, and at such time, the Company shall pay to all entitled persons all salary or other compensation, bonuses, payroll Taxes, accrued or earned vacation pay, accrued or earned sick pay, fringe benefits, deferred compensation, severance benefits, and any other obligations for any period relating to employment with the Company at any time prior to the Closing Date. No later than seventy-five days prior to Closing, Buyer shall provide a list of employees of the Company to whom Buyer intends to offer employment as of the Closing Date. All offers of employment shall provide for a base salary that is comparable to the current pay range in effect for the individual’s position. Each employee who accepts Buyer’s offer of employment on the reasonable terms and conditions determined by Buyer (and consistent with Buyer’s standard hiring practices) and who commences employment with Buyer shall hereinafter be referred to as a “Transferred Employee.” Buyer hereby agrees that, from and after the Closing Date, Buyer will grant all Transferred Employees credit for any service with the Company earned prior to the Closing Date (i) for eligibility, vesting and benefit accrual purposes (but not for purposes of benefit accrual under any defined benefit pension plan and not for any purpose under any equity-based plan) and (ii) for purposes of vacation accrual under any benefit plan, program or arrangement established, continued or maintained by or on behalf of the Buyer or its Affiliates on or after the Closing Date to the same extent such service was recognized under a similar Benefit Plan, except, in each case, to the extent such treatment would result in duplicative benefits. Notwithstanding anything to the contrary contained herein, except as may be agreed to in writing by Buyer, each Transferred Employee shall be employed by Buyer on an at-will basis.

(b) The Seller Parties agree that, subject to Section 6.1(g), the Seller Parties shall bear, pay, issue and be responsible for all notices, disclosures and other than the COBRA Obligations, Liabilities that may be due to Employees or to any Governmental Authority arising out of their employment with the Seller Parties, including notices, disclosures and Liabilities related to employee benefit and welfare plans (including the Benefit Plans), medical and dental benefits, retiree medical and dental benefits, disability benefits, life insurance benefits, workers’ compensation, vacation pay, severance pay, closing bonuses (other than bonuses under arrangements entered into by, or at the written direction of, Buyer or its Affiliates), sick leave pay, unemployment compensation, deferred compensation and other benefits to Employees. Without limiting the generality of the foregoing, the Seller Parties shall be solely responsible for any notices and claims under the Benefit Plans, other than the COBRA Obligations, including for medical and dental benefits, retiree medical and dental benefits, disability benefits, life insurance benefits and workers compensation claims that are incurred before the Closing or are applicable to or accrued during service with the Seller Parties before the Closing, whether or not the claim is submitted to the Seller Parties’ applicable benefit plan prior to the Closing.

(c) Buyer shall be responsible for any obligation or other Liability under the WARN Act with respect to the Transferred Employees arising as a result of actions taken by Buyer following the Closing Date. Subject to Section 6.1(g), the Seller Parties shall be responsible for any obligation or other Liability with respect to its Employees arising or accruing before the Closing under the WARN Act. The parties hereto agree to cooperate in good faith to determine whether any notification may be required under the WARN Act as a result of the transactions contemplated by this Agreement.

(d) The Buyer shall be responsible for the administration of and shall assume any and all obligations and other Liabilities for offering and providing COBRA continuation coverage (and all required notices related thereto) with respect to the Transferred Employees and each other “M&A qualified beneficiary” (as such term is defined under Treasury Regulation Section 54.4980B-9 (the “COBRA Obligations”).

(e) Buyer shall have no responsibility or Liability for any salary or other compensation, payroll Taxes, accrued or earned vacation pay, accrued or earned sick pay, fringe benefits, deferred compensation, severance benefits, underfunded pension or retiree medical obligations, or any other obligations with respect to any Employee or Transferred Employee arising from or accruing during any period before such Employee commences employment with Buyer, and all of such Liabilities shall remain with the Seller Parties and shall be Retained Liabilities under this Agreement. Buyer will assume no Liabilities arising from the employment or termination of employment by the Seller Parties of any Employees, and all of such Liabilities shall remain with the Seller Parties and shall be Retained Liabilities under this Agreement. Without limiting the foregoing, the Seller Parties agree to pay all vacation pay earned or accrued as of the Closing Date to Employees in accordance with the Seller Parties’ established plans or policies and past practices and applicable Law. The Seller Parties shall use their commercially reasonable efforts to cooperate with Buyer and its representatives and agents in connection with any employment offers to hire Employees, including affording Buyer opportunities, if requested by Buyer, to review employment records (other than medical records) of Employees to the extent not prohibited by applicable Law, to discuss terms and conditions of employment with any or all of the Employees and to distribute to any or all of the Employees forms and documents provided by and relating to employment with Buyer. Except as prohibited by applicable Law, after the Closing, the Seller Parties shall promptly deliver to Buyer, if requested, originals or copies of all personnel files and records (including medical records and payroll records, if any), related to the Transferred Employees as of the Closing Date, and the Seller Parties shall have continuing access, to the extent reasonably necessary, to such files and records thereafter (excluding any files and records related to the Transferred Employees’ employment relationship with Buyer).

(f) At least two (2) Business Days prior to the Closing Date, the parties shall determine the amount of the severance payments to be paid to each of the Terminated Employees (the “Closing Severance Payments”), which, for each Terminated Employee, shall equal the equivalent of one week of pay at such Terminated Employee’s rate as of the date hereof in respect of every full year of service to the Company provided by such Terminated Employee with an end date of the Closing Date but only up to a maximum of the equivalent of ten weeks of pay for such Terminated Employee. The Company shall pay the Terminated Employees the Closing Severance Payments upon their termination; provided, however, that each Terminated Employee shall, as a condition to receipt of such Terminated Employee’s respective Closing Severance Payment, have executed and delivered Separation Agreements and General Releases of All Claims in a form reasonably satisfactory to Buyer and under which Buyer and the Seller Parties are released parties or else shall have forfeited such Terminated Employee’s right to receive his or her respective Closing Severance Payment. The Seller Parties shall use commercially reasonable efforts to mitigate any Liabilities associated with terminating the Terminated Employees in accordance with this Section 6.1, including using commercially reasonable efforts to pursue claims under the Seller Parties’ insurance policies.

(g) Buyer shall indemnify and hold harmless the Seller Parties and their Affiliates from any Liabilities in excess of the sum of the amounts set forth in Sections 2.4(b) and 2.4(c) (net of any insurance proceeds received by the Seller Parties) in connection solely with the termination of employees of the Business as of the Closing in accordance with this Section 6.1, but not, for the sake of clarity, for any Liabilities relating to the employment of any employees of the Business for any period prior to the Closing or for any reason for which Buyer would otherwise have a claim of indemnification against the Seller Parties under Section 10.2.

6.2 Further Assurances. From time to time after the Closing Date, upon the reasonable request of any party hereto, the other party or parties hereto shall execute and deliver or cause to be executed and delivered such further instruments of conveyance, assignment, transfer, acceptance and assumption, and take such further action as the requesting party may reasonably request in order to fully effectuate the purposes, terms and conditions of this Agreement and the other agreements specified in this Agreement. Following the Closing, the Seller Parties shall reasonably cooperate with Buyer and use their commercially reasonable efforts to assist Buyer in connection with satisfying any post-Closing requirements of any Educational Agencies required in connection with the transactions contemplated by this Agreement and obtaining all final Educational Consents. Following the Closing, the Buyer shall provide reasonable access to documents and employees, and otherwise reasonably cooperate with the Seller Parties, to enable the Seller Parties to satisfy any post-Closing requirements of any Educational Agencies, including the requirement of the USDE to provide a close-out audit of the University’s pre-Closing participation in the Title IV Programs if applicable. The Seller Parties shall timely complete and file a Title IV close audit for the University with USDE and shall take all steps reasonably and commercially necessary to terminate existing Educational Approvals as necessary.

6.3 Confidentiality.

(a) No party will use or disclose to any other Person (except (i) as may be necessary for the consummation of the transactions contemplated hereby, or (ii) as required by applicable Law or securities exchange requirements, and then, to the extent legally permissible, only with prior written notice to the other party hereto) this Agreement or any information received from the other party hereto or its agents in the course of investigating, negotiating and performing the transactions contemplated by this Agreement; provided, however, that each party may disclose such information to such party’s officers, directors, members, managers, employees, lenders, funding sources, advisors, attorneys and accountants who need to know such information in connection with the consummation of the transactions contemplated by this Agreement and who are informed by such party of the confidential nature of such information and agree to be bound by the confidentiality covenants set forth in this Section 6.3(a); provided, further, that from and after the Closing Date, Buyer is permitted to use any such information that is included in the Assets as it deems appropriate. Each party shall be responsible to the other party for any breach by its Affiliates, officers, directors, stockholders, managers, members, employees, lenders, funding sources, advisors, attorneys or accountants of such confidentiality covenants. Nothing shall be deemed to be confidential information that the disclosing party can demonstrate: (i) is already in such party’s possession, prior to receipt from the other party or parties hereto or its agents, provided that such information is not known by such party to be subject to another confidentiality agreement with or other obligation of secrecy to the other party hereto; (ii) becomes generally available to the public other than as a result of a disclosure by such party or such party’s officers, directors, stockholders, managers, members, employees, lenders, advisors, attorneys or accountants in breach of this Section 6.3(a); (iii) becomes available to such party on a nonconfidential basis from a source other than another party or parties hereto or its advisors, provided that such source is not known by such party to be bound by a confidentiality agreement with or other obligation of secrecy to the other party or parties hereto with respect to such information; or (iv) is developed independently by a party without resort to the confidential information of the other party or parties. If this Agreement is terminated, then each party will return to the other party or parties all information, including all documents (including all copies in whatever medium), work papers and other written confidential material obtained by such party from the other party or parties in connection with the transactions contemplated by this Agreement. The covenant contained in this Section 6.3(a) shall survive for a period of five (5) years from the Closing Date.

(b) Notwithstanding anything contained in Section 6.3(a), from and after the Closing Date, the Seller Parties agree to, and shall direct their agents and representatives and the Seller Related Parties to: (i) treat and hold as confidential (and not use or disclose or provide access to any Person to) all information in any form whatsoever relating to trade secrets, processes, price, student and supplier lists, Curricula, pricing and marketing plans, policies and strategies, details of student contracts, operations methods, business acquisition plans, new personnel acquisition plans, financial records and all other confidential or proprietary information with respect to the Business; (ii) in the event that the Seller Parties or any agent or representative of the Seller Parties or any Seller Related Party becomes legally compelled to disclose any such information, provide Buyer with prompt written notice of such requirement so that Buyer may seek a protective order or other remedy or waive compliance with this Section 6.3(b); (iii) in the event that such protective order or other remedy is not obtained, or Buyer waives compliance with this Section 6.3(b), furnish only that portion of such confidential information which is legally required to be provided and exercise their commercially reasonable efforts to obtain assurances that confidential treatment will be accorded such information; and (iv) promptly furnish (prior to, at, or as soon as practicable following, the Closing) to Buyer any and all copies (in whatever form or medium) of all such confidential information then in the possession of either Seller Party or any agent or representative of any Seller Party and destroy any and all additional copies then in the possession of either Seller Party or any agents or representative of either Seller Party of such information and of any analyses, compilations, studies or other documents prepared, in whole or in part, on the basis thereof, provided, however, that this sentence shall not apply to any information that, at the time of disclosure, is available publicly and was not disclosed in breach of this Agreement by either Seller Party or any agent or representative of either Seller Party.

6.4 Noncompete; Non-Solicitation.

(a) For the duration of five (5) years from the Closing Date, no Seller Party nor any of their Affiliates shall, directly or indirectly, for itself or on behalf of any individual, firm or other Entity within the Restricted Area: (i) own or otherwise advise, consult, assist in raising or providing capital or credit to, engage or participate in, directly or indirectly, whether as a stockholder, owner, investor, lender, guarantor, financier, officer, director, member, manager, partner, joint venturer, proprietor, employee, consultant, advisor, independent contractor, principal, agent, representative or in any other capacity, any business competing with the Business (other than passive investments of five percent (5%) or less of the outstanding shares in any entity listed on a public exchange); or (ii) solicit, induce or recruit, or attempt to solicit, induce or recruit, or cause others to solicit, induce or recruit, any Transferred Employee who is then employed or engaged by any of Buyer or its successors, assigns, Affiliates and Subsidiaries (collectively, the “Buyer Group”) to terminate such employment relationship or engagement, and apply for or accept employment or engagement with the Company, Holdings or any Seller Related Party. Notwithstanding the foregoing, the Seller Parties and their Affiliates shall not be restricted from soliciting for employment or recruiting any Transferred Employee pursuant to general solicitations (whether through advertisements on any medium or through the efforts of a search firm or otherwise) of employment not specifically directed at such Persons.

(b) The Seller Parties acknowledge that the covenants set forth in this Section 6.4 are critical components of this Agreement for Buyer and that, without agreement of the Seller Parties to comply with these covenants, Buyer would not have entered into this Agreement. The Seller Parties have independently consulted with their counsel and after such consultation agree that the covenants set forth in this Section 6.4 are reasonable, necessary and proper. The Seller Parties agree and acknowledge that remedies at law for any breach of their obligations under this Section 6.4 are inadequate and that, in addition thereto, in the event of any such breach, Buyer shall be entitled to seek and obtain equitable relief, including temporary, preliminary and/or permanent injunctive relief and specific performance to compel the Seller Parties’ and their Affiliates’ compliance with, and enjoin the Seller Parties and their Affiliates from continuing or commencing any activity which would violate any of, the covenants set forth in this Section 6.4. In the event that any court determines that the duration or the geographic scope, or both, of the covenants set forth in this Section 6.4 is or are unreasonable or overbroad as written, or that any such covenant or provision is to that extent unenforceable, the parties hereto agree that the covenant or provision in question shall remain in full force and effect for the greatest time period and in the greatest area that would not render it unenforceable and the court shall be authorized to modify the covenant(s) or provision(s) to the extent necessary to render them valid and enforceable to the maximum extent permitted by law. If the Seller Parties or their Affiliates breach any covenant set forth in this Section 6.4, the duration of any covenant so violated shall automatically be tolled from the date of the first breach until the date judicial relief providing effective remedy for such breach or breaches is obtained by Buyer, or until Buyer states in writing that it will seek no judicial relief for such breach. The parties intend that the noncompetition and non-solicitation provisions contained herein shall be deemed to be a series of separate covenants, one for each and every county within the Restricted Area. Notwithstanding anything to the contrary in this Agreement, nothing in this

Section 6.4 shall restrict or apply to Summit Partners or any of its Affiliates or its or their respective direct or indirect portfolio companies or investments (other than the Seller Parties).

6.5 Name Change. Within two (2) Business Days after the Closing Date, each of the Seller Parties shall change its name to a name that does not include “Trident University” and “Trident University International” (or any variations thereof) and take any further action and execute, deliver and file any instruments and documents as are necessary or reasonably requested, at the Buyer’s expense, in order for Buyer to use, hold and retain such names in any jurisdiction, and thereafter neither Seller Party shall use any name, trade name, trademark, service mark, domain name or titles including or confusingly similar to such names or any derivative thereof.

6.6 Access to Records. For legitimate business purposes, the Seller Parties shall provide Buyer reasonable access and the right to copy, at Buyer’s expense, for a period of six (6) years from the Closing Date any books and records relating to the Assets or the Business. For legitimate business purposes, Buyer shall provide the Seller Parties reasonable access and the right to copy, at the Seller Parties’ expense, for a period of six (6) years after the Closing Date, any books and records relating to the Assets that are included in the Assets. Any such access provided hereunder shall not unreasonably interfere with the operations of the party that possess the books and its Affiliates and the party requesting access to such books and records will bear any costs, other than wages and salaries and employee benefits of relevant personnel, of obtaining such access. This Section 6.6 shall not apply to any pending adversarial judicial or arbitral dispute or proceedings between the parties hereto, which shall be governed by the applicable rules of discovery, evidence or procedure.

ARTICLE 7: CONDITIONS PRECEDENT OF BUYER

The obligation of Buyer to consummate the transactions to be performed by it at the Closing is subject to the satisfaction of each of the following conditions prior to or at the Closing Date:

7.1 Representations, Warranties and Covenants.

(a) The representations and warranties of the Seller Parties (other than the Fundamental Representations, but including the representations and warranties set forth in Section 3.5(b)) set forth in ARTICLE 3: of this Agreement (without giving effect to any “material”, “Material Adverse Effect”, or similar “materiality” qualifiers) shall be true and correct as of the date hereof and as of the Closing Date with the same effect as if made on and as of such date (except to the extent any such representation or warranty expressly relates to an earlier date (in which case solely as of such earlier date)), except for any failure of any such representation or warranty to be true and correct that has not had, or would reasonably be expected to have, a Material Adverse Effect; and the Fundamental Representations (other than the representations and warranties set forth in Section 3.5(b)) set forth in ARTICLE 3: of this Agreement shall be true and correct in all material respects as of the date hereof and as of the Closing Date with the same effect as if made on and as of such date (except to the extent any such representation or warranty expressly relates to an earlier date (in which case solely as of such earlier date)). There has not been any breach of any representation or warranty of the Seller Parties set forth in ARTICLE 3: of this Agreement that, together with all other breaches of any representations or warranties of the Seller

Parties set forth in ARTICLE 3: of this Agreement, as of the Closing Date, would reasonably be expected to result in any Losses in excess of $4,000,000.

(b) The Seller Parties shall have performed and complied in all material respects with all of their covenants and agreements set forth in this Agreement to be performed or complied with by them prior to or on the Closing Date, except to the extent that such covenants and agreements are qualified by the term “materiality” (including the word “material”) or contain a term such as “Material Adverse Effect,” in which case the Seller Parties shall have performed and complied with all of such covenants and agreements in all respects prior to or on the Closing Date.

(c) Buyer shall have received a certificate dated as of the Closing Date from the Seller Parties (executed by authorized officers of the Seller Parties) to the effect that the conditions set forth in Section 7.1(a) and 7.1(b), and Section 7.4 have been fully satisfied.

7.2 Consents. All Pre-Closing Educational Consents listed on Schedule 7.2 shall have been obtained in form and substance that will not materially impair operations of the University or, solely to the extent arising as a consequence of the acquisition of the University, AIU; provided, however, that the USDE Application Notice shall have been obtained in a form acceptable to Buyer consistent with the definition of such term as provided in Annex A attached hereto, and all other Consents listed on Schedule 7.2 (collectively, with the Pre-Closing Educational Consents, the “Required Consents”) shall have been obtained in form and substance reasonably satisfactory to Buyer and shall be in full force and effect.

7.3 Absence of Proceedings or Litigation. (a) No Governmental Order shall be in effect, and no Action shall have been instituted or threatened in writing (and not subsequently dismissed, settled or otherwise terminated) by a Governmental Authority or Educational Agency wherein an unfavorable Governmental Order or arbitration award could have the effect of, enjoining or preventing consummation of the transactions contemplated by this Agreement, (b) no Action (other than an action or proceeding instituted or threatened by or on behalf of Buyer) shall have been instituted or threatened (and not subsequently dismissed, settled or otherwise terminated) against Company, Holdings or University that would reasonably be expected to have a Material Adverse Effect, and (c) no Law shall have been enacted prohibiting Buyer’s right to own the Assets or operate the Business as conducted as of the date hereof.

7.4 No Material Adverse Effect. Since the date hereof, no Material Adverse Effect shall have occurred and be continuing as of the Closing Date.

7.5 Pay Off Letters. The Seller Parties shall have delivered (a) pay-off letters, releases, and lien discharges in customary form, reflecting the satisfaction in full of, and releases of all Liens (other than Permitted Liens) securing, all Indebtedness of the Company as of the Closing Date (except for (i) Indebtedness addressed in the Lender Consent and the Services Provider Consent, (ii) the Indebtedness set forth on Schedule 5.8, including any amendments or extensions of any of the items disclosed therein, provided, however, that such amendments or extensions are not secured by any Lien on the Assets, and (iii) Indebtedness under prongs (v), (vii), or (viii) of the definition of “Indebtedness” with regard to parties other than Service Provider and its Affiliates), at least two (2) days prior to the Closing; (b) a fully-executed Lender Consent; (c) a fully-executed Services Provider Consent; and (d) at least two (2) days prior to the Closing, instructions (the “Specified

Remaining Indebtedness Instructions”) for payoff of the Indebtedness described in Section 7.5(a)(iii) (the “Specified Remaining Indebtedness”) at the Closing.

7.6 Minimum Revenue and EBITDA. The Trailing EBITDA shall be greater than or equal to $6,500,000 and the Trailing Revenue shall be greater than or equal to $39,000,000; provided if the Trailing EBITDA is less than $7,000,000, the Initial Cash Purchase Price shall be reduced by $2,000,000.

7.7 Deliveries at Closing. The Seller Parties shall have made all deliveries required under Section 9.2.

If any of the conditions set forth in this Article 7 have not been satisfied prior to or at the Closing Date, then Buyer may waive any such condition (to the extent not prohibited by applicable Law) and nevertheless elect to proceed with the consummation of the transactions contemplated hereby. Buyer may not rely on the failure of any condition set forth in this Article 7 if such failure was caused by Buyer’s failure to comply with any term or provision of this Agreement.

ARTICLE 8: CONDITIONS PRECEDENT OF THE SELLER PARTIES

The obligations of the Seller Parties to consummate the transactions to be performed by them at the Closing are subject to the satisfaction of each of the following conditions prior to or at the Closing Date:

8.1 Representations, Warranties and Covenants.

(a) The representations and warranties of Buyer (other than the Fundamental Representations) set forth in ARTICLE 4: of this Agreement (without giving effect to any “material”, “Material Adverse Effect”, or similar “materiality” qualifiers) shall be true and correct as of the date hereof and as of the Closing Date with the same effect as if made on and as of such date (except to the extent any such representation or warranty expressly relates to an earlier date (in which case solely as of such earlier date)), except for any failure of any such representation or warranty to be true and correct that has not had, or would reasonably be expected to have, a material adverse effect on the ability of the Buyer to perform its obligations under this Agreement, including the consummation of the transactions contemplated hereby; and the Fundamental Representations set forth in ARTICLE 4: of this Agreement shall be true and correct in all material respect as of the date hereof and as of the Closing Date with the same effect as if made on and as of such date (except to the extent any such representation or warranty expressly relates to an earlier date (in which case solely as of such earlier date)).

(b) Buyer shall have performed and complied in all material respects with all of its covenants and agreements set forth in this Agreement to be performed or complied with by it prior to or on the Closing Date, except to the extent that such covenants and agreements are qualified by the term “materiality” (including the word “material”) or contain a term such as “material adverse effect” in which case Buyer shall have performed and complied with all of such covenants and agreements in all respects prior to or on the Closing Date.

(c) The Seller Parties shall have received a certificate dated as of the Closing Date from Buyer executed by an authorized officer of Buyer to the effect that the conditions set forth in Sections 8.1(a) and 8.1(b) have been fully satisfied.

8.2 Absence of Proceedings or Litigation . (a) No Governmental Order shall be in effect enjoining or preventing consummation of the transactions contemplated by this Agreement, and (b) no Action (other than an action or proceeding instituted or threatened by the Seller Parties) shall have been instituted by a Governmental Authority (and not subsequently dismissed, settled or otherwise terminated) wherein an unfavorable Governmental Order would restrain, prohibit or invalidate the transactions contemplated by this Agreement.

8.3 Deliveries at Closing. Buyer shall have made or stand willing to make all deliveries required under Section 9.3.

If any of the conditions set forth in this Article 8 have not been satisfied prior to or at the Closing, then the Seller Parties may waive any of such conditions (to the extent not prohibited by applicable Law) and nevertheless elect to proceed with, the consummation of the transactions contemplated hereby. The Seller Parties may not rely on the failure of any condition set forth in this Article 8 if such failure was caused by the Seller Parties’ failure to comply with any term or provision of this Agreement.

ARTICLE 9: CLOSING AND CLOSING DELIVERIES

9.1 Closing. The consummation of the sale and purchase contemplated by this Agreement (the “Closing”) shall occur as soon as practicable but in any event by the third (3rd) Business Day following the satisfaction or waiver of the conditions precedent set forth in Article 7 and Article 8 (other than conditions that by their terms are to be satisfied at Closing but subject to satisfaction or waiver of such conditions), but in any event no later than the Termination Date, and shall be held at the offices of Buyer’s counsel at 10:00 a.m. local time, or at such other time and place as the Seller Parties and Buyer may mutually agree (including by electronic exchange of executed documents); provided, that if the third (3rd) Business Day following the satisfaction or waiver of the conditions precedent set forth in Article 7 and Article 8 (other than conditions that by their terms are to be satisfied at Closing but subject to satisfaction or waiver of such conditions) (the “Conditions Satisfaction Date”) occurs after the 10th calendar day in the calendar month, then Buyer, at its sole discretion, may defer the Closing until the first (1st) Business Day of the following month upon written notice to the Seller Parties; provided, that if the Closing is delayed at Buyer’s election in accordance with the immediately preceding proviso for more than two days, the conditions in Sections 7.1(a) (other than with respect to the Fundamental Representations), 7.2, 7.4, and 7.6 shall be deemed to have been satisfied or waived as of the Conditions Satisfaction Date. Notwithstanding the actual time the deliveries of the parties hereto are made on the Closing Date, the parties hereto agree that the Closing shall be effective and deemed for all purposes to have occurred as of 12:01 a.m., Eastern time, on the Closing Date.

9.2 Deliveries by the Seller Parties. At the Closing, the Seller Parties shall deliver, or cause to be delivered, to Buyer, the following: (a) (i) an Assignment and Assumption Agreement, duly executed by the Company, in substantially the form attached hereto as Exhibit A; (ii) an Assignment and Assumption of Lease, duly executed by the Company and the landlord of the

Cypress Lease, in substantially the form attached hereto as Exhibit B; (iii) a Bill of Sale, duly executed by the Company, in substantially the form attached hereto as Exhibit C; and (iv) an Intellectual Property Assignment Agreement, duly executed by the Company, in substantially the form attached hereto Exhibit D; (b) the certificate, dated as of the Closing Date, described in Section 7.1(c); (c) certificates, dated as of the Closing Date, executed by the secretaries, or assistant secretaries, of the Seller Parties, certifying that the resolutions, as attached to such certificate, were duly adopted by the directors and stockholders or members of the Seller Parties, as applicable, authorizing and approving the execution of this Agreement and the consummation of the transactions contemplated hereby and certifying that such resolutions remain in full force and effect and certifying the names and signatures of the officers of the Seller Parties authorized to sign this Agreement and the other documents to be delivered hereunder; (d) all instruments evidencing the Consents and Educational Consents received by the Seller Parties; (e) a certificate, dated as of the Closing Date, executed by the chief financial officer or controller of the Company certifying as to the amounts of Indebtedness and Transaction Expenses of the Seller Parties and the identification of the lenders of such Indebtedness or recipients of such Transaction Expenses; (f) all releases of Liens that are necessary in order for the Assets to be free and clear of all Liens, other than the Permitted Liens; (g) good standing certificates for the Seller Parties issued by the applicable Secretaries of State and appropriate Governmental Authorities in the jurisdiction in which the Seller Party is organized and for the Company in California, dated not more than twenty (20) days before the Closing Date; (h) a non-foreign affidavit duly executed by Holdings stating that Holdings is not a “foreign person” as defined in Section 1445 of the Code; (i) the Escrow Agreement, duly executed by Escrow Agent and Seller Parties; (j) all tax clearance certificates for all jurisdictions noted in Exhibit G; (k) an employment agreement, duly executed by Travis Allen, in substantially the form attached hereto as Exhibit H; and (l) the Indemnity Agreement in substantially form attached hereto as Exhibit I, duly executed by the Second Lien Lenders and Travis Allen; and (m) a consent to the transactions contemplated hereby, in a form and substance reasonably acceptable to Buyer, duly executed by Services Provider (the “Services Provider Consent”).

9.3 Deliveries by Buyer. At the Closing, Buyer shall deliver, or cause to be delivered, to the Seller Parties the following: (a) the Closing Cash Payment; (b) (i) Assignment and Assumption Agreement, duly executed by Buyer, in substantially the form attached hereto as Exhibit A; (ii) Assignment and Assumption of Lease, duly executed by Buyer, in substantially the form attached hereto as Exhibit B; (iii) the Bill of Sale, duly executed by Buyer, in substantially the form attached hereto as Exhibit C; and (iv) an Intellectual Property Assignment Agreement, duly executed by Buyer, in substantially the form attached hereto as Exhibit D; (c) the certificate, dated as of the Closing Date, described in Section 8.1(c); (d) a certificate, dated as of the Closing Date, executed by the secretary, or any assistant secretary, of Buyer, certifying that the resolutions, as attached to such certificate, were duly adopted by the sole member of Buyer, authorizing and approving the execution of this Agreement and the consummation of the transactions contemplated hereby and certifying that such resolutions remain in full force and effect and certifying the names and signatures of the officers of the Buyer authorized to sign this Agreement and the other documents to be delivered hereunder; (e) a good standing certificate (or other comparable certificate) for Buyer issued by the Secretary of State of the State of Delaware dated not more than twenty (20) days before the Closing Date; (f) the Escrow Agreement, duly executed by Buyer; (g) an employment agreement with Travis Allen, duly executed by a Buyer or Affiliate of Buyer, in substantially the form attached hereto as Exhibit H; and (h) the Indemnity Agreement in substantially the form attached hereto as Exhibit I, duly executed by Buyer.

ARTICLE 10: SURVIVAL; INDEMNIFICATION

10.1 Survival.

(a) Except as expressly set forth below, the representations and warranties of the parties hereto shall survive the Closing and shall remain in full force and effect until the date that is two (2) years from the Closing Date.

(b) The representations and warranties set forth in Section 3.13 (Educational Approvals and Educational Requirements) shall survive the Closing and continue in full force and effect until the date that is the later of (i) two (2) years from the Closing Date, and (ii) the date that is ten (10) Business Days following delivery by Seller Parties to Buyer of USDE’s final audit determination letter with respect to the University OPEID, or if the Seller Parties appeal such determination, ten (10) Business Days following delivery by Seller Parties to Buyer of a final determination or decision not subject to further appeal.

(c) The representations and warranties set forth in Section 3.1 (Organization and Standing), Section 3.2 (Authorization; Enforceability), Section 3.3(a) (No Conflicts; Consents), Section 3.4 (Subsidiaries), Section 3.5(b) (Sufficiency of, Title to and Condition of the Assets), Section 3.21 (Brokers), Section 4.1 (Organization and Standing), Section 4.2 (Authorization; Enforceability) and Section 4.4 (Buyer’s Brokers) (such representations and warranties, the “Fundamental Representations”) shall survive the Closing and continue in full force and effect for the applicable statute of limitations with respect thereto.

(d) Notwithstanding the foregoing or any other provision to the contrary herein, the Survival Period with respect to a representation or warranty relating to Taxes, including Section 3.15 (Taxes), shall be the period ending ninety (90) days after the expiration of the relevant statute of limitations (taking into account any waiver, mitigation or extension thereof) for the collection or assessment of the relevant Taxes in question.

(e) Notwithstanding the foregoing, for the sake of clarity, the covenants and agreements of the parties set forth in this Agreement shall survive the Closing until the responsible party has fully performed and discharged such covenants and agreements. The applicable period of such survival set forth in this Section 10.1 subsequent to Closing is referred to as the “Survival Period.”

10.2 Indemnification by the Seller Parties.

(a) Subject to Sections 10.1 and 10.7 hereof, from and after the Closing, the Seller Parties, jointly and severally, agree to defend, indemnify and hold harmless Buyer and its Affiliates and their respective officers, directors, managers, members, employees, agents, advisors and representatives (each hereinafter referred to individually as a “Buyer Indemnified Person” and collectively as “Buyer Indemnified Persons”), from, against, and in respect of all Losses resulting from, arising out of, relating to, or caused by any of the following: (i) any failure of any representations and warranties made by the Seller Parties in Article 3 hereof to be true and correct as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date; (ii) any breach by the Seller Parties of, or failure by the Seller Parties to perform, carry out or otherwise fulfill or comply with, any of its respective covenants, agreements, undertakings or obligations contained in this Agreement, (iii) the Retained Liabilities, including any failure by the Seller Parties to carry out, perform or otherwise fulfill any of the Retained Liabilities; or (iv) the Excluded Assets.

(b) Any claim for indemnification made by a Buyer Indemnified Person under Section 10.2(a)(i) for a breach of any representation or warranty must be asserted with reasonable particularity in a writing delivered to the Seller Parties by no later than the date of expiration of the applicable Survival Period for such representation or warranty and, if raised by such date, such claim shall survive such date until final resolution thereof.

(c) The representations and warranties made by the Seller Parties in Article 3 of this Agreement shall not be affected or deemed waived by reason of any investigation made by or on behalf of Buyer (including by any of its Affiliates or Buyer’s or its Affiliate’s stockholders, members, advisors, consultants, agents or representatives).

10.3 Indemnification by Buyer.

(a) Subject to Sections 10.1 and 10.7 hereof, from and after the Closing, Buyer shall indemnify, defend and hold harmless the Seller Parties and their respective officers, directors, managers, members, agents, representatives, successors and assigns (the “Seller Indemnified Persons”), from and against any and all Losses arising out of or resulting from any of the following: (i) any failure of any representation or warranty made by Buyer in Article 4 to be true and correct as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date; (ii) the breach by Buyer of, or failure by Buyer to perform, carry out or otherwise fulfill or comply with, any of its covenants, agreements, undertakings or obligations contained in this Agreement; (iii) the Assumed Liabilities, including any failure by Buyer to carry out, perform or otherwise fulfill any of the Assumed Liabilities, or (iv) the Assets.

(b) Any claim for indemnification made by a Seller Indemnified Person under Section 10.3(a)(i) for a breach of any representation or warranty must be asserted in a writing delivered to Buyer by no later than the date of expiration of the applicable Survival Period for such representation or warranty and, if raised by such date, such claim shall survive such date until final resolution thereof.

10.4 Indemnification Procedures. The procedures for indemnification under this Agreement shall be as follows:

(a) The Buyer Indemnified Persons or Seller Indemnified Persons, as applicable (either, a “Claimant”), shall promptly give notice (the “Notice of Claim”) to the parties from which indemnification is claimed (the “Indemnifying Party”) of any demand, suit, assertion of liability or claim, which Notice of Claim shall identify with reasonable specificity (based on the information then known) the basis under which indemnification is sought pursuant to Article 10 (including the sections of this Agreement that are the subject of the breach giving rise thereto, if applicable, and whether the Losses at issue are liquidated in nature). If the claim relates to an action, suit or proceeding filed by another Person against the Claimant (a “Third Party Claim”), then such Notice of Claim shall be given by the Claimant within ten (10) Business Days after written notice of such action, suit or proceeding was given to the Claimant and shall also include true, correct and complete copies of all suit, service and claim documents; provided, however, that the failure or delay of the Claimant to provide any such Notice of Claim or deliver such copies shall not release the Indemnifying Party from any of its obligations under this Article 10 unless (and then solely to the extent that) the Indemnifying Party is adversely prejudiced thereby.

(b) With respect to claims solely between the parties, following receipt of notice from the Claimant of a claim, the Indemnifying Party shall have forty-five (45) days to make such investigation of the claim as the Indemnifying Party reasonably deems necessary or desirable, and the Claimant agrees to make available to the Indemnifying Party and its authorized representatives all information relevant and necessary to substantiate the claim, except to the extent any attorney-client privilege would thereby be vitiated. If the Claimant and the Indemnifying Party agree at or prior to the expiration of such forty-five (45)-day period to the validity and amount of such claim, then the Indemnifying Party shall promptly pay to the Claimant the full amount of the claim, subject to the terms and limitations hereof. If the Claimant and the Indemnifying Party do not reach any such agreement within such forty-five (45)-day period, then the Claimant may seek an appropriate remedy at law or in equity, as applicable, subject to the terms and limitations hereof.

(c) With respect to any Third Party Claim, the Claimant shall have sole control over the defense and settlement of such Third Party Claim (with counsel reasonably satisfactory to the Indemnifying Party, which counsel’s reasonable fees shall be at the sole expense of the Indemnifying Party). Notwithstanding the foregoing, Buyer shall have sole control over any Third Party Claim involving an Educational Agency; provided that Buyer shall make commercially reasonable efforts to consult with the Seller Parties and provide the Seller Parties the opportunity to review and comment on any submissions to an Educational Agency with respect to such a claim.

(d) Any Losses payable to a Buyer Indemnified Person pursuant to this Article 10 shall be satisfied: (i) from the Escrow Fund; and (ii) to the extent the amount of Losses exceeds the amounts available to the Buyer Indemnified Person in the Escrow Fund, from the Seller Parties. Notwithstanding the foregoing, Buyer has the right to set-off, net, offset and recoup any final, nonappealable judgment for Losses payable to a Buyer Indemnified Person pursuant to this Article 10 against any payments due to the Seller Parties by Buyer under this Agreement.

10.5 Tax Treatment of Indemnity Payments. The parties agree to treat any indemnity payment made pursuant to this Agreement as an adjustment to the consideration paid by Buyer to the Seller Parties for the Assets under this Agreement, except as otherwise required by applicable Law.

10.6 Determination of Indemnification Matters. Notwithstanding any provision to the contrary or otherwise in this Agreement, for purposes under this Article 10 of determining whether any breach of any representation or warranty has occurred hereunder, and the resulting Losses therefrom, the representations and warranties of the parties set forth in this Agreement will be considered and taken into account without regard to any materiality or material adverse effect

(including Material Adverse Effect) qualification or exception (or any variation thereof) set forth herein or therein.

10.7 Limitations on Indemnification.

(a) No Seller Party shall be required to indemnify any Person under Section 10.2(a)(i) or for breach of any covenant requiring performance prior to the Closing unless the aggregate amount of all Losses in respect of indemnification pursuant to Section 10.2(a)(i) or breach of such covenant requiring performance prior to the Closing exceeds $250,000 (the “Deductible”), in which case, for the avoidance of doubt, the Seller Parties shall be required to indemnify, defend and hold harmless for all such Losses in excess of the Deductible.

(b) Notwithstanding any provision in this Agreement to the contrary, all Losses for which any Buyer Indemnified Person would otherwise be entitled to indemnification under this Article 10 shall be reduced by the amount of insurance proceeds (net of any costs and expenses of such collection or any increases in premium as a result of such claim and any actual net Tax Benefits ultimately received by any Buyer Indemnified Person, as determined on a with and without basis and taking into account any Tax detriment) and other third-party recoveries (other than with respect to indemnification payments) which any Buyer Indemnified Person receives or obtains in respect of any Losses incurred by such Buyer Indemnified Person. In the event any Buyer Indemnified Person is entitled to any insurance proceeds in respect of any Losses for which such Buyer Indemnified Person is entitled to indemnification pursuant to this Article 10, such Buyer Indemnified Person shall use commercially reasonable efforts to obtain, receive, or realize such insurance proceeds. In the event that any such insurance proceeds, Tax Benefits or other third-party recoveries are actually realized and received by a Buyer Indemnified Person subsequent to receipt by such Buyer Indemnified Person of any indemnification payment hereunder in respect of the claims to which such insurance proceeds, Tax Benefits or other third-party recoveries relate, appropriate refunds shall be made promptly by the relevant Buyer Indemnified Persons of all, or the relevant portion, of such corresponding indemnification payment.

(c) In addition to any statutory or common law duty to mitigate damages, each Buyer Indemnified Person shall use commercially reasonable efforts to mitigate any Losses for which such Buyer Indemnified Person seeks or may seek indemnification under this Article 10.

(d) Any Losses for indemnification under this Agreement shall be determined without duplication of recovery by reason of the state of facts giving rise to such Losses constituting a breach of more than one representation, warranty, covenant, or agreement of this Agreement. No Buyer Indemnified Person shall be entitled to recover under this Article 10 to the extent the matter in question, taken together with all similar matters, does not exceed the amount of any reserves or liabilities with respect to such matters that are expressly reflected in the Closing Balance Sheet and actually taken into account as a reduction to the calculation of the Final Purchase Price.

(e) The maximum liability of the Seller Parties with respect to Losses indemnifiable pursuant to Section 10.2(a)(i) or for breach of any covenant requiring performance prior to the Closing shall not exceed the Escrow Amount other than with respect to Losses indemnifiable pursuant to Section 10.2(a)(i) resulting from or attributable to a breach of any representation or warranties relating to Taxes, including Section 3.15 (Taxes), for which the maximum liability of the Seller Parties shall not exceed Twelve Million Dollars ($12,000,000).

(f) No Buyer Indemnified Person shall be entitled to recover under this Article 10 with respect to any Losses attributable to Taxes (i) for taxable periods (or portions thereof) beginning after the Closing Date, except to the extent resulting from or attributable to a breach of any representation or warranties made under Section 3.15 (Taxes), (ii) arising on the Closing Date after the Closing as a result of actions or transactions taken by Buyer outside of the ordinary course of business and not contemplated under this Agreement, or (iii) to the extent included in as a separate liability in the Net Working Capital as finally determined under Section 2.6(d) and taken into account in the calculation of the Final Purchase Price.

(g) Notwithstanding the foregoing, (i) the limitations set forth in Section 10.7(a) and Section 10.7(e) shall not apply to Losses based upon, arising out of, with respect to or by reason of any inaccuracy in or breach of any of the Fundamental Representations, (ii) the limitations set forth in Section 10.7(a) shall not apply to Losses attributable to Taxes, including based upon, arising out of, with respect to or by reason of any inaccuracy in or breach of Section 3.15 (Taxes), and (iii) the maximum liability of the Seller Parties with respect to Losses indemnifiable pursuant to this Agreement shall not exceed the Final Purchase Price hereunder.

(h) Notwithstanding anything to the contrary, the Buyer Indemnified Parties shall use commercially reasonable efforts to recover against and pursue all remedies under the R&W Policy for any Losses related to a breach of the representations and warranties set forth in Section 3.5(b) or that would otherwise reasonably be expected to be recoverable thereunder prior to making claims or otherwise exercising remedies against the Seller Parties or any of their Affiliates under this Article 10 or under the Indemnification Agreement.

10.8 Exclusive Remedies. The parties acknowledge and agree that, from and after the Closing, except as may arise from a claim for Fraud relating to the subject matter of this Agreement and except for any claims seeking injunctive, specific performance or other equitable relief under Sections 6.3, 6.4 or 11.3, (i) the indemnification provisions of this Article 10 shall be the sole and exclusive recourse and remedies of the parties with respect to any claim relating to or arising from this Agreement, and (ii) no party or other Person will have any other entitlement, remedy or recourse, whether in contract, tort or otherwise for any claim relating to or arising from this Agreement (it being understood and acknowledged that all of such other remedies, entitlements and recourse are expressly waived and released by the parties to the fullest extent permitted by Law). The provisions of this Section 10.8 and the limited remedies provided in this Article 10 were specifically bargained for among Buyer, on the one hand, and the Seller Parties, on the other hand, and were taken into account by the Buyer and the Seller Parties in arriving at the Final Purchase Price herein. The Buyer and the Seller Parties have specifically relied upon the provisions of this Section 10.8 in agreeing to the components of the Final Purchase Price and in agreeing to provide the specific representations and warranties contained herein.

ARTICLE 11: TERMINATION

11.1 Termination. This Agreement may be terminated at any time prior to the Closing as follows:

(a) by mutual written consent of the Seller Parties and Buyer;

(b) by written notice of Buyer to the Seller Parties, if the Seller Parties are in breach or default of their representations, warranties, covenants or obligations under this Agreement, and such breach or default on the part of the Seller Parties is not capable of being cured or, if capable of being cured, has not been cured or waived prior to the earlier of (1) thirty (30) days after written notice thereof from Buyer to the Seller Parties; and (2) the Termination Date; but only if such breach or default on the part of the Seller Parties, singly or together with all other such breaches or defaults on the part of the Seller Parties, has prevented or would reasonably be expected to prevent the satisfaction, or constitutes or would reasonably be expected to constitute a failure, of any condition set forth in Article 7 as of the date of such termination;

(c) by written notice of the Seller Parties to Buyer, if Buyer is in breach or default of its representations, warranties, covenants or obligations under this Agreement, and such breach or default on the part of Buyer is not capable of being cured or, if capable of being cured, has not been cured or waived prior to the earlier of (1) thirty (30) days after written notice thereof from the Seller Parties to Buyer; and (2) the Termination Date; but only if such breach or default on the part of Buyer, singly or together with all other such breaches or defaults on the part of Buyer, has prevented or would reasonably be expected to prevent the satisfaction, or constitutes or would reasonably be expected to constitute a failure, of any condition set forth in Article 8 as of the date of such termination;

(d) by either Buyer, on one hand, or the Seller Parties, on the other hand, if the Closing hereunder has not taken place on or before the Termination Date;

(e) by either Buyer, on one hand, or the Seller Parties, on the other hand, within sixty (60) days of the date hereof, if Buyer shall not have bound the R&W Policy contemplated in Section 5.9 by the date that is thirty (30) days of the date of this Agreement; or

(f) by the Seller Parties providing written notice to Buyer or Buyer providing written notice to the Seller Parties if there is any final, non-appealable Law enacted or Governmental Order issued by a Governmental Authority of competent jurisdiction or Educational Agency enjoining, restraining, preventing or prohibiting consummation of the Closing or making the consummation of the Closing illegal.

Notwithstanding the foregoing, no party may effect a termination of this Agreement pursuant to Section 11.1(b)-(d) if such party is in material breach or default of any of its representations, warranties, covenants or obligations under this Agreement.

11.2 Procedure and Effect of Termination.

(a) If this Agreement is terminated by either or both of Buyer or the Seller Parties pursuant to Section 11.1, prompt written notice thereof shall forthwith be given to the other party, and this Agreement shall terminate and the transactions contemplated hereby shall be abandoned without further action by any of the parties hereto, but subject to and without limiting any of the rights of the parties set forth in this Agreement for any willful and material breach of this Agreement prior to such termination. If this Agreement is terminated as provided herein, all filings, applications and other submissions relating to the transactions contemplated hereby as to which termination has occurred shall, to the extent practicable, be withdrawn from the Governmental Authority, Educational Agency or other Person to which made.

(b) Without limiting the generality of the foregoing, or any applicable Law, neither Buyer nor the Seller Parties may rely on the failure of any condition precedent set forth in Article 7 or Article 8 to be satisfied as a ground for termination of this Agreement by such party if such failure was caused by such party’s failure to act in good faith, or a breach of or failure to perform any of its or their representations, warranties, covenants or obligations in accordance with the terms of this Agreement.

(c) Notwithstanding any termination of this Agreement pursuant to Section 11.1, the obligations of the parties described in Section 6.3 (Confidentiality), Section 12.2 (Governmental Filing Fees), Section 12.3 (Expenses), this Article 11, and Article 13 will survive any such termination.

11.3 Specific Performance. The parties recognize and agree that the parties have relied on this Agreement and expended considerable effort and resources related to the transactions contemplated hereunder, that the rights and benefits conferred upon each party herein are unique, and that money damages would not be a sufficient remedy for any breach or threatened breach of this Agreement by the other parties and that irreparable harm would result if this Agreement were not specifically enforced. The parties therefore agree that each party shall be entitled, at its option and in lieu of terminating this Agreement pursuant to Section 11.1, to have this Agreement specifically enforced by a court of competent jurisdiction, and appropriate injunctive relief may be applied for and granted in connection therewith, without the necessity of posting a bond or other security or proving actual damages and without regard to the adequacy of any remedy at law. Subject to the provisions of Article 11, each party’s right to specific performance or injunctive relief shall be in addition to all other legal or equitable remedies available to such party.

ARTICLE 12: TRANSFER TAXES; FEES AND EXPENSES

12.1 Transfer Taxes. All transfer, documentary, sales, use, stamp, registration and other such similar Taxes and fees, including penalties and interest, if any, (but exclusive of any income, gross receipts, franchise, capital or similar Taxes), incurred in connection with this Agreement and the transactions contemplated herein (each a “Transfer Tax” and, collectively, “Transfer Taxes”) shall be borne and paid one half by the Seller Parties and one half by Buyer, regardless of which party any such Transfer Tax is imposed upon. Each party agrees to cooperate with such other parties in the timely completion, execution and filing of any documentation required or exemptions allowed by any local, state or other Governmental Authority in connection with the Transfer Taxes.

12.2 Governmental Filing Fees. Any filing or grant fees imposed by any Governmental Authority or Educational Agency shall be borne and paid one half by the Seller Parties and one half by Buyer.

12.3 Expenses. Except as otherwise provided in this Agreement, each party shall pay its own costs and expenses incurred in connection with the authorization, preparation, execution and performance of this Agreement (including all fees and expenses of counsel, accountants, agents and representatives) and any and all fees, commissions, compensation, reimbursement or other amounts due to any investment banker, broker or finder (or other Person who performs a similar function) who was engaged by or on behalf of a party in connection with the transactions contemplated by this Agreement, will be paid by the party incurring such costs and expenses or for which such investment banker, broker, finder or other Person was engaged.

ARTICLE 13: MISCELLANEOUS

13.1 Entire Agreement, Amendment. This Agreement, the Annexes, the Schedules and Exhibits hereto and all documents and certificates executed and delivered pursuant to this Agreement in connection with the Closing under Article 9 collectively constitute the entire agreement and understanding among the parties pertaining to the subject matter hereof, and supersede all prior and contemporaneous agreements (including any confidentiality or non-disclosure agreement between or among the parties or their respective Affiliates), understandings, negotiations and discussions of the parties, whether oral or written, and there are no warranties, representations or other covenants or agreements between or among the parties in connection with the subject matter hereof, except as specifically set forth herein. No amendment, supplement, modification, waiver or termination of this Agreement or provision hereof shall be binding unless executed in writing by the party to be bound thereby.

13.2 Waivers; Consents. Except as otherwise provided in this Agreement, any failure of any of the parties to comply with any obligation, representation, warranty, covenant, agreement or condition set forth in this Agreement may be waived by the party entitled to the benefits thereof only by a written instrument signed by the party granting such waiver. Any of the conditions to Closing set forth in this Agreement may be waived at any time prior to or at the Closing hereunder by the party entitled to the benefit thereof. The failure or delay of any party hereto to enforce at any time any of the provisions of this Agreement shall in no way be construed to be a waiver of any such provision, nor in any way to affect the validity of this Agreement or any part hereof or the right of such party thereafter to enforce each and every such provision. No waiver of any breach of or noncompliance with this Agreement shall be held to be a waiver of any other or subsequent breach or noncompliance. Whenever this Agreement requires or permits consent by or on behalf of any party hereto, such consent shall be given in writing in a manner consistent with the requirements for a waiver of compliance as set forth in this Section 13.2.

13.3 Benefit; Assignment. This Agreement shall be binding upon and inure to the benefit of the parties and their respective successors and permitted assigns. No party to this Agreement may, directly or indirectly, by merger, operation of law, or otherwise, assign either this Agreement or any of its rights, interests or obligations under this Agreement without the prior written consent of the other party; provided, however, that Buyer may, without the consent of the Seller Parties, assign all or any portion of its rights under this Agreement and the related documents delivered at Closing at any time to any Affiliate or, on or after the Closing, any other Person; provided, Buyer shall remain responsible for the performance of its obligations hereunder. Any purported assignment or delegation in violation of the preceding provisions of this Section 13.3 will be null and void.

13.4 Notices. All communications, notices, demands and requests required or permitted to be given under the provisions of this Agreement shall be (a) in writing, (b) sent by confirmed facsimile or email, delivered by personal delivery or sent by commercial delivery service or certified mail, return receipt requested, (c) deemed to have been given (i) on the date sent by facsimile or email if sent on a Business Day before 5:00 p.m. local time of the recipient, and if not then on the next Business Day immediately following such date, or (ii) on the date of personal delivery or the date set forth in the records of the delivery service or on the return receipt, and (d) addressed as follows, unless and until either of such parties notifies the other in accordance with this Section 13.4 of a change of address or change of facsimile number:

If to either of the Seller Parties:

Trident University International, LLC

c/o Summit Partners, L.P.

200 Middlefield Road, Suite 200

Menlo, California 94025

Attention: C.J. Fitzgerald

Telecopy: (650) 321-1188

Email: cjfitzgerald@summitpartners.com

With a copy (which shall not constitute notice) to:

Kirkland & Ellis LLP

300 North LaSalle

Chicago, IL 60654

Attention: Brian C. Van Klompenberg, P.C.

Telecopy: (312) 862 2200

Email: brian.vanklompenberg@kirkland.com

and

Kirkland & Ellis LLP

200 Clarendon Street

Boston, MA 02116

Attention: Matthew D. Cohn, P.C.

Telecopy: (617) 385 7501

Email: matthew.cohn@kirkland.com

(ii)	If to Buyer:

Athena NewCo, LLC

c/o Career Education Corporation

231 N. Martingale Road

Schaumburg, IL 60173

Attention: Jeffrey D. Ayers, General Counsel

Telephone No.: (847) 585-2020

Email: JAyers@careered.com

With a copy (which shall not constitute notice) to:

Duane Morris LLP

750 B Street, Suite 2900

San Diego, CA 92101

Attention: Anthony J. Guida

Telephone No.: (619) 744-2256

Facsimile No.: (619) 923-2489

Email: tguida@duanemorris.com

13.5 Counterparts. This Agreement may be executed in several counterparts, each of which shall be deemed an original, but such counterparts shall together (when executed and delivered) constitute but one and the same instrument. This Agreement may be executed and delivered in counterpart signature pages executed and delivered via facsimile transmission or by email transmission in Adobe portable document format (also known as “PDF”), and any such counterpart executed and delivered via facsimile transmission or by email transmission in Adobe portable document format (also known as “PDF”) shall be deemed an original for all intents and purposes.

13.6 Headings. The Table of Contents and Article, Section and other headings set forth in this Agreement and the Annexes, Schedules or Exhibits hereto are inserted or used for convenience of reference only and shall not control or affect the meaning or construction of the provisions of this Agreement.

13.7 Severability. If any provision of this Agreement or the application thereof to any Person or circumstance shall be invalid, illegal or unenforceable to any extent, the remainder of this Agreement and the application of such provision to other Persons or circumstances shall not be affected thereby and shall be enforced to the greatest extent permitted by applicable Law so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid or unenforceable, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the greatest extent possible.

13.8 No Third Party Beneficiaries. This Agreement shall be binding upon and inure solely to the benefit of the parties hereto and their successors and permitted assigns and nothing herein, express or implied, is intended to or shall confer upon any other Person (other than the Buyer Indemnified Persons and the Seller Indemnified Persons, and solely to the extent provided in Article 10, and as contemplated by Section 13.17), including any employee or former or retired employee of the Company or spouse or dependents of such Persons, any legal or equitable right, benefit or remedy of any nature whatsoever, including any rights of employment for any specified period, under or by reason of this Agreement.

13.9 Governing Law; Waiver of Jury Trial.

(a) This Agreement shall be governed, construed and enforced in accordance with the Laws of the State of Illinois applicable to contracts made and performed in that State without giving effect to any choice or conflict of law principle, provision or rule (whether of the State of California or any other jurisdiction), including all matters of construction, interpretation, validity and performance; provided, however, that (i) with respect to matters of insolvency, the Laws of the State of Delaware shall apply, and (ii) with respect to a determination as to Fraud, the Laws of the State of Delaware shall apply as contemplated by the definition of “Fraud” set forth herein.

(b) Each party acknowledges and agrees that any Actions (in contract, in tort or otherwise) arising out of or relating to this Agreement, any transactions contemplated hereby, any relationships between or among the parties hereunder and any disputes with respect to any of the foregoing is likely to involve complicated and difficult issues, and therefore it hereby irrevocably and unconditionally waives any right it may have to a trial by jury in respect of any such Action.

13.10 Consent to Jurisdiction and Service of Process. EACH PARTY HEREBY CONSENTS AND AGREES THAT THE STATE OR FEDERAL COURTS LOCATED IN COOK COUNTY, ILLINOIS SHALL HAVE EXCLUSIVE JURISDICTION TO HEAR AND DETERMINE ANY CLAIMS OR DISPUTES BETWEEN THE PARTIES PERTAINING TO THIS AGREEMENT OR TO ANY MATTER ARISING OUT OF OR RELATING TO THIS AGREEMENT, EACH PARTY EXPRESSLY SUBMITS AND CONSENTS IN ADVANCE TO SUCH JURISDICTION IN ANY ACTION OR SUIT COMMENCED IN ANY SUCH COURT, AND EACH PARTY HEREBY WAIVES ANY OBJECTION THAT SUCH PARTY MAY HAVE BASED UPON LACK OF PERSONAL JURISDICTION, IMPROPER VENUE OR FORUM NON CONVENIENS AND HEREBY CONSENTS TO THE GRANTING OF SUCH LEGAL OR EQUITABLE RELIEF AS IS DEEMED APPROPRIATE BY SUCH COURT. EACH PARTY HEREBY WAIVES PERSONAL SERVICE OF THE SUMMONS, COMPLAINT AND OTHER PROCESS ISSUED IN ANY SUCH ACTION OR SUIT AND AGREES THAT SERVICE OF SUCH SUMMONS, COMPLAINTS AND OTHER PROCESS MAY BE MADE BY REGISTERED OR CERTIFIED MAIL ADDRESSED TO SUCH PARTY AT THE ADDRESS SET FORTH IN SECTION 13.4 OF THIS AGREEMENT AND THAT SERVICE SO MADE SHALL BE DEEMED COMPLETED UPON THE EARLIER OF SUCH PARTY’S ACTUAL RECEIPT THEREOF OR THREE (3) DAYS AFTER DEPOSIT IN THE UNITED STATES MAIL, PROPER POSTAGE PREPAID.

13.11 No Strict Construction. The parties have participated jointly in the negotiation and drafting of this Agreement, and the language used in this Agreement shall be deemed to be the language chosen by the parties to express their mutual intent. In the event an ambiguity or question of intent or interpretation arises, this Agreement will be construed as if drafted jointly by the parties, and no presumption or burden of proof will arise favoring or disfavoring any Person by virtue of the authorship of any of the provisions of this Agreement.

13.12 Saturdays, Sundays and Legal Holidays. If the time period by which any acts or payments required hereunder must be performed or paid expires on a Saturday, Sunday or legal holiday, then such time period shall be automatically extended to the close of business on the next regularly scheduled Business Day.

13.13 Incorporation of Exhibits, Annexes and Schedules. The schedules, annexes and exhibits specifically referred to in and delivered pursuant to this Agreement are incorporated herein by reference and made a part hereof.

13.14 Governing Language. This Agreement has been negotiated and executed by the parties in English. In the event any translation of this Agreement is prepared for convenience or any other purpose, the provisions of the English version shall prevail.

13.15 Withholding. Each party shall be entitled to deduct and withhold from any amounts payable pursuant to this Agreement such amount as it is required to deduct and withhold with respect to the making of such payment under the Code or other applicable Law; provided that if any party determines that an amount is required to be deducted or withheld, such party shall (i) at least five (5) Business Days prior to the payment of such amount, provide the other party with written notice of its intent to deduct and withhold, (ii) cooperate in good faith with such other party to reduce or eliminate the deduction or withholding of such amount (including cooperation in seeking refunds of any amounts withheld), and (iii) shall provide such other party a reasonable opportunity to provide forms or other documentation that would exempt such amounts from withholding.

13.16 Buyer Parent Guarantee.

(a) Buyer Parent hereby unconditionally and irrevocably guarantees and promises to the Seller Parties, in order to induce the Seller Parties to enter into this Agreement, (i) the payment, if any, by Buyer of the Closing Date Purchase Price and any other amounts payable by Buyer pursuant to this Agreement when and to the extent the same shall become due and payable, and (ii) the performance, fulfillment and observance of each agreement, condition, covenant, obligation and undertaking of Buyer under this Agreement and all agreements ancillary thereto or executed in connection therewith, on the terms and subject to the conditions set forth therein (collectively, the “Guaranteed Obligations”). If Buyer fails to pay any amounts due under this Agreement when and to the extent the same shall become due and payable, or fails to perform, fulfill or observe any of the Guaranteed Obligations in the manner provided in this Agreement or any relevant ancillary agreement, Buyer Parent shall, upon written demand from either Seller Party, promptly pay or cause to be paid such amount or perform, fulfill or observe or cause to be performed, fulfilled or observed such Guaranteed Obligation, as the case may be. The Guaranteed Obligations under this guaranty shall constitute an absolute and unconditional present and continuing guarantee of payment and performance to the extent provided herein and not of collectability, and shall not be contingent upon any attempt by either Seller Party to enforce payment or performance by Buyer.

(b) The Guaranteed Obligations are absolute and unconditional, are not subject to any counterclaim, setoff, deduction, abatement or defense based upon any claim that Buyer Parent or Buyer may have against either Seller Party, and shall remain in full force and effect without regard to (i) any insolvency, bankruptcy, dissolution, liquidation, reorganization or the like of Buyer Parent or Buyer at any time; or (ii) absence of any notice to, or knowledge by, Buyer

Parent of the existence or occurrence of any of the matters or events set forth in the foregoing subdivision (i).

(c) Buyer Parent hereby represents and warrants to the Seller Parties that (i) it is a corporation duly formed, validly existing and in good standing under the laws of the state of Delaware, and it has all power and authority to execute, deliver and perform its obligations under this Section 13.16; (ii) the execution, delivery and performance of this Agreement by it has been duly and validly authorized and approved by all necessary corporate action, and no other proceedings or actions on the part of it are necessary therefor; (iii) this Agreement has been duly and validly executed and delivered by it is a valid, legal and binding obligation of it, enforceable against it in accordance with its terms, except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium and other laws affecting enforcement of creditors’ rights generally, and laws relating to the availability of specific performance, injunctive relief or other equitable remedies; (iv) no litigation, investigation or proceeding of or before any arbitrator or Governmental Authority is pending or, to its knowledge, threatened by or against it with respect to any of the transactions contemplated by this Agreement; and (v) it will have sufficient funds immediately available to pay and perform all of its obligations under this Section 13.16.

13.17 Non-Recourse. All claims or causes of action (whether in contract or in tort or otherwise) that may be based upon, arise out of or relate to this Agreement, or the negotiation, execution or performance of this Agreement (including any representation or warranty made in or in connection with this Agreement or as an inducement to enter into this Agreement), may be made only against the Persons that are expressly identified as parties (i.e., Buyer, the Seller Parties, or Buyer Parent). No Person who is not a named party to this Agreement, including any past, present, or future direct or indirect director, officer, employee, incorporator, member, manager, partner, equityholder, lender, investor, Affiliate, agent, attorney or other representative of any named party to this Agreement shall have any liability (whether in contract or in tort or otherwise, or based upon any theory that seeks to impose liability of an entity party against its owners or Affiliates) for any obligations or liabilities arising under, in connection with or related to this Agreement or for any claim based on, in respect of, or by reason of this Agreement or its negotiation or execution.

13.18 No Partnership Created. Nothing in this Agreement is intended to give Buyer, directly or indirectly, the right to control or direct the Company’s operations prior to the Closing and, without limiting its obligations under this Agreement, the Company will exercise complete control over its and the Company’s operations. Furthermore, in no event will this Agreement be deemed to create a partnership between the Company or any of its Affiliates, on the one hand, and Buyer and its Affiliates, on the other hand, and in no event will any fiduciary or similar duty be deemed owed by the Company or any of its Affiliates to Buyer or any of its Affiliates.

13.19 Bulk Sales. Except as provided in Section 9.2(j), Buyer hereby waives compliance by the Seller Parties with the provisions of any so called bulk transfer laws of any jurisdiction, including without limitation Sections 6101 through 6111 of the California Commercial Code which the parties agree does not apply to the purchase and sale of the Assets, in connection with the sale of the Assets and the consummation of the transactions contemplated hereby.

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IN WITNESS WHEREOF, the parties have executed this Asset Purchase Agreement as of the day and year first above written.

BUYER:

ATHENA NEWCO, LLC

By:	/s/ Greg Jansen

Name:	Greg Jansen

Title:	Secretary

BUYER PARENT:

CAREER EDUCATION CORPORATION, for purposes of the guarantee in Section 13.16

By:	/s/ Ashish R. Ghia

Name:	Ashish Ghia

Title:	CFO

SELLER PARTIES:

TUI LEARNING, LLC

By:	/s/ Travis Allen

Name:	Travis Allen

Title:	Authorized Representative

TRIDENT UNIVERSITY INTERNATIONAL, LLC

By:	/s/ Travis Allen

Name:	Travis Allen

Title:	Authorized Representative

S-1

ANNEX A

Defined Terms

Capitalized terms used in the Agreement to which this Annex A is attached shall have the following respective meanings, and all references to Sections, Exhibits, Schedules or Annexes in the following definitions shall refer to Sections, Exhibits, Schedules or Annexes of or to the Agreement:

“2019 EBITDA” means: (i) if the Closing occurs on or before January 10, 2020, the Business’s EBITDA for the twelve (12) months ending September 30, 2019; (ii) if the Closing occurs after January 10, 2020, but on or before April 10, 2020, the Business’s EBITDA for the twelve (12) months ending December 31, 2019; or (iii) if the Closing occurs after April 10, 2020, the Business’s EBITDA for the twelve (12) months ending March 31, 2020.

“2019 Excess EBITDA Adjustment Amount” shall mean the following:

(a) If either (a) the 2019 Revenue is less than $45,000,000, or (b) the 2019 EBITDA is less than $8,000,000, then the 2019 Excess EBITDA Adjustment Amount shall be $0;

(b) If both (a) the 2019 Revenue is greater than or equal to $45,000,000, and (b) the 2019 EBITDA is greater than or equal to $8,000,000 but less than $8,500,000, then the 2019 Excess EBITDA Adjustment Amount shall be $1,000,000;

(c) If both (a) the 2019 Revenue is greater than or equal to $45,000,000 but less than $46,000,000, and (b) the 2019 EBITDA is greater than or equal to $8,500,000, then the 2019 Excess EBITDA Adjustment Amount shall be $1,000,000;

(d) If both (a) the 2019 Revenue is greater than or equal to $46,000,000 but less than $47,000,000, and (b) the 2019 EBITDA is greater than or equal to $8,500,000, then the 2019 Excess EBITDA Adjustment Amount shall be $4,000,000;

(e) If both (a) the 2019 Revenue is greater than or equal to $47,000,000 but less than $48,000,000, and (b) the 2019 EBITDA is greater than or equal to $8,500,000, then the 2019 Excess EBITDA Adjustment Amount shall be $5,000,000;

(f) If both (a) the 2019 Revenue is greater than or equal to $48,000,000, and (b) the 2019 EBITDA is greater than or equal to $8,500,000 but less than $10,000,000, then the 2019 Excess EBITDA Adjustment Amount shall be $5,000,000; and

(g) If both (a) the 2019 Revenue is greater than or equal to $48,000,000, and (b) the 2019 EBITDA is greater than or equal to $10,000,000, then the 2019 Excess EBITDA Adjustment Amount shall be $7,000,000.

For illustrative purposes only, a sample calculation of the 2019 Excess EBITDA Adjustment Amount is attached hereto as Exhibit J. In no event shall the 2019 Excess EBITDA Adjustment Amount exceed $7,000,000.

“2019 Revenue” means: (i) if the Closing occurs on or before January 10, 2020, the Business’s revenue for the twelve months ending September 30, 2019; (ii) if the Closing occurs after January 10, 2020, but on or before April 10, 2020, the Business’s revenue for the twelve months ending December 31, 2019; or (iii) if the Closing occurs after April 10, 2020, the Business’s revenue for the twelve months ending March 31, 2020, in each case determined in accordance with GAAP, consistently applied in accordance with historical practices, excluding any revenue from the teachout of students from Jones International University and any other teachouts.

“Accounts Receivable” shall mean all accounts receivable, billed and unbilled, with respect to the Business, including all rights to receive payments under any notes, bonds and other evidences of indebtedness and all other rights to receive payments for sales or services of the Business prior to the Closing.

“Accrediting Body” shall mean any non-Governmental Authority or non-governmental organization, including any institutional and specialized accrediting agency, that engages in the granting or withholding of accreditation of postsecondary institutions or educational programs in accordance with standards and requirements relating to the performance, operations, financial condition and/or academic standards of such institutions and programs, including WSCUC and HLC.

“Action” shall mean any claim, demand, charge, complaint, notice, action, suit, litigation, arbitration, inquiry, proceeding or investigation of any matter by or before any Governmental Authority or Educational Agency.

“Actual Net Working Capital” shall have the meaning set forth in Section 2.6(d).

“Adjustments Schedule” shall have the meaning set forth in Section 2.6(b).

“Affiliate” shall mean, with respect to any Entity or Person, any other Entity or Person directly or indirectly controlling, controlled by, or under common Control with such Entity or Person.

“Agreement” shall mean this Asset Purchase Agreement, together with the Schedules, the Exhibits and Annexes attached hereto, as the same shall be amended and/or supplemented from time to time in accordance with the terms hereof.

“AIU” shall have the meaning set forth in the recitals hereof.

“AIU OPEID” shall have the meaning set forth in the recitals hereof.

“Allocation Schedule” shall have the meaning set forth in Section 2.7.

“Annual Financial Statements” shall have the meaning set forth in Section 3.9.

“Assets” shall have the meaning set forth in Section 2.1.

“Assumed Contracts” shall mean all Contracts listed on Exhibit K.

“Assumed Liabilities” shall have the meaning set forth in Section 2.3(a).

“Benefit Plans” shall have the meaning set forth in Section 3.19(a).

“Business” shall mean the operation of the University, including all of its locations, sites and educational programs.

“Business Day” shall mean any day excluding Saturdays, Sundays and any day that banking institutions located in Chicago, Illinois are authorized or required by Law to close.

“Buyer” shall have the meaning set forth in the introductory paragraph hereof.

“Buyer Group” shall have the meaning set forth in Section 6.4(a).

“Buyer Indemnified Persons” shall have the meaning set forth in Section 10.2(a).

“Buyer Parent” shall have the meaning set forth in the introductory paragraph hereof.

“Buyer’s Ancillary Documents” shall have the meaning set forth in Section 4.2.

“Cash Equivalents” shall mean all cash and cash equivalents as determined in accordance with GAAP, consistently applied in accordance with historical practices.

“Claimant” shall have the meaning set forth in Section 10.4(a).

“Closing” shall have the meaning set forth in Section 9.1.

“Closing Balance Sheet” shall have the meaning set forth in Section 2.6(b).

“Closing Cash Payment” shall have the meaning set forth in Section 2.5(d).

“Closing Date” shall mean the date on which the Closing occurs.

“Closing Date Purchase Price” shall have the meaning set forth in Section 2.4.

“Closing Severance Payments” shall have the meaning set forth in Section 6.1(f).

“COBRA” shall have the meaning set forth in Section 3.19(e).

“COBRA Obligations” shall have the meaning set forth in Section 6.1(d).

“Code” shall mean the Internal Revenue Code of 1986, as amended from time to time.

“Company” shall have the meaning set forth in the introductory paragraph hereof.

“Company Intellectual Property” shall mean, collectively, the Owned Intellectual Property and the Licensed Intellectual Property.

“Company IP Agreements” shall mean all Contracts concerning Intellectual Property used or held for use in connection with the Business or IT Assets to which the Company is a party or any of its properties or assets may be bound.

“Company IT Assets” shall mean any and all IT Assets used or held for use in connection with the Business, including the Company Software.

“Company Software” shall mean all Owned Software and Licensed Software.

“Compliance Date” means January 1, 2017.

“Compliance Review” has the meaning set forth in Section 3.13(d)(xvii).

“Conditions Satisfaction Date” has the meaning set forth in Section 9.1.

“Consents” shall mean the consents, permits or approvals of, and filings or notices to, Governmental Authorities and other Persons necessary to transfer any of the Assets to Buyer or otherwise to consummate the transactions contemplated by this Agreement, excluding the Educational Consents.

“Contracts” shall mean all contracts, leases, arrangements, indentures, notes, bonds, mortgages, guarantees, loans, instruments, commitments or other agreements (including leases for personal or real property and employment agreements), written or oral (including any amendments, supplements, restatements, extensions and other modifications thereto), of the Company or to which the Company is a party or that is binding upon the Company, the Business or the Assets or that relate to or affect any of the Assets or the Business and that are in effect as of the date of this Agreement or are entered into between the date of this Agreement and the Closing Date.

“Control” (including, with correlative meanings, the terms “controlled by,” “controlling” and “under common control with”), as used with respect to any Entity or Person, shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through ownership of voting securities, by contract or otherwise.

“Curricula” shall mean the curricula used in the educational programs of the Business in the form of computer programs, applications and files, slide shows, texts, films, videos or any other form or media, including the following items: (i) course objectives; (ii) lesson plans; (iii) exams; (iv) class materials (including interactive or computer-aided materials); (v) faculty notes; (vi) course handouts; (vii) diagrams; (viii) syllabi; (ix) sample externship and placement materials; (x) clinical checklists; (xi) course and faculty evaluation materials; (xii) policy and procedure manuals; and (xiii) other related materials and information. The Curricula shall also include all Intellectual Property relating to the above-listed items and all periodic updates or revisions to the Curricula as developed or used by the Company during its period of operation of the Business from the beginning of time through the Closing Date.

“Cypress Lease” shall mean that certain Lease dated May 19, 2011 by and between G&I IX Cypress Campus LP (successor in interest to RREEF America REIT II Corp. CC) and the Company, as amended by the First Amendment to Lease dated June 21, 2016 and the Tenant Estoppel Certificate, dated as of October 18, 2016, executed by the Company for the benefit of G&I IX Cypress Campus LP.

“Data Laws” shall mean Laws, guidelines, and rules in any jurisdiction (foreign, federal, state, provincial, or local) applicable to data privacy, data security, personal information, identity theft protection and/or breach notification of all states where data subjects reside, including the Family Educational Rights and Privacy Act (20 U.S.C. § 1232g; 34 CFR Part 99); the Gramm–Leach–Bliley Act (15 U.S.C. §§ 6801–6809), Safeguards Rule (16 CFR 314), and Red Flags Rule (16 CFR 681).

“DOD” shall mean the U.S. Department of Defense and the tuition assistance programs available to active military.

“Deferred Consent” shall have the meaning set forth in Section 2.8.

“EBITDA” means, with respect to the Business, an amount determined for any fiscal period in accordance with GAAP, consistently applied in accordance with historical practices, equal to: (i) the net revenue of the Business, less (ii) instructional costs and services costs and expenses, less (iii) selling, promotional and advertising costs and expenses, less (iv) general and administrative costs and expenses; provided, that for purposes of calculating EBITDA, the following items shall be excluded: (a) purchase accounting adjustments required by GAAP; (b) consideration or expenses paid in connection with the transactions contemplated by this Agreement; (c) items of income or loss attributable to the write-up or write-down of assets required in accordance with GAAP; (d) extraordinary, non-recurring items of income or expense; (e) the effect of any change in accounting principles required in accordance with GAAP; (f) revenue and costs from the teachout of students from Jones International University and any other teachouts; and (g) severance expense related to the termination of any Terminated Employees. Exhibit L hereto sets forth a representative determination of EBITDA, for illustrative purposes only, as if determined with respect to the fiscal year ending June 30, 2018.

“Educational Agency” shall mean any Person, State Educational Agency or Accrediting Body, whether governmental, government-chartered, private, or quasi-private, that

(A) engages in granting or withholding Educational Approvals for, or (B) administers any form of Student Financial Assistance for students of, or (C) otherwise has jurisdiction or has had such jurisdiction since the Compliance Date to regulate the Business in accordance with standards relating to the performance, operation, financial condition and/or academic standards of, schools, educational programs and educational service providers, including, but not limited to, the USDE, HLC, WSCUC, the Illinois Board of Higher Education, the Arizona State Board for Private Postsecondary Education, the California Bureau for Private Postsecondary Education, California State Approving Agency for Veterans Education, Arizona Department of Veterans’ Services, State Approving Agency, Illinois Department of Veterans Affairs, State Approving Agency, Arizona Council for State Authorization Reciprocity Agreement, IBHE State Authorization Reciprocity Agreement and the DOD.

“Educational Approval” means any license, permit, consent, franchise, approval, authorization, certification, or accreditation issued by any Educational Agency in connection with the operations of postsecondary institutions or participation of such institutions in any Student Financial Assistance Programs, including the Title IV Programs.

“Educational Bonds” means any bonds or other credit support instruments maintained by or on behalf of the Company or the University to satisfy any bonding or credit support requirement under any Educational Requirements or of any Educational Agency.

“Educational Consent” shall mean any consent, license, authorization, notification, certification or other approval, including any interim or temporary approval, that must be issued by or made to any Educational Agency in connection with the transactions contemplated by this Agreement, whether pre-Closing or post-Closing, pursuant to applicable Educational Requirement or as required by any Educational Agency in order to maintain or continue any Educational Approval held by the University, including any and all Educational Consents necessary pre-Closing or post-Closing to permit AIU and the University to merge operations under AIU ownership and control.

“Educational Requirements” means all applicable laws, regulations, rules, determinations, orders, and standards relating to or administered by any Educational Agency or relating to any Student Financial Assistance Program, including all statutory and regulatory provisions related to the Title IV Programs.

“Employees” shall have the meaning set forth in Section 3.18(a).

“Entity” shall mean any Person other than an individual.

“Environmental Laws” shall mean any and all federal, state and local Laws, rules and regulations, including statutes, regulations, ordinances, codes, orders and rules, as amended, any judicial or administrative interpretation thereof, including any consent decree or judgment, relating to pollution or the protection of the environment, health, safety, natural resources, or natural resource damages, including those relating to the Release, use, handling, transportation, treatment or storage of Hazardous Materials. Environmental Laws includes the Federal Solid Waste Disposal Act, the Federal Clean Air Act, the Federal Clean Water Act, the Federal Resource Conservation and Recovery Act of 1976, the Federal Comprehensive Environmental Response,

Compensation and Liability Act of 1980, the Occupational Safety and Health Act of 1970, the Federal Insecticide, Fungicide & Rodenticide Act, the Toxic Substances Control Act, the Federal Oil Pollution Act of 1990, the Federal Safe Drinking Water Act, the Federal Noise Control Act of 1972, the Federal Pollution Prevention Act of and 1990, and the Federal Emergency Planning & Community Right-To-Know Act, each as amended, and regulations of the Environmental Protection Agency, regulations of the Nuclear Regulatory Agency, regulations of the Occupational Safety and Health Administration and regulations of any state department of natural resources or state environmental protection agency. Environmental Laws also includes any permit, approval, license or other authorization required under any applicable Environmental Law.

“Environmental Permits” means all permits, approvals, licenses, and other authorizations required by or issued pursuant to any Environmental Law.

“ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended.

“Escrow Agent” means PNC Bank, N.A.

“Escrow Agreement” means the Escrow Agreement to be entered into by Buyer, the Company, and the Escrow Agent at the Closing, substantially in the form of Exhibit M.

“Escrow Amount” means $4,000,000.

“Escrow Fund” has the meaning set forth in Section 2.5(b).

“Estimated Closing Balance Sheet” shall have the meaning set forth in Section 2.6(a).

“Estimated Net Working Capital” shall have the meaning set forth in Section 2.6(a).

“Excluded Assets” shall have the meaning set forth in Section 2.2.

“Excluded Contracts” shall have the meaning set forth in Section 2.2.

“Exhibits” shall mean those exhibits referenced in this Agreement, which exhibits are hereby incorporated and made a part hereof.

“FERPA” shall have the meaning set forth in Section 3.13(d)(xiv).

“Final Purchase Price” shall have the meaning set forth in Section 2.6(d).

“Financial Statements” shall have the meaning set forth in Section 3.9.

“Fraud” means a claim for Delaware common law fraud with a specific intent to deceive brought against a party.

“Fundamental Representations” shall have the meaning set forth in Section 10.1(c).

“GAAP” shall mean generally accepted accounting principles as in effect in the United States from time to time.

“GAGAS” shall mean United States generally accepted government auditing standards.

“Governmental Authority” means (i) any federal, state, regional, county, city, municipal or local government, whether foreign or domestic, (ii) governmental or quasi-governmental authority of any nature, including any regulatory or administrative agency, commission, department, board, bureau, court, tribunal, arbitrator, arbitral body, agency, branch, official entity or other administrative or regulatory body obtaining authority from any of the foregoing, including courts, public utilities, sewer authorities and any supra-national organization, state, county, city or other political subdivision, or (iii) any other Person, exercising or entitled to exercise, any administrative, executive, judicial, legislative, police, regulatory or taxing authority or power of any nature, but excluding any Educational Agency.

“Governmental Approvals” shall have the meaning set forth in Section 5.5(b).

“Governmental Order” shall mean any order, writ, judgment, citation, injunction, decree, ruling, charge, stipulation, determination or award entered by any Governmental Authority or Educational Agency.

“Guaranteed Obligations” shall have the meaning set forth in Section 13.16(a).

“Hazardous Material” shall mean (i) any material, substance or waste defined or regulated as hazardous or toxic or as a pollutant or contaminant, as those terms are defined in the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended, 42 U.S.C. Sections 9601 et seq., or any other applicable Environmental Laws, including toxic materials or harmful physical agents, as defined in the Occupational Safety and Health Act of 1970, as amended, 29 U.S.C. Section 651 et seq., and (ii) petroleum and petroleum products, byproducts or breakdown products, radioactive materials, asbestos, polychlorinated biphenyls and toxic mold.

“HEA” shall mean the Higher Education Act of 1965, 20 U.S.C. § 1001 et seq., as amended, or any successor statute thereto.

“HLC” means the Higher Learning Commission.

“Holdings” shall have the meaning set forth in the introductory paragraph hereof.

“Indebtedness” shall mean (i) all indebtedness for borrowed money of the Company, (ii) any other indebtedness of the Company evidenced by bonds, debentures, notes or other similar instruments or debt securities, (iii) all Educational Bonds, (iv) all indebtedness of the Company secured by a purchase money mortgage or other Lien to secure all or part of the purchase price of the property subject to such Lien, (v) all obligations under leases which have been or should be, in accordance with GAAP, recorded as capital leases in respect of which the Company is liable as lessee, (vi) all interest, fees, prepayment premiums and other expenses owed with respect to the indebtedness referred to above, including any costs associated with prepaying indebtedness or breaking any swap or other agreements associated with the indebtedness, (vii) all deferred payment obligations for the deferred purchase price of property or services (other than trade payables or similar liabilities in the ordinary course of business) of the Company, (viii) amounts owed to Seller Related Parties, and (ix) all indebtedness referred to above which is directly or indirectly guaranteed by the Company or which the Company has agreed (contingently or otherwise) to purchase or otherwise acquire.

“Indemnifying Party” shall have the meaning set forth in Section 10.4(a).

“Independent Accounting Firm” shall have the meaning set forth in Section 2.6(b).

“Independent Contractors” shall have the meaning set forth in Section 3.18(a).

“Intellectual Property” shall mean all (i) inventions and discoveries (whether or not patentable or reduced to practice), patents, patent applications, invention disclosures and statutory invention registrations, (ii) Trademarks, (iii) published and unpublished works of authorship, whether copyrightable or not, copyrights therein and thereto, registrations, applications, renewals and extensions therefor and thereof, and any and all rights associated therewith, (iv) confidential and proprietary information, including trade secrets, know-how and invention rights, (v) websites and social media accounts, and (vi) any and all other proprietary rights.

“Interim Financial Statements” shall have the meaning set forth in Section 3.9.

“IRS” shall mean the United States Internal Revenue Service.

“IT Assets” shall mean Software, systems, servers, computers, hardware, firmware, middleware, networks, data communications lines, routers, hubs, switches and all other information technology equipment, and all associated documentation.

“Knowledge of Seller Parties” shall mean the actual knowledge of any of David Barrett, Travis Allen, Vahid Shariat, Dr. Afshin Afrookhteh and Dr. Mihaela Tanasescu, and any knowledge that any such individual could reasonably be expected to obtain after due diligence inquiry of the individuals who report directly to him or her.

“Law” shall mean any constitution, treaty, statute, law, ordinance, regulation, judgment, decree, injunction, ruling, Governmental Order, rule, requirement, stipulation or determination issued, promulgated or entered by or with any Governmental Authority or Educational Agency (including common law and Educational Requirements).

“Leased Real Property” shall have the meaning set forth in Section 3.8.

“Leases” shall have the meaning set forth in Section 3.8.

“Lender Consent” shall have the meaning set forth in Section 2.5(a).

“Letters of Credit and Surety Bonds” shall have the meaning set forth in Section 5.8.

“Liability” shall mean any liability or obligation (whether known or unknown, whether asserted or unasserted, whether absolute, contingent, fixed or otherwise, whether accrued or unaccrued, whether liquidated or unliquidated, and whether due or to become due), regardless of when asserted, including any liability arising under any Law, Action or Governmental Order and any liability for Taxes.

“Licensed Intellectual Property” shall mean all Intellectual Property that the Company is licensed or otherwise permitted by third parties to use pursuant to the Company IP Agreements.

“Licensed Software” shall mean any Software owned by another Person and licensed to the Company or otherwise used or held for use in the Business, except for commercially available off-the-shelf, click-wrap licensed software available to all businesses without a negotiated, written license agreement.

“Lien” shall mean any mortgage, deed of trust, pledge, security interest, encumbrance, adverse claim of ownership or use, lease, option, easement, reversion, violation, servitude, hypothecation, restriction on transfer (such as a right of first refusal or other similar right), defect of title, lien or charge of any kind, or restriction of any kind, including any restriction on the use, or other exercise of any attribution of ownership, whether voluntarily incurred or arising by operation of Law or otherwise, affecting any assets or property.

“Losses” shall means all losses, damages, diminution in value, amounts paid in settlement, costs, expenses, fines, deficiencies, Liabilities, obligations, Taxes and Actions (whether, in any case, absolute, accrued, conditional or otherwise and whether or not resulting from Third Party Claims), including interest and penalties with respect thereto and reasonable out of pocket expenses and attorneys’ and accountants’ fees and expenses incurred in the investigation or defense of any of the same or in asserting, preserving or enforcing any rights herein.

“Made Available” means included in the electronic data room for Project Athena hosted by Firmex Inc. no later than one Business Day prior to the date of this Agreement.

“Material Adverse Effect” shall mean any result, occurrence, fact, effect, change or event that has, or could reasonably be expected to have, individually or in the aggregate with all other results, occurrences, facts, effects, changes and events, a material adverse effect on (i) the condition (financial or otherwise), business, assets, liabilities, operations, results of operations or prospects of the Company or the Business, or (ii) the ability of the Seller Parties to perform their obligations under this Agreement, including the consummation of the transactions contemplated hereby, provided, however, that any change, occurrence or effect that (A) generally adversely affects the postsecondary education industry, (B) results from or relates to any enactment of, change in, or change in interpretation of, any Law or Educational Requirement, GAAP or GAGAS, (C) results from or relates to general economic conditions or conditions in the general financial, credit or securities markets, (D) results from any acts of God, natural disasters, epidemic, terrorism, armed hostilities, sabotage, war or any escalation or worsening of acts of terrorism, armed hostilities, or war, (E) directly results from the taking of any action required by this Agreement or the other agreements contemplated hereby or thereby (including the taking of any such action with the consent of the Buyer), and (F) the announcement or execution of this Agreement or the transactions contemplated by this Agreement, the pendency thereof or the identity, nature or ownership of Buyer, and (G) any failure, in and of itself, of the Company to meet or achieve any projections, forecasts, estimates, plans, predictions, performance metrics or operating statistics or the inputs into such items (whether or not shared with Buyer or its Affiliates or representatives); provided that this clause (G) shall not prevent a determination that any facts or circumstances underlying such failure to meet projections or forecasts has resulted in a Material Adverse Effect (to the extent such facts or circumstances are not otherwise excluded from this definition of Material Adverse Effect) , shall be excluded for purposes of determining whether there has been a Material Adverse Effect unless, in the case of each of the foregoing clauses (A), (B), (C) and (D), such change, occurrence or effect has a disproportionately adverse effect on the University relative to other similarly situated postsecondary institutions, in which case such change, occurrence or effect shall be taken into account in determining whether there has been a Material Adverse Effect to the extent of such disproportionately adverse effect. For avoidance of doubt, Material Adverse Effect shall include any actions by an Educational Agency, including a State Educational Agency or Accrediting Body, taken prior to Closing with respect to the University that materially limit or condition the Buyer’s ability to operate the University post-Closing in materially the same manner as it is operated prior to Closing.

“Material Contracts” shall have the meaning set forth in Section 3.6(a).

“Most Recent Balance Sheet” shall have the meaning set forth in Section 3.9.

“Most Recent Balance Sheet Date” shall have the meaning set forth in Section 3.9.

“Net Working Capital” means the result (whether positive or negative) of (i) the sum of the Company’s current asset accounts identified as included on Exhibit N, but excluding Excluded Assets, determined on a consolidated basis in accordance with GAAP applied on a basis consistent with the methodologies, practices, estimation techniques, assumptions and principles used in the preparation of the Annual Financial Statements (provided the same is compliant with GAAP) minus (ii) the sum of the Company’s current liability accounts identified as included on Exhibit N, including student refunds owed by Law as of the Closing, determined on a consolidated basis in accordance with GAAP applied on a basis consistent with the methodologies, practices, estimation techniques, assumptions and principles used in the preparation of the Annual Financial Statements (provided the same is compliant with GAAP). Exhibit N hereto also sets forth a representative determination of Net Working Capital, for illustrative purposes only, as if the Closing Date were on July 1, 2018.

“Net Working Capital Adjustments” shall have the meaning set forth in Section 2.6(b).

“Notice of Claim” shall have the meaning set forth in Section 10.4(a).

“Objection Notice” shall have the meaning set forth in Section 2.6(b).

“Owned Intellectual Property” shall mean all Intellectual Property owned by the Company and used or held for use in the Business.

“Owned Software” shall mean all Software owned by the Company and used or held for use in the Business.

“Permit” shall mean any franchise, grant, authorization, agreement, license, permit, accreditation, registration, easement, variance, exception, consent, clearance, certificate, approval, program participation agreement, order or similar rights issued, granted or obtained for the Business by or from any Governmental Authority.

“Permitted Liens” shall mean: (i) Liens for Taxes not yet due and payable or that are being contested in good faith and by appropriate proceedings if adequate reserves with respect thereto are maintained on the books of the Company in accordance with GAAP; (ii) materialmen’s, mechanics’, workmen’s, repairmen’s or other like non-consensual Liens arising in the course of construction or in the ordinary course of operations or maintenance and securing amounts not yet due and payable or which are being contested in good faith and by appropriate proceedings, if adequate reserves with respect thereto are maintained on the books of the Company in accordance with GAAP, (iii) non-exclusive licenses of Company Intellectual Property granted in the ordinary course of business consistent with past practice.

“Person” shall mean any natural person, general or limited partnership, corporation, firm, limited liability company or partnership, Governmental Authority, Educational Agency, association or other legal entity.

“Post-Closing Educational Consents” shall have the meaning set forth in Section 5.5(b).

“PPA” shall mean a Title IV program participation agreement, including a PPPA, issued by the USDE.

“PPPA” shall mean a Title IV provisional program participation agreement issued by the USDE.

“Pre-Closing Educational Consents” shall have the meaning set forth in Section 5.5(b).

“Pre-Closing Tax Period” means any taxable period ending on or before the Closing Date and, with respect to any taxable period beginning before and ending after the Closing Date, the portion of such taxable period ending on and including the Closing Date.

“Private Educational Loans” shall mean any student loan provided by a lender that is not made, insured or guaranteed under Title IV and is issued expressly for postsecondary educational expenses, including any loan made by a private third-party lender whether on a recourse or non-recourse basis.

“Privileged Communications” means communications between Kirkland & Ellis LLP and the Seller Parties or their Affiliates that relate in any way to the transactions contemplated by this Agreement existing at or prior to the Closing.

“Qualified Plan” shall have the meaning set forth in Section 3.19(b).

“R&W Policy” shall have the meaning set forth in Section 5.9.

“Records” shall mean the Curricula and all books of account, files, databases, documents and other records (and copies thereof) in the Seller Parties’ possession or control relating to the Business, including original executed copies, if available, or true, complete and correct copies of all Assumed Contracts, employment records (to the extent permitted by applicable Law), student records, mailing lists, manuals, ledgers, financial statements, advertising records, creative materials, advertising and promotional materials, advertising studies, marketing and demographic data, lists of advertisers, personnel records, credit and collection records, accounting records, documents filed with any Governmental Authority or Educational Agency and litigation files.

“Registered” shall mean, with respect to Intellectual Property, issued by, registered with, renewed by or the subject of a pending application before any Governmental Authority or Internet domain name registrar.

“Release” shall mean disposing, discharging, injecting, spilling, leaking, leaching, dumping, emitting, escaping, emptying, seeping, placing and the like into or upon any land or water or air or otherwise entering into the environment.

“Remedial Action” shall mean all action to (i) clean up, remove, treat or handle in any other way Hazardous Materials in the environment; (ii) restore or reclaim the environment or natural resources; (iii) prevent the Release of Hazardous Materials so that they do not migrate, endanger or threaten to endanger public health or the environment; (iv) abate, encapsulate or remove any Hazardous Materials containing any building material, facility, equipment or transformer; or (v) perform remedial investigations, feasibility studies, corrective actions, closures and postremedial or postclosure studies, investigations, operations, maintenance and monitoring.

“Required Consents” shall have the meaning set forth in Section 7.2.

“Restricted Area” shall mean the United States of America.

“Retained Liabilities” shall have the meaning set forth in Section 2.3(b).

“Schedules” shall mean the schedules to this Agreement, which schedules are hereby incorporated herein and made a part hereof.

“Second Lien Lender” shall have the meaning set forth in Section 2.5(a).

“Seller Indemnified Persons” shall have the meaning set forth in Section 10.3(a).

“Seller Parties” shall have the meaning set forth in the introductory paragraph hereof.

“Seller Parties’ Ancillary Documents” shall have the meaning set forth in Section 3.2.

“Seller Related Party” shall mean the Affiliates of the Seller Parties (excluding the Seller Parties).

“Services Provider” shall mean Summit Partners, L.P.

“Services Provider Consent” shall have the meaning set forth in Section 9.2.

“Software” shall mean all (i) computer programs, applications, systems and code, including software implementations of algorithms, models and methodologies, and source code and object code and (ii) documentation, other works of authorship and media, including user manuals and training materials, relating to or embodying any of the foregoing or on which any of the foregoing is recorded.

“State Educational Agency” shall mean any state educational licensing authority, agency, department, board or commission that provides a license, certification, exemption or other authorization necessary for a postsecondary institution (whether its main campus, branch campus, additional location, satellite or other facility, or educational programs thereof) to provide postsecondary education in that state, including any approval required under applicable state law to offer an educational program online, or that is needed to participate in any Student Financial Assistance Program in that state, including the California Bureau for Private Postsecondary Education.

“Student Financial Assistance Program” shall mean any government-sponsored student financial assistance program pursuant to which student financial assistance, grants or loans are provided to the University’s students, including Title IV Programs and student financial assistance programs sponsored by the VA and DOD.

“Subsidiary” shall mean any Entity of which fifty percent (50%) or more of the outstanding stock or equity interests having ordinary voting power for the election of directors or other governing body are at the time beneficially owned, or the management of which is otherwise controlled, directly, or indirectly through one or more intermediaries, or both, by Seller Parties.

“Substantial Control” means the ability or power to direct or cause the direction of the management or policies of an institution of higher education, by contract, ownership interest or otherwise, or has the meaning ascribed to it in 34 C.F.R. §668.174(c)(3).

“Survival Period” shall have the meaning set forth in Section 10.1.

“Systems” shall have the meaning set forth in Section 3.27.

“Tangible Personal Property” shall mean all machinery, equipment, tools, fixtures, leasehold improvements, vehicles, trailers, trucks, furniture, office equipment, computers, servers, computer hardware and peripherals, plant, inventory, spare parts and supplies and other tangible personal property of every kind and description that are owned, leased, used or held for use by the Company in connection with the Business.

“Target Net Working Capital” shall mean (i) Two Hundred Thirty One Thousand Dollars ($231,000) if the Closing occurs on or prior to December 31, 2019; (ii) Eight Hundred Thirty Four Thousand Dollars ($834,000) if the Closing occurs between January 1, 2020 and March 31, 2020; and (iii) Negative Eight Hundred and Eighty Eight Thousand Dollars (-$888,000) if the Closing occurs after April 1, 2020.

“Tax” shall mean (i) any federal, state, local or foreign income, gross receipts, license, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental, customs duties, capital stock, franchise, profits, withholding, social security (or similar), intangible, escheat, unclaimed or abandoned property, national insurance, unemployment, disability, real property, personal property, sales, use, transfer, registration, value-added, alternative or add on minimum, estimated or other tax levy, duty, impost or similar charge imposed or collected by any Governmental Authority, including any interest, penalty or addition thereto, whether disputed or not, and (ii) any Liability for the payment of any amounts of the type described in clause (i) of this definition as a result of being a member of an affiliated, consolidated, combined or unitary group for any period, as a result of any tax sharing or tax allocation agreement, arrangement, or understanding, or as a result of being liable for another Person’s taxes as a transferee or successor, by Contract, or otherwise.

“Tax Benefits” means any actual reduction in any Taxes payable and directly and proximately attributable to any deduction, expense, loss, credit or refund as a result of Losses, if any, actually realized during the year or succeeding year in which such Losses occurred, which amount is equal to the positive amount, if any, of (a) Buyer’s liability for Taxes in the year in which the Losses were incurred, not taking into account such Losses or any indemnification payment made under this Agreement of such Losses, minus (b) Buyer’s liability for Taxes in such year taking into account the Losses and taking into account any taxable income realized by Buyer as a result of any indemnification payment made under this Agreement on account of such Losses, with the Losses treated as the last item of expense or deduction realized for such year.

“Tax Return” shall mean any return, report, statement, form or other document (including elections, declarations, amendments, schedules, information returns or attachments thereto) required to be filed or delivered with respect to Taxes.

“Tax Referee” shall have the meaning set forth in Section 2.7.

“Terminated Employees” shall mean those employees of the Company who are terminated in accordance with Section 6.1(a) but to whom Buyer does not offer employment as of the Closing Date, other than David Barrett.

“Termination Date” shall mean July 1, 2020.

“Third Party Claim” shall have the meaning set forth in Section 10.4(a).

“Title IV” shall mean Title IV of the HEA, as amended, or any successor statute(s) thereto.

“Title IV Program” shall mean any program of student financial assistance administered pursuant to Title IV.

“Trademarks” shall mean trademarks, service marks, domain names, uniform resource locators, trade dress, slogans, logos, symbols, trade names, brand names and other identifiers of source or goodwill, including registrations and applications for registration thereof and including the goodwill symbolized thereby or associated therewith.

“Trailing EBITDA” means the Business’s EBITDA for the trailing twelve (12) month period immediately preceding the month in which Closing occurs.

“Trailing EBITDA Adjustment” shall have the meaning set forth in Section 2.6(b).

“Trailing Revenue” means the Business’s revenue for the trailing twelve (12) month ending period immediately preceding the month in which Closing occurs, determined in accordance with GAAP, consistently applied in accordance with historical practices, excluding any revenue from the teachout of students from Jones International University and any other teachouts.

“Transaction Expenses” shall mean (i) fees and expenses of all investment bankers, attorneys, accountants, advisors, consultants and other third-party service providers to whom payments are required to be made by the Seller Parties in connection with the transactions contemplated by this Agreement, and (ii) stay bonuses, sales bonuses, change in control payments, retention payments, severance or any other similar payments, payable by the Seller Parties as a result of, or otherwise in connection with, the transactions contemplated by this Agreement, but excluding the Closing Severance Payments.

“Transfer Taxes” shall have the meaning set forth in Section 12.1.

“Transferred Employee” shall have the meaning set forth in Section 6.1(a).

“Treasury Regulations” shall mean the final and temporary regulations promulgated by the United States Department of the Treasury under and pursuant to the Code.

“University” means Trident University International, the 100% online postsecondary educational institution directly owned and operated by the Company, including all locations, facilities and educational programs, and which has been issued the University OPEID.

“University OPEID” means Identification Number 04127900 issued by the Office of Postsecondary Education of USDE.

“USDE” shall mean the U.S. Department of Education.

“USDE Application” shall mean the application for pre-acquisition review to be submitted to the USDE by or on behalf of the University with respect to the transactions contemplated by this Agreement to obtain the USDE Application Notice; along with requesting direction and timing for the application requirements applicable to a merger of the University OPEID into the AIU OPEID.

“USDE Application Notice” means a written notice from the USDE following the completion of the USDE’s standard (nonabbreviated) review of the USDE Application regarding the transactions contemplated herein, which shall not indicate the existence of any material impediment to the merger of AIU and the University under the AIU OPEID or contain any conditions to the operation of the University or AIU post-Closing that are materially adverse to Buyer; provided, further, that a condition (i) requiring the Buyer to post a letter of credit in excess of 10% of the Title IV Program funding received by the University in its most recently completed fiscal year, (ii) restricting the ability of AIU to add new locations, add new educational programs or modify its existing educational programs (provided that this clause (ii) does not apply to such restrictions on the University), (iii) limiting enrollment levels for Title IV eligible student of AIU or the University, or (iv) providing for the opportunity for closed school discharges for current or former students of the University shall be deemed conditions materially adverse to Buyer.

“VA” shall mean the U.S. Department of Veterans Affairs or any state approving agency administering veterans’ educational benefits on behalf of the U.S. Department of Veterans Affairs.

“WARN Act” shall have the meaning set forth in Section 3.18(b).

“WSCUC” means the WASC Senior College and University Commission.

List of Exhibits and Schedules*

Exhibits

1.	Exhibit A: Assignment and Assumption Agreement

2.	Exhibit B: Assignment and Assumption of Lease

3.	Exhibit C: Bill of Sale

4.	Exhibit D: Intellectual Property Assignment Agreement

5.	Exhibit E: Lender Consent

6.	Exhibit F: 2019 and 2020 Budgets

7.	Exhibit G: Tax Clearance Certificates

8.	Exhibit H: Employment Agreement

9.	Exhibit I: Indemnity Agreement

10.	Exhibit J: 2019 Excess EBITDA Adjustment Amount

11.	Exhibit K: Assumed Contracts

12.	Exhibit L: EBITDA

13.	Exhibit M: Escrow Agreement

14.	Exhibit N: Net Working Capital

Schedules

1.	Schedule 2.2: Excluded Assets

2.	Schedule 2.7: Allocation of Purchase Price

3.	Schedule 3.3: No Conflicts; Consents

4.	Schedule 3.4: Subsidiaries

5.	Schedule 3.5: Sufficiency of, Title to and Condition of the Assets

6.	Schedule 3.6(a): Contracts

7.	Schedule 3.6(b): Contracts

8.	Schedule 3.7: Intellectual Property

9.	Schedule 3.8: Real Property; Leases

10.	Schedule 3.9: Financial Statements

11.	Schedule 3.10: Events Subsequent to Most Recent Balance Sheet Date

12.	Schedule 3.11: Litigation

13.	Schedule 3.12: Compliance with Laws

14.	Schedule 3.13: Educational Approvals and Educational Requirements

15.	Schedule 3.14: Student Enrollment Levels

16.	Schedule 3.15: Taxes

17.	Schedule 3.16: Insurance

18.	Schedule 3.18: Employees; Independent Contractors

19.	Schedule 3.19: Employee Benefit Plans

20.	Schedule 3.20: Environmental Compliance

21.	Schedule 3.22: Intercompany Services; Affiliate Interests and Transactions

22.	Schedule 3.23: Suppliers

23.	Schedule 3.24: No Undisclosed Liabilities

24.	Schedule 3.25: Accounts Receivable

25.	Schedule 3.26: Disputed Accounts Payable

26.	Schedule 3.28: Data Security

27.	Schedule 4.3 No Conflicts: Consents

28.	Schedule 5.3 Operations Pending Closing

29.	Schedule 5.5(b): Educational Consents and Governmental Approvals

30.	Schedule 5.8: Letters of Credit and Surety Bonds

31.	Schedule 7.2: Required Consents

* Schedules and other attachments to the Asset Purchase Agreement are omitted. Career Education Corporation agrees to furnish supplementally a copy of any schedule or other attachment to the Securities and Exchange Commission upon request.